4/19



82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Continental

*CURRENT ADDRESS

**FORMER NAME



**NEW ADDRESS

FILE NO. 82- 1357 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/19/05

82-1357"

AR/S
12-31-04

RECEIVED

04

Bringing growth into focus. Annual Report 2004.

Continental

Continental Divisions

Sales in € millions	**2004**	**2003**
Automotive Systems	5,007.7	4,625.7
Passenger and Light Truck Tires	4,104.2	3,907.2
Commercial Vehicle Tires	1,500.7	1,261.6
ContiTech	2,063.4	1,812.2

EBIT in € millions	**2004**	**2003**
Automotive Systems	487.5	369.5
Passenger and Light Truck Tires	383.4	345.8
Commercial Vehicle Tires	100.3	82.4
ContiTech	150.4	144.0

Continental Corporation

in € millions	2004	2003	2002	2001	2000
Sales	12,597.4	11,534.4	11,408.3	11,233.3	10,115.0
EBITA[1]	1,096.4	855.2	694.3	32.8	533.0
Consolidated net income/loss for the year	673.8	314.0	226.0	- 257.6	204.7
Dividends	116.3[2]	70.4	58.6	–	64.1
Cash flow	1,443.8	985.9	919.0	666.5	866.3
Capital expenditure on property, plant, and equipment	672.4	583.5	581.2	704.9	682.8
Amortization and depreciation[3]	665.7	603.1	670.3	891.3	654.7
Shareholders' equity	2,842.3	1,983.2	1,715.2	1,546.7	1,844.1
Equity ratio in %	29.4	23.9	20.9	17.2	24.2
Employees at the end of the year[4]	80,586	68,829	64,379	65,293	63,832
Share price (high) in €	47.26	30.98	19.53	19.45	20.94
Share price (low) in €	28.87	12.04	11.72	9.68	15.85

[1] Earnings before interest, taxes and regular goodwill amortization

[2] Subject to the approval of the Annual Shareholders' Meeting on May 12, 2005

[3] Excluding write-downs of investments

[4] Excluding trainees

04

a successful year for Continental.

RECEIVED
2005 APR 19 A 9:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



ISIN: DE 0005439004 and DE 000A0BVW59
WKN: 543 900 and A0BVW5

The invitation has been published in the electronic version of The Federal Bulletin (Bundesanzeiger) of April 4, 2005.

We invite our shareholders
to the **Annual Shareholders' Meeting** in the
Kuppelsaal of the Hanover Congress Centrum,
Theodor-Heuss-Platz 1-3, 30175 Hanover, at
10 a.m. on Thursday, May 12, 2005.

Agenda

1. Presentation of the adopted annual financial statements of Continental Aktiengesellschaft and the consolidated financial statements approved by the Supervisory Board, each as of December 31, 2004, the Management Report for Continental Aktiengesellschaft and the Management Report for the Continental Corporation as well as the Report of the Supervisory Board for fiscal 2004

The aforementioned documents are available for inspection by shareholders at the premises of Continental Aktiengesellschaft, Vahrenwalder Straße 9, 30165 Hanover, Germany and are posted on our website www.conti-online.com

2. Allocation of net income

The Executive Board and the Supervisory Board propose that the net income available from fiscal 2004, in the amount of € 116,721,938.35 be used as follows:

in €	
Distribution of a dividend in the amount of € 0.80 per share	116,333,247.20
Carried forward	388,691.15
Net income	116,721,938.35

3. Ratification of the Executive Board's actions for fiscal 2004
The Executive Board and the Supervisory Board propose that the actions of the Executive Board during fiscal 2004 be ratified.

4. Ratification of the Supervisory Board's actions for fiscal 2004
The Executive Board and the Supervisory Board propose that the actions of the Supervisory Board during fiscal 2004 be ratified.

5. Election of the auditors for fiscal 2005
The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hannover, be elected as auditors for fiscal 2005.

6. Authorization to acquire and to dispose of own shares
The authorization to acquire own shares issued to the Executive Board by the Annual Shareholders' Meeting of May 14, 2004, will expire at the end of the day on November 13, 2005, and hence before the 2006 Annual Shareholders' Meeting. The authorization is, therefore, proposed to be renewed and the amount adjusted to consider the current capital stock level.

The Executive Board and the Supervisory Board thus propose that the following be resolved:

a) The Company shall be authorized to acquire Company shares with an accounting par value share of the capital stock of up to € 37,226,636.80 via the stock exchange or on the basis of a tender offer to the shareholders. The consideration or the purchase price paid by the Company per share (without the additional costs of acquisition) may not fall below or exceed the average closing price of the same class of the Company's shares in Xetra trading (or a comparable successor system)

aa) on the last five trading days before acquisition by more than 10%, if acquired via the stock exchange;

bb) on the fifth to ninth trading day before announcement of the offer by no more than 20% if the acquisition is made on the basis of a tender offer to the shareholders.

b) Such acquisition authorization expires on November 11, 2006. It can also be exercised in partial amounts.

c) The Executive Board is authorized, with the consent of the Supervisory Board, to also make use of the shares of the Company acquired on the basis of the aforementioned or an earlier authorization by the Annual Shareholders' Meeting in other ways than by sale via the stock exchange or on the basis of a tender offer to the shareholders for all lawful purposes and in particular as follows:

aa) for sale to third parties against cash payment and/or as consideration within the framework of corporate mergers or in conjunction with the acquisition of companies or

holdings therein by the Company or any of its affiliated companies;

bb) for admission of the shares to official quoting on foreign stock exchanges on which they were not previously listed for trading;

cc) to honor subscription rights granted under the 1999 Stock Option Plan as per the resolution to point 13 of the 1999 Annual Shareholders' Meeting. The Supervisory Board of the Company decides on the extent to which Company shares are transferred to members of the Executive Board of the Company. The main points of the 1999 Stock Option Plan (Section 193 Subsection 2 No. 4 of the German Stock Corporation Act) are set out under paragraph j) at the end of this motion.

dd) to honor option- or convertible rights resulting from bonds with warrants or convertible bonds issued by the Company or other member of the Continental Group.

d) Authorization to sell the acquired shares against cash payment as per Paragraph c) Subparagraph aa) and for admission of the share to official quoting on a stock exchange as per Paragraph c) Subparagraph bb) is limited to shares with an accounting par value of the capital stock of up to €37,226,636.80. Such amount shall be reduced by the aggregate accounting par value of the capital stock which in future

aa) is issued in conjunction with the use of authorized capital, whereby the statutory subscription right as per Section 186 Subsection 3 Clause 4 of the German Stock Corporation Act is excluded;

bb) can be subscribed to on the basis of rights from bonds with warrants and/or convertible bonds issued subsequent to this authorization becoming effective and to the extent that the statutory subscription rights of shareholders are excluded as per Section 186 Subsection 3 Clause 4 of the German Stock Corporation Act in conjunction with the issue of such bonds.

e) The price for each share in the case of non-stockmarket sale to third parties against cash payment as per Paragraph c) Subparagraph aa) or admission to the stock exchange as per Paragraph c) Subparagraph bb) may not fall more than five percent below the average closing price of the same class of the Company's shares in Xetra trading (or a comparable successor system) on the last five trading days before stipulation of the obligation to sell the shares or prior to the day of respective admission of the shares to trading on a stock market.

f) A right on the part of the shareholders to subscribe to the Company's own shares is excluded insofar as the shares are sold in accordance with the authorizations granted in Paragraph c) hereof.

g) The Executive Board is authorized to redeem, with the consent of the Supervisory Board, shares of the Company acquired on the basis of this authorization or an earlier authorization granted by the Annual Shareholders' Meeting without a further resolution of the Annual Shareholders' Meeting being required for redemption or for implementation of same.

h) The authorizations included in Paragraphs c) and g) can be respectively used as a whole or in part, individually or jointly. They expire when and insofar as the shares acquired on the basis of the authorization proposed under Paragraph a) have, by exercise of the authorization granted under Paragraphs c) or g) hereof, been disposed of or been sold via the stock exchange or on the basis of a tender offer to the shareholders.

i) The authorization to acquire own shares granted the Executive Board for the period through November 13, 2005 by the Annual Shareholders' Meeting of May 14, 2004, as per Item 6 Paragraph a) of the agenda of said Shareholders' Meeting shall cease being effective once the new authorization proposed herewith takes effect.

j) The main points of the Stock Option Plan 1999 (Section 193 Subsection 2 No. 4 of the German Stock Corporation Act), adopted by the Annual Shareholders' Meeting of June 1, 1999, are as follows:

aa) Subscription right eligibles, allocation
Under the Company's 1999 stock option plan ("Stock Option Plan") subscription rights to shares of the Company are being issued exclusively to members of the Company's Executive Board, to the Company's Senior Executives, to members of the Executive Boards of the Company's subsidiaries and to Senior Executives of the Company's subsidiaries, as a performance-oriented remuneration. A maximum of 1,564,664 subscription rights can be issued, each giving the right to subscribe one share. Up to 16% of the subscription rights are allocated to the Company's Executive Board, up to 34% to the Company's Senior Executives, up to 20% to members of the Executive Boards of subsidiaries and up to 30% to Senior Executives of subsidiaries. The fact that a person eligible to subscribe belongs to more than one group eligible to subscribe shares shall not entitle that person to more than one grant of subscription rights. The subscription rights cannot be assigned. They can, however, be inherited.

bb) Acquisition and exercise period, waiting period
During the Term, and within the limits of the total volume of the Stock Option Plan, subscription rights may be issued in annual tranches to the persons eligible to subscribe. The volume of a single tranche shall not be greater than 30% of the total volume of the Stock Option Plan. The subscription rights in a tranche shall be issued within a period of three months after the respective Annual Shareholders' Meeting, but not before the Annual Shareholders' Meeting that resolves on the allocation of the Company's net income for the 1998 fiscal year. The first issue period shall be extended by the time that elapses between June 1, 1999 (the date of the Annual Shareholders' Meeting) and the date of the entry in the Commercial Register of the conditional capital increase mentioned in Paragraph b) below. The day on which the subscription rights are issued to the persons eligible to subscribe is the "issue date."

Subscription rights may not be exercised until the expiration of a waiting period of three years after the issue date ("Waiting Period"). The subscription rights may be exercised within a period of two years after the Waiting Period expires ("Exercise Period"), but only within the four-week periods ("Exercise Windows") following the Annual Shareholders' Meeting and the publication of the annual earnings, the six-month earnings and the nine-month earnings.

cc) Performance target

Subscription rights may be exercised within a given Exercise Period only if the average market price of the Continental-share in the Xetra closing auction on the Frankfurt Securities Exchange ("Average Closing Price") during the last 10 trading days before the respective Exercise Window is at least 15% above the Average Closing Price during the last 10 trading days before the issue date.

dd) Exercise price

The issue price for shares that are subscribed through an exercise of subscription rights resulting from the Stock Option Plan ("Exercise Price") shall correspond to the Average Closing Price during the 10 trading days preceding the issue date ("Issue Price"), plus a premium and minus a performance-oriented reduction and an outperformance-oriented reduction. The premium amounts to 15% of the Issue Price. The performance reduction amounts to 2% of the Issue Price for each full tenth of a percentage point by which the average EBIT-sales ratio of the Continental Corporation for the last two fiscal years prior to the exercise of the subscription rights has increased, compared with the average EBIT-sales ratio of the Continental Corporation for the fiscal year in which the subscription rights were issued and the preceding fiscal year. The EBIT-sales ratio is the relationship, expressed in percent, of the EBIT (net income or deficit of the Continental Corporation before net interest income or expense and income taxes) to consolidated sales. The outperformance reduction amounts to 2% of the Issue Price for each full percentage point by which the ratio, expressed in percent, between the Average Closing Price during the last 10 trading days before the respective Exercise Window and the Issue Price exceeds the ratio, expressed in percent, between the average figures of the MDAX (Midcap Index of Deutsche Börse AG) computed from closing prices during the last 10 trading days before the respective Exercise Window and the average of the MDAX figures computed from closing prices during the 10 trading days before the issue date. The Exercise Price shall not be less than 50% of the Issue Price and must at least be equal to the proportionate amount of the capital stock that is attributable to one share.

Report by the Executive Board for the Annual Shareholders' Meeting – pursuant to Section 186 Subsection 4 of the German Stock Corporation Act – on Item 6 of the agenda regarding the exclusion of subscription rights pursuant to Section 71 Subsection 1 No. 8, Section 186 Subsection 3 Clause 4 of the German Stock Corporation Act

The Executive Board and the Supervisory Board propose to the Annual Shareholders' Meeting to renew the authorization granted at the past Annual Shareholders' Meeting to acquire own shares – which authorization expires on November 13, 2005 – for the period

of 18 months as permitted by law. The proposal submitted substantially coincides with the contents of the authorization already granted.

Purchase by the Company must be effected exclusively via the stock exchange or on the basis of a public tender addressed to all shareholders. Compliance with the obligation of equal treatment of all shareholders pursuant to Section 71 Subsection 1 No. 8 Clauses 3 and 4 of the German Stock Corporation Act is thus assured. By limiting the authorization to a proportionate amount of the capital stock in the amount of € 37,226,636.80 the proposal takes into account the statutory limit for an authorization, which is equal to 10% of the total capital stock.

The Company shall be authorized to sell its own shares to third parties against cash consideration without having to offer them via the stock exchange or to all shareholders by public tender. This possibility serves the interest of the Company to sell its own shares to institutional investors, for example, or to be able to otherwise attract new domestic or foreign shareholder groups. This interest is also served by the possibility of using own shares for the introduction of the shares on stock exchanges on which the shares were not previously traded. At the moment the company is not pursuing any concrete plans for such a stock exchange admission. It should, however, be capable at all times of taking and implementing such a decision. The possibility of the subscription right exclusion enables the administration to quickly and flexibly exploit arising opportunities in a targeted and cost-efficient fashion. The financial interests of the shareholders are maintained by the fact that the sale – in compliance with Section 186 Subsection 3 Clause 4 of the German Stock Corporation Act – may be effected only at a price not significantly below the stock exchange price. The authorization thus allows a maximum discount of 5% on the average closing prices of Continental-shares in Xetra trading (or a comparable successor system) on the last five trading days prior to conclusion of the agreement on the sale of the shares.

The proposed authorization also provides for use of the acquired shares as consideration in conjunction with company mergers and direct or indirect acquisition of companies or holdings. Thus, the Company will be able to use its own shares as consideration for contributions in kind made by a seller, i.e. to make use of said shares as "acquisition currency". It is in the interest of the Company and its shareholders to always have own shares available as consideration for the acquisition of companies or holdings so as to be able to swiftly and flexibly use them for an acquisition as needed. The advantage that use of its own shares has over a capital increase against contribution in kind is that the own shares can be procured faster, more easily and without having to increase capital stock. Using own shares in this way means, of course, that the shares cannot be sold to the Company's existing shareholders, for which reason the proposed exclusion of shareholder subscription rights is necessary. In the interest of the shareholders and of the Company, the Executive Board will endeavor to obtain the best possible price for each share creditable to the purchase price for the object acquired; the Board will give due consideration to the stock market price of the Continental-share at the time the own shares are sold.

The proposed resolution is furthermore designed to ensure that the Company's own shares can also be used to honor the subscription rights granted under the 1999 Stock Option Plan and option- or conversion rights resulting from bonds with warrants or convertible bonds issued by the Company or other members of the Continental Group. The proposed exclusion of subscription rights is necessary to achieve such purpose. The key points of the 1999 Stock Option Plan are set out in paragraph j) of the proposed resolution and may be inspected at the business premises of Continental AG in Hanover during normal working hours up to the day of the Annual Shareholders' Meeting. They are also available for viewing at the Continental Website, www.conti-online.com under the "Investor Relations" link.

Finally, Paragraph h) ensures that the authorization to dispose of own shares shall remain in force for as long as and insofar as shares acquired on the basis of the acquisition authorization proposed in Paragraph a) are still held by the Company. Unlike the acquisition authorization, the disposal authorization does not expire on a specific date but as a consequence of its exercise and via sale of the shares on the stock market or by tender offer to the shareholders.

Participation in the Annual Shareholders' Meeting

Shareholders are entitled to participate in the Annual Shareholders' Meeting and exercise their voting rights provided they have deposited their shares at our Company Cashier's Office in Hanover, with a German notary public, at a bank for the central deposit of securities, or at one of the banks listed below, or a branch of one of these, by the end of regular business hours on May 4, 2005 and leave said shares so deposited until the close of the Annual Shareholders' Meeting:

Deutsche Bank AG
Bayerische Hypo- und Vereinsbank AG
BHF-Bank AG
Commerzbank AG
Dresdner Bank AG
Norddeutsche Landesbank Girozentrale

Shares will be deemed deposited if they are held at a bank on behalf of and with the authorization of a depository and are not released until the close of the Annual Shareholders' Meeting.

We trust you will understand that due to the increase in the number of those wishing to attend our Annual Shareholders' Meeting in recent years, no more than two admission tickets can be issued per shareholder.

Proxy

Shareholders who do not wish to personally attend the Annual Shareholders' Meeting can exercise their voting right by proxy, e.g. through a bank or an association of shareholders.

We offer our shareholders the option of authorizing – already prior to the Annual Shareholders' Meeting – proxies appointed by the Company and bound to vote as instructed. Shareholders wishing to avail themselves of this service must be in possession of an admission ticket to the Annual Shareholders' Meeting. To ensure that the admission ticket is received on time, it should be ordered as early as possible at the depositary bank.

The powers of attorney for the proxies appointed by the Company can be issued in writing or electronically via the Internet. In either case they must contain instructions on the exercise of the voting right. The power of attorney is not valid without these instructions. The proxies are obliged to vote as instructed. Further details on the issue of power of attorney and instruction, particularly electronically, will be sent to the shareholders by their depositary bank together with the admission ticket to the Annual Shareholders' Meeting. The details can also be viewed on the Company's Website at www.conti-online.com.

Counter motions from shareholders

Counter motions to a specific item on the agenda put forth by the Executive Board or the Supervisory Board as per Section 126 or an election proposal as per Section 127 of the German Stock Corporation Act are to be directed solely to:

Continental AG
Abteilung Hauptversammlung
Vahrenwalder Straße 9
30165 Hanover, Germany

Fax: +49 (0)511/938-1040
E-Mail: hv@conti.de

All counter motions or election nominations from shareholders which are to be made accessible will be published on the Website www.conti-online.com under the „Investor Relations" link immediately upon receipt as long as they are filed at one of the addresses cited above no later than two weeks prior to the Annual Shareholders' Meeting. Motions sent to other addresses will not be considered. Any comments from administration will likewise be posted at the aforementioned Website.

Hanover, April 4, 2005

Continental Aktiengesellschaft
The Executive Board

Continental Aktiengesellschaft,
P.O.Box 169, 30001 Hanover, Germany
Phone +49 511 938-01, Fax +49 511 938-81770,
mailservice@conti.de, www.conti-online.com
Company address:
Vahrenwalder Straße 9, 30165 Hanover, Germany

RECEIVED
2005 APR 19 A 9:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



ISIN: DE 0005439004 and DE 000A0BVW59
WKN: 543 900 and A0BVW5

The invitation has been published in the electronic version of The Federal Bulletin (Bundesanzeiger) of April 4, 2005.

We invite our shareholders
to the **Annual Shareholders' Meeting** in the
Kuppelsaal of the Hanover Congress Centrum,
Theodor-Heuss-Platz 1-3, 30175 Hanover, at
10 a.m. on Thursday, May 12, 2005.

Agenda

1. Presentation of the adopted annual financial statements of Continental Aktiengesellschaft and the consolidated financial statements approved by the Supervisory Board, each as of December 31, 2004, the Management Report for Continental Aktiengesellschaft and the Management Report for the Continental Corporation as well as the Report of the Supervisory Board for fiscal 2004

The aforementioned documents are available for inspection by shareholders at the premises of Continental Aktiengesellschaft, Vahrenwalder Straße 9, 30165 Hanover, Germany and are posted on our website www.conti-online.com

2. Allocation of net income

The Executive Board and the Supervisory Board propose that the net income available from fiscal 2004, in the amount of € 116,721,938.35 be used as follows:

in €	
Distribution of a dividend in the amount of € 0.80 per share	116,333,247.20
Carried forward	388,691.15
Net income	116,721,938.35

3. Ratification of the Executive Board's actions for fiscal 2004
The Executive Board and the Supervisory Board propose that the actions of the Executive Board during fiscal 2004 be ratified.

4. Ratification of the Supervisory Board's actions for fiscal 2004
The Executive Board and the Supervisory Board propose that the actions of the Supervisory Board during fiscal 2004 be ratified.

5. Election of the auditors for fiscal 2005
The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hannover, be elected as auditors for fiscal 2005.

6. Authorization to acquire and to dispose of own shares
The authorization to acquire own shares issued to the Executive Board by the Annual Shareholders' Meeting of May 14, 2004, will expire at the end of the day on November 13, 2005, and hence before the 2006 Annual Shareholders' Meeting. The authorization is, therefore, proposed to be renewed and the amount adjusted to consider the current capital stock level.

The Executive Board and the Supervisory Board thus propose that the following be resolved:

a) The Company shall be authorized to acquire Company shares with an accounting par value share of the capital stock of up to € 37,226,636.80 via the stock exchange or on the basis of a tender offer to the shareholders. The consideration or the purchase price paid by the Company per share (without the additional costs of acquisition) may not fall below or exceed the average closing price of the same class of the Company's shares in Xetra trading (or a comparable successor system)

aa) on the last five trading days before acquisition by more than 10%, if acquired via the stock exchange;

bb) on the fifth to ninth trading day before announcement of the offer by no more than 20% if the acquisition is made on the basis of a tender offer to the shareholders.

b) Such acquisition authorization expires on November 11, 2006. It can also be exercised in partial amounts.

c) The Executive Board is authorized, with the consent of the Supervisory Board, to also make use of the shares of the Company acquired on the basis of the aforementioned or an earlier authorization by the Annual Shareholders' Meeting in other ways than by sale via the stock exchange or on the basis of a tender offer to the shareholders for all lawful purposes and in particular as follows:

aa) for sale to third parties against cash payment and/or as consideration within the framework of corporate mergers or in conjunction with the acquisition of companies or

holdings therein by the Company or any of its affiliated companies;

bb) for admission of the shares to official quoting on foreign stock exchanges on which they were not previously listed for trading;

cc) to honor subscription rights granted under the 1999 Stock Option Plan as per the resolution to point 13 of the 1999 Annual Shareholders' Meeting. The Supervisory Board of the Company decides on the extent to which Company shares are transferred to members of the Executive Board of the Company. The main points of the 1999 Stock Option Plan (Section 193 Subsection 2 No. 4 of the German Stock Corporation Act) are set out under paragraph j) at the end of this motion.

dd) to honor option- or convertible rights resulting from bonds with warrants or convertible bonds issued by the Company or other member of the Continental Group.

d) Authorization to sell the acquired shares against cash payment as per Paragraph c) Subparagraph aa) and for admission of the share to official quoting on a stock exchange as per Paragraph c) Subparagraph bb) is limited to shares with an accounting par value of the capital stock of up to €37,226,636.80. Such amount shall be reduced by the aggregate accounting par value of the capital stock which in future

aa) is issued in conjunction with the use of authorized capital, whereby the statutory subscription right as per Section 186 Subsection 3 Clause 4 of the German Stock Corporation Act is excluded;

bb) can be subscribed to on the basis of rights from bonds with warrants and/or convertible bonds issued subsequent to this authorization becoming effective and to the extent that the statutory subscription rights of shareholders are excluded as per Section 186 Subsection 3 Clause 4 of the German Stock Corporation Act in conjunction with the issue of such bonds.

e) The price for each share in the case of non-stockmarket sale to third parties against cash payment as per Paragraph c) Subparagraph aa) or admission to the stock exchange as per Paragraph c) Subparagraph bb) may not fall more than five percent below the average closing price of the same class of the Company's shares in Xetra trading (or a comparable successor system) on the last five trading days before stipulation of the obligation to sell the shares or prior to the day of respective admission of the shares to trading on a stock market.

f) A right on the part of the shareholders to subscribe to the Company's own shares is excluded insofar as the shares are sold in accordance with the authorizations granted in Paragraph c) hereof.

g) The Executive Board is authorized to redeem, with the consent of the Supervisory Board, shares of the Company acquired on the basis of this authorization or an earlier authorization granted by the Annual Shareholders' Meeting without a further resolution of the Annual Shareholders' Meeting being required for redemption or for implementation of same.

h) The authorizations included in Paragraphs c) and g) can be respectively used as a whole or in part, individually or jointly. They expire when and insofar as the shares acquired on the basis of the authorization proposed under Paragraph a) have, by exercise of the authorization granted under Paragraphs c) or g) hereof, been disposed of or been sold via the stock exchange or on the basis of a tender offer to the shareholders.

i) The authorization to acquire own shares granted the Executive Board for the period through November 13, 2005 by the Annual Shareholders' Meeting of May 14, 2004, as per Item 6 Paragraph a) of the agenda of said Shareholders' Meeting shall cease being effective once the new authorization proposed herewith takes effect.

j) The main points of the Stock Option Plan 1999 (Section 193 Subsection 2 No. 4 of the German Stock Corporation Act), adopted by the Annual Shareholders' Meeting of June 1, 1999, are as follows:

aa) Subscription right eligibles, allocation
Under the Company's 1999 stock option plan ("Stock Option Plan") subscription rights to shares of the Company are being issued exclusively to members of the Company's Executive Board, to the Company's Senior Executives, to members of the Executive Boards of the Company's subsidiaries and to Senior Executives of the Company's subsidiaries, as a performance-oriented remuneration. A maximum of 1,564,664 subscription rights can be issued, each giving the right to subscribe one share. Up to 16% of the subscription rights are allocated to the Company's Executive Board, up to 34% to the Company's Senior Executives, up to 20% to members of the Executive Boards of subsidiaries and up to 30% to Senior Executives of subsidiaries. The fact that a person eligible to subscribe belongs to more than one group eligible to subscribe shares shall not entitle that person to more than one grant of subscription rights. The subscription rights cannot be assigned. They can, however, be inherited.

bb) Acquisition and exercise period, waiting period
During the Term, and within the limits of the total volume of the Stock Option Plan, subscription rights may be issued in annual tranches to the persons eligible to subscribe. The volume of a single tranche shall not be greater than 30% of the total volume of the Stock Option Plan. The subscription rights in a tranche shall be issued within a period of three months after the respective Annual Shareholders' Meeting, but not before the Annual Shareholders' Meeting that resolves on the allocation of the Company's net income for the 1998 fiscal year. The first issue period shall be extended by the time that elapses between June 1, 1999 (the date of the Annual Shareholders' Meeting) and the date of the entry in the Commercial Register of the conditional capital increase mentioned in Paragraph b) below. The day on which the subscription rights are issued to the persons eligible to subscribe is the "issue date."

Subscription rights may not be exercised until the expiration of a waiting period of three years after the issue date ("Waiting Period"). The subscription rights may be exercised within a period of two years after the Waiting Period expires ("Exercise Period"), but only within the four-week periods ("Exercise Windows") following the Annual Shareholders' Meeting and the publication of the annual earnings, the six-month earnings and the nine-month earnings.

cc) Performance target
Subscription rights may be exercised within a given Exercise Period only if the average market price of the Continental-share in the Xetra closing auction on the Frankfurt Securities Exchange ("Average Closing Price") during the last 10 trading days before the respective Exercise Window is at least 15% above the Average Closing Price during the last 10 trading days before the issue date.

dd) Exercise price
The issue price for shares that are subscribed through an exercise of subscription rights resulting from the Stock Option Plan ("Exercise Price") shall correspond to the Average Closing Price during the 10 trading days preceding the issue date ("Issue Price"), plus a premium and minus a performance-oriented reduction and an outperformance-oriented reduction. The premium amounts to 15% of the Issue Price. The performance reduction amounts to 2% of the Issue Price for each full tenth of a percentage point by which the average EBIT-sales ratio of the Continental Corporation for the last two fiscal years prior to the exercise of the subscription rights has increased, compared with the average EBIT-sales ratio of the Continental Corporation for the fiscal year in which the subscription rights were issued and the preceding fiscal year. The EBIT-sales ratio is the relationship, expressed in percent, of the EBIT (net income or deficit of the Continental Corporation before net interest income or expense and income taxes) to consolidated sales. The outperformance reduction amounts to 2% of the Issue Price for each full percentage point by which the ratio, expressed in percent, between the Average Closing Price during the last 10 trading days before the respective Exercise Window and the Issue Price exceeds the ratio, expressed in percent, between the average figures of the MDAX (Midcap Index of Deutsche Börse AG) computed from closing prices during the last 10 trading days before the respective Exercise Window and the average of the MDAX figures computed from closing prices during the 10 trading days before the issue date. The Exercise Price shall not be less than 50% of the Issue Price and must at least be equal to the proportionate amount of the capital stock that is attributable to one share.

Report by the Executive Board for the Annual Shareholders' Meeting – pursuant to Section 186 Subsection 4 of the German Stock Corporation Act – on Item 6 of the agenda regarding the exclusion of subscription rights pursuant to Section 71 Subsection 1 No. 8, Section 186 Subsection 3 Clause 4 of the German Stock Corporation Act

The Executive Board and the Supervisory Board propose to the Annual Shareholders' Meeting to renew the authorization granted at the past Annual Shareholders' Meeting to acquire own shares – which authorization expires on November 13, 2005 – for the period

of 18 months as permitted by law. The proposal submitted substantially coincides with the contents of the authorization already granted.

Purchase by the Company must be effected exclusively via the stock exchange or on the basis of a public tender addressed to all shareholders. Compliance with the obligation of equal treatment of all shareholders pursuant to Section 71 Subsection 1 No. 8 Clauses 3 and 4 of the German Stock Corporation Act is thus assured. By limiting the authorization to a proportionate amount of the capital stock in the amount of € 37,226,636.80 the proposal takes into account the statutory limit for an authorization, which is equal to 10% of the total capital stock.

The Company shall be authorized to sell its own shares to third parties against cash consideration without having to offer them via the stock exchange or to all shareholders by public tender. This possibility serves the interest of the Company to sell its own shares to institutional investors, for example, or to be able to otherwise attract new domestic or foreign shareholder groups. This interest is also served by the possibility of using own shares for the introduction of the shares on stock exchanges on which the shares were not previously traded. At the moment the company is not pursuing any concrete plans for such a stock exchange admission. It should, however, be capable at all times of taking and implementing such a decision. The possibility of the subscription right exclusion enables the administration to quickly and flexibly exploit arising opportunities in a targeted and cost-efficient fashion. The financial interests of the shareholders are maintained by the fact that the sale – in compliance with Section 186 Subsection 3 Clause 4 of the German Stock Corporation Act – may be effected only at a price not significantly below the stock exchange price. The authorization thus allows a maximum discount of 5% on the average closing prices of Continental-shares in Xetra trading (or a comparable successor system) on the last five trading days prior to conclusion of the agreement on the sale of the shares.

The proposed authorization also provides for use of the acquired shares as consideration in conjunction with company mergers and direct or indirect acquisition of companies or holdings. Thus, the Company will be able to use its own shares as consideration for contributions in kind made by a seller, i.e. to make use of said shares as "acquisition currency". It is in the interest of the Company and its shareholders to always have own shares available as consideration for the acquisition of companies or holdings so as to be able to swiftly and flexibly use them for an acquisition as needed. The advantage that use of its own shares has over a capital increase against contribution in kind is that the own shares can be procured faster, more easily and without having to increase capital stock. Using own shares in this way means, of course, that the shares cannot be sold to the Company's existing shareholders, for which reason the proposed exclusion of shareholder subscription rights is necessary. In the interest of the shareholders and of the Company, the Executive Board will endeavor to obtain the best possible price for each share creditable to the purchase price for the object acquired; the Board will give due consideration to the stock market price of the Continental-share at the time the own shares are sold.

The proposed resolution is furthermore designed to ensure that the Company's own shares can also be used to honor the subscription rights granted under the 1999 Stock Option Plan and option- or conversion rights resulting from bonds with warrants or convertible bonds issued by the Company or other members of the Continental Group. The proposed exclusion of subscription rights is necessary to achieve such purpose. The key points of the 1999 Stock Option Plan are set out in paragraph j) of the proposed resolution and may be inspected at the business premises of Continental AG in Hanover during normal working hours up to the day of the Annual Shareholders' Meeting. They are also available for viewing at the Continental Website, www.conti-online.com under the "Investor Relations" link.

Finally, Paragraph h) ensures that the authorization to dispose of own shares shall remain in force for as long as and insofar as shares acquired on the basis of the acquisition authorization proposed in Paragraph a) are still held by the Company. Unlike the acquisition authorization, the disposal authorization does not expire on a specific date but as a consequence of its exercise and via sale of the shares on the stock market or by tender offer to the shareholders.

Participation in the Annual Shareholders' Meeting

Shareholders are entitled to participate in the Annual Shareholders' Meeting and exercise their voting rights provided they have deposited their shares at our Company Cashier's Office in Hanover, with a German notary public, at a bank for the central deposit of securities, or at one of the banks listed below, or a branch of one of these, by the end of regular business hours on May 4, 2005 and leave said shares so deposited until the close of the Annual Shareholders' Meeting:

Deutsche Bank AG
Bayerische Hypo- und Vereinsbank AG
BHF-Bank AG
Commerzbank AG
Dresdner Bank AG
Norddeutsche Landesbank Girozentrale

Shares will be deemed deposited if they are held at a bank on behalf of and with the authorization of a depository and are not released until the close of the Annual Shareholders' Meeting.

We trust you will understand that due to the increase in the number of those wishing to attend our Annual Shareholders' Meeting in recent years, no more than two admission tickets can be issued per shareholder.

Proxy

Shareholders who do not wish to personally attend the Annual Shareholders' Meeting can exercise their voting right by proxy, e.g. through a bank or an association of shareholders.

We offer our shareholders the option of authorizing – already prior to the Annual Shareholders' Meeting – proxies appointed by the Company and bound to vote as instructed. Shareholders wishing to avail themselves of this service must be in possession of an admission ticket to the Annual Shareholders' Meeting. To ensure that the admission ticket is received on time, it should be ordered as early as possible at the depositary bank.

The powers of attorney for the proxies appointed by the Company can be issued in writing or electronically via the Internet. In either case they must contain instructions on the exercise of the voting right. The power of attorney is not valid without these instructions. The proxies are obliged to vote as instructed. Further details on the issue of power of attorney and instruction, particularly electronically, will be sent to the shareholders by their depositary bank together with the admission ticket to the Annual Shareholders' Meeting. The details can also be viewed on the Company's Website at www.conti-online.com.

Counter motions from shareholders

Counter motions to a specific item on the agenda put forth by the Executive Board or the Supervisory Board as per Section 126 or an election proposal as per Section 127 of the German Stock Corporation Act are to be directed solely to:

Continental AG
Abteilung Hauptversammlung
Vahrenwalder Straße 9
30165 Hanover, Germany

Fax: +49 (0)511/938-1040
E-Mail: hv@conti.de

All counter motions or election nominations from shareholders which are to be made accessible will be published on the Website www.conti-online.com under the „Investor Relations" link immediately upon receipt as long as they are filed at one of the addresses cited above no later than two weeks prior to the Annual Shareholders' Meeting. Motions sent to other addresses will not be considered. Any comments from administration will likewise be posted at the aforementioned Website.

Hanover, April 4, 2005

Continental Aktiengesellschaft
The Executive Board

Continental Aktiengesellschaft,
P.O.Box 169, 30001 Hanover, Germany
Phone +49 511 938-01, Fax +49 511 938-81770,
mailservice@conti.de, www.conti-online.com
Company address:
Vahrenwalder Straße 9, 30165 Hanover, Germany

Bringing growth into focus. Annual Report 2004.

To Our Shareholders

C3 Key Figures for the Continental Corporation
C4 Continental Divisions
6 Letter to Shareholders

Company Profile

[illegible] Capital Market Information
[illegible] Corporate Strategy
[illegible] Employees
[illegible] Quality and the Environment

Management Report

Management Report for Continental AG and the Corporation

24 Market Environment
26 Earnings and Financial Situation
[illegible] Automotive Systems
[illegible] Passenger and Light Truck Tires
[illegible] Commercial Vehicle Tires
[illegible] ContiTech
[illegible] Assets, Earnings and Financial Situation of the Parent Company
[illegible] Risks and Risk Management
[illegible] Developments in 2005

Consolidated Financial Statements

[illegible] Statement of the Executive Board
[illegible] Independent Auditors' Report
[illegible] Consolidated Statements of Income
[illegible] Consolidated Balance Sheets
[illegible] Consolidated Statements of Cash Flows
[illegible] Statements of Changes in Consolidated Shareholders' Equity
[illegible] Segment Reporting
[illegible] Notes to the Consolidated Financial Statements
[illegible] Consolidated Financial Statements – Supplemental Disclosure Pursuant to Section 292a of the *Handelsgesetzbuch* (HGB – German Commercial Code)

Further Information

[illegible] Corporate Governance
[illegible] Report of the Supervisory Board
[illegible] The Supervisory Board
[illegible] The Executive Board
[illegible] Continental Corporation – Ten-Year Review
[illegible] Glossary
[illegible] Financial Calendar
[illegible] Contact Details and Acknowledgements

80,5

86

people working for you around the world.

We can only achieve sustained success through the hard work and commitment of our employees.

Our common goal is to make individual mobility safer and more comfortable.

Dear Shareholders,

The most moving event of 2004 for us was without doubt the tsunami in South Asia at the end of the year. We sympathize with the suffering of the many people affected by this devastating catastrophe. We donated $500,000 to aid the rebuilding of the region, and also encouraged our employees to make donations. None of our employees were directly affected by the tsunami.

2004 was another successful year for Continental. Once again, we were able to top the previous year's sales and earnings figures – despite the one-time charge from the restructuring measures in the plant in Mayfield, U.S.A., amounting to €104 million. The Automotive Systems, Passenger and Light Truck Tires, Commercial Vehicle Tires and ContiTech divisions all contributed to this encouraging development. I would like to take this opportunity, as well as on behalf of my colleagues on the Executive Board, to sincerely thank our employees. We paid our employees once again a special bonus in recognition of their successful performance in 2004.

Sales increased 9.2% to €12.6 billion. The increase amounted to 8.8% before exchange rate effects and changes in the scope of consolidation, which mainly relate to Phoenix and Continental Sime Tyre. Our operating result increased 28.2% to €1,096.4 million. Excluding the restructuring measures at the Mayfield plant, the increase actually amounts to 40.4%. We reduced our effective indebtedness, including proceeds from sales of accounts receivable and contingent liabilities on notes, by €733 million, despite the acquisition of Phoenix. The Executive Board and the Supervisory Board will propose to increase the dividend by 53.8% to €0.80 per share at the Annual Shareholders' Meeting.

For Continental, the most significant event of the year under review was the acquisition of Phoenix AG to strengthen and enhance the development of ContiTech. The merger of ContiTech and Phoenix will form a company at the forefront of the global market for rubber and plastics technology, whose competitive ability and development potential is better positioned for the long term. Our Air Spring Systems, Conveyor Belt Group, and Fluid business units will benefit particularly from the acquisition.

The market for Electronic Stability Control (ESC) systems is still growing. We benefited from this growth again, increasing our sales volume by 37% to 4.3 million systems in 2004. Further momentum is now coming from the U.S.A, where vehicle manufacturers are increasingly installing this safety system as standard equipment in SUVs (sport utility vehicles) and other vehicles. We were awarded major contracts by DaimlerChrysler and Ford to equip their SUVs. We currently expect ESC system sales in the U.S.A. to double in 2005 and triple in 2006 compared to 2004.

We achieved record sales in 2004 once again in the winter tire market after years of steady growth: the increase of 7.3% over the prior year to 15.7 million tires confirmed our market leadership in this segment.

Our major challenge continues to be the passenger and light truck tires business in the NAFTA region. We managed to increase sales and earnings, before restructuring expenses. We made particularly healthy progress in the original equipment business in the U.S.A., and increased our market share significantly. This cut into our replacement market business due to production bottlenecks, which led us to refocus our replacement business to where it offered adequate margins, and remove low margin products from our range. The delivery situation is set to improve in 2005, as we will have completed the transfer of production from our Mayfield plant and will also be importing tires from our Malaysia facilities to the North American market. The U.S.A. will also import from Brazil as from 2006, once our new plant begins production. We remain confident that we will break-even in the NAFTA region in the fourth quarter of 2005.

Our efforts in Russia ended abruptly, teaching us an important lesson for future acquisitions or ventures abroad. We had to abandon our tire production joint venture there prematurely due to problems with our business partner and the local authorities which led to delays and internal project management difficulties. These developments meant that we would have been unable to ensure the long-term profitability through the venture or feasibility of the location. By abandoning the project, we incurred total expenses of €26.9 million. However, our overall business in the Russian market, which we continue to operate as an export market, was not negatively affected.

We started to leverage our position as Official Partner of the 2006 FIFA World Cup Germany™ in 2004 in a large number of marketing activities to further expand international awareness of Continental. We will also be involved in the FIFA Confederations Cup Germany 2005 with sales promotion measures, bringing Continental as an innovative and dynamic brand closer to the public.

2004 was another positive year for Continental. Our earnings exceeded the one billion mark. That makes our goal for 2005 clear: to improve sales and our operating result yet again.

We would like to thank you, our shareholders, for your trust in our performance and in the achievements of our employees, now numbering around 80,000. We will not shy any efforts, again in 2005, to continue to earn this trust.

Yours sincerely,



Manfred Wennemer



Manfred Wennemer
Chairman,
responsible for ContiTech



Dr. Alan Hippe
responsible for Finance,
Controlling and Law



Martien de Louw
responsible for Passenger and
Light Truck Tires



Dr. Karl-Thomas Neumann
responsible for Automotive Systems



Dr. Hans-Joachim Nikolin
responsible for Commercial
Vehicle Tires, Corporate Quality
and Environment



Thomas Sattelberger
responsible for Human Resources,
Director of Labor Relations

55.4

Capital Market Information
Corporate Strategy
Employees
Quality and the Environment



increase in the Continental share price in 2004 – a 48.1% improvement compared to the DAX.

The stock market is rewarding our successful entrepreneurial approach and the systematic implementation of our strategy. In line with our customers' needs, we deliver components, modules and systems that prove their worth in the market. We are known in the automotive industry as an innovative and reliable development partner. High quality products are our priority, and we take our responsibility to protect the environment as a serious commitment.

Capital Market Information

Continental shares were the most successful DAX stock in 2004. The majority of analysts expect a further increase in 2005.

Continental share price continues to rise

The stock markets were subdued in 2004, only recovering from their weak beginning towards the end of the year. This was reflected in the DAX, which closed 7.3% up on 2003. The U.S. Dow Jones Index also recorded a slight positive development. Automotive shares barely increased on average.

Continental's share price improved 55.4% in 2004. It leveled off initially, reaching its low for the year at €28.87 on March 24, 2004, before beginning to rise steadily. It hit its annual high on December 23, at €47.26, before closing the year at €46.73. This means that it outperformed the DAX by 48.1%, putting Continental at the top of the field. The majority of analysts expect to see further increases in 2005.

At the end of 2004, Continental held the 18th place on the DAX with a market capitalization of €6.75 billion, and 23rd in terms of share volumes.

Dividends

Continental generated a record operating profit in 2004. Consolidated net income for the year of €673.8 million was an impressive 114.6% above the previous year's figure of €314.0 million. We will therefore propose a record dividend of €0.80 per no-par value share, or 17.3% of consolidated net income for the year, at the Annual Shareholders' Meeting on May 12, 2005.

Convertible bonds

We issued a €400 million convertible bond on May 4, 2004 for a term of seven years and a coupon of 1.625% p.a. The bond can be converted into 7.8 million Continental AG shares at an exercise price of €51.00.

The convertible bond issued in 1999 was due to mature on October 25, 2004. The conversion price of €25.75 was clearly exceeded at the end of the last conversion period, which led to a total conversion of around 99.9% or 9.7 million new shares.

Continental bonds are a continued success

The Continental bond issued in December 2001 continued to perform well in 2004. The spread (risk premium) fell further to around 25 basis points. The bond maintained its positive performance as in prior years, closing at 113.28 on December 31, 2004.

A nominal amount of €87.8 million of the 6.875% Continental AG bond totaling €500 million, issued in 2001 and due in 2008, was repurchased and cancelled in the fourth quarter of 2004.

Share price performance



Key figures per share in €	2004	2003
Consolidated net income	4.88	2.37
Consolidated net income, fully diluted	4.62	2.24
Cash flow	10.45	7.43
Dividend	0.80	0.52
Shareholders' equity	20.58	14.94
Stock market price as of December 31	46.73	30.07
High	47.26	30.98
Low	28.87	12.04
Number of shares, average (in millions)	138.1	132.7
Number of shares as of December 31 (in millions)	145.4	135.4

Further, as part of a public buy-back offer, a nominal amount of €185.8 million of the 5.25% Continental Rubber of America, Corp. bond totaling €500 million, issued in 1999 and due in 2006, was also repurchased and cancelled in the fourth quarter of 2004.

Ratings rise

The two rating agencies Moody's and Standard & Poor's raised Continental's ratings as part of their regular reviews. Standard & Poor's upgraded its rating from BBB to BBB+ with a stable outlook, while Moody's left its rating unchanged at Baa2, but switched to a positive outlook.

Value creation measured against the cost of capital

The return on capital employed (ROCE) is the operating result of the divisions as the percentage return on their operating assets. It is compared with the internally defined cost of capital to determine whether a division creates value. The same applies to the Corporation as a whole.

Calculating the cost of capital entails numerous assumptions. Analysts covering Continental put our after-tax cost of capital between 6.5% and 8.5%. This means that Continental has been able to create significant value also when measured against these independent benchmarks.

Investor relations

In 2004, the Company's investor relations reflected the increased interest shown by analysts and institutional investors at conferences, roadshows, and one-on-one discussions. There was a significant increase in the number of roadshows and one-on-one discussions with

Increase in ROCE in € millions



investors and analysts as against 2003. Requests for information on the Company have risen substantially. For example, Continental's development is being followed in the meantime by around 40 analysts.

Conversion to IFRS

Our consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). As of 2005, we will convert our reporting, including our interim reports, to International Financial Reporting Standards (IFRS) in line with the new EU requirements. The preparations are proceeding according to plan.

Stock exchange listings

Continental's shares are officially listed on the German stock exchanges in Frankfurt, Stuttgart, Hamburg, and Hanover. In the U.S.A. they are traded as part of a sponsored ADR (American Depositary Receipt) program on the OTC (Over the Counter) market.

Shareholder structure

In accordance with the statutory requirements, we have disclosed changes in our shareholders that were communicated to us in the course of the year, in line with the provisions of the *Wertpapierhandelsgesetz* (WpHG – German Securities Trading Act). Based on this information, 77.7% of Continental shares are in free float. Detailed information about individual shareholders holding more than 5% of Continental's shares is provided under Note 16 to the consolidated financial statements.

A survey of the shareholder structure completed at the beginning of 2005 provided information on our institutional investors. Based on this survey, we were able to identify a total of 77.3% of Continental AG's shareholders with the following geographical distribution:

Shareholder structure: Geographical distribution in %





Corporate Strategy

We registered about 1,500 patents in 2004, primarily for increasing traffic safety. Our products are developed from these patents – the basis for our success in the future.

More development work for suppliers
Suppliers are increasingly taking over development work from vehicle manufacturers, a trend which started a number of years ago. Studies show they account for around two thirds of vehicle innovations today. At the same time, the vertical integration of automobile manufacturers has continuously decreased over the last 25 years. Whereas the relevant figure was 37.5% for European vehicle producers in 1980, only 21.5% is predicted for 2005. This will further increase the value added by suppliers, which Continental will also profit from.

Expanding market for safety systems
A large proportion of the innovations in automobiles relate to optimizing safety. Surveys demonstrate that this aspect ranks first to third, depending on country, in terms of priority for people buying automobiles in Europe. Electronic Stability Control (ESC) plays a decisive role in terms of electronic driving dynamics systems. About 60% of the vehicles currently produced in Germany are fitted with ESC, compared with about 10% in North America. Automobile manufacturers in the U.S.A. have now decided to fit almost all SUVs and some other vehicles with ESC in the future. We expect that awareness about ESC and its importance for vehicle safety will increase as a result, and that other types of vehicles will also be fitted with ESC in the future. As a result, installation rates for electronic driving dynamics systems in cars look set to rise steadily.

International authorities get involved in traffic safety
In response to recent studies, authorities have intensified their efforts to improve traffic safety. For example, in its status report of January 2005, the U.S. Insurance Institute for Highway Safety concluded that fitting ESC could reduce the risk of fatal accidents involving only one vehicle by 30% for automobiles and 63% for SUVs.

European authorities are also working intensively on improving traffic safety. The European Commission has set itself the target of halving the number of fatal accidents, presently around 40,000 a year, by 2010.

In the summer of 2004, the decision to install Anti-lock Brake Systems (ABS) made voluntarily in 2001 by companies belonging to the European Automobile Manufacturers' Association came into force. Since then, at least ABS has been a standard feature of all Western European automobiles.

Continental's safety systems
We make individual mobility safer and more comfortable. Creating value is our driving force. We constantly work towards this vision.

Active safety components – driver assist systems
Active safety components – such as high-performance brakes, traction control systems, and ESC – help to avoid accidents and are the focus of our research and development.

In 2004, we introduced a further development to our Electronic Stability Control: ESC II. Unlike the first generation of ESC systems, ESC II actively intervenes in the steering, making the vehicle easier to control in extreme situations and the braking distance shorter. An optional electronically controlled suspension can also be activated to compensate for load-alteration effects. A further improvement to the system will go into production in 2005: Along with the features described above, the intervention in the electromechanical steering is then transmitted to drivers as a steering option, helping them to countersteer correctly.

We are also continuously enhancing systems that measure and analyze external conditions such as the flow of traffic to offer the driver appropriate solutions. Our adaptive cruise control systems maintain a desired speed and a desired distance to the vehicle in front.

Combining active and passive safety

Elements of passive safety, such as airbags, seat-belt tensioners, and systems that hold the vehicle occupants in the optimal position before impact, help to reduce the risk of injury.

A large number of innovations have already emerged from our APIA (Active-Passive Integration Approach) project which combine the active and passive safety elements that previously functioned as stand-alone components – i.e., the prevention of accidents or the limitation of their consequences. Our next challenge is APIA II. This involves image processing and aggregating various sensor data to enable comprehensive monitoring of the immediate traffic environment.

We introduced our Closing Velocity Sensor in the year under review, which is able to recognize the distance, speed and direction of movement of an object in relation to the vehicle. This sensor can detect well in advance whether an impact will be direct or come from an angle, allowing the system to optimally adjust and activate passive safety elements.

Tire pressure monitoring in commercial vehicles

We have developed a new system for monitoring tire pressure in commercial vehicles by combining our expertise in tires and electronics. The key to this technology is a battery-free sensor module in the tire. The module not only measures pressure and temperature, it also aids in tire identification. This makes driving safer and also more economical, since both fuel consumption as well as wear and tear on the tires can be reduced as a result of improved maintenance opportunities. In cooperation with Bridgestone, we are currently defining a global standard for tire pressure measurement systems for commercial vehicles.

New tread technology for improved safety

Multi Component Tread Technology (MCT) improves the handling characteristics of passenger tires, thus improving driving safety. Unlike traditional tires, this technology uses different rubber compounds for the tire treads to solve conflicting goals: for example, making improvements in dry roadholding without diminishing grip on wet surfaces. This conflict can be significantly reduced with MCT. In 2004, we received several approvals for tires with MCT technology from German automobile manufacturers.

Improved driving dynamics and driving safety

ContiTech and Continental Teves are collaborating on a development project for rear-axle steering, which is also geared to improving driving dynamics and safety in combination with ESC systems. The system's active tie-rod bearings allow a steering angle of up to 3.0 degrees. A hydraulic actuator allows the car wheel to be steered directly from its axle bearing, and therefore the actuator can be applied to unmodified rear axles. It also enables separate steering of the individual wheels. This allows for path correction during braking or in the case of understeering into curves, and also helps with parking.

A systematic entrepreneurial approach

Technological progress and innovations are the cornerstones of our success. Our systematic entrepreneurial approach helps us to implement our clearly defined strategy:

Partnership with our customers

We produce individual components, modules and complex systems, and act as development partners with the goal of adding value for our customers and ourselves.

A healthy balance between the original equipment and replacement markets

Since we want to be more independent of economic fluctuations in the automotive industry, total sales to this sector shall remain at around 60% of consolidated sales in the future. Whereas they amount to almost 100% in the Automotive Systems division, they are substantially lower in the two tire divisions and ContiTech. Consolidated sales in 2004 were split between the automotive industry at 62% and the replacement business and other sectors at 38%.

A cost-conscious approach

All areas of the Company, down to the smallest unit, adopt a cost-conscious approach to hold our positions on the world market and remain competitive. We constantly analyze and implement cost savings in all areas. The expansion of production capacity, the establishment

of research and development activities, and locating administrative units in countries with low labor costs are fundamental elements of this approach.

Focus on business units occupying leading positions

Our business units must be among the leaders in their respective markets. If they cannot achieve this within a reasonable period of time and with reasonable costs or investments, we will dispose of them. In 2004, for example, we sold the Agricultural Tires unit to a company with a more promising future in that product area. On the other hand, we are strengthening ContiTech units with the acquisition of Phoenix.

Creating value for our shareholders

Creating value is our vision and driving force. This drive comes from our conviction that only systematic and sustained value creation will lead to an increase in enterprise value and thus to long-term positive share performance.

Now more than ever, companies are required to allocate capital efficiently. Traditional financial controlling models and management compensation systems are not always adequate for these new requirements. A positive return on sales does not indicate whether investors' capital costs have been covered, as these costs in particular are often not fully or adequately reflected in the income statement. However, value is only added when these expectations are fully met. Otherwise, value is destroyed, along with the trust in the Company.

For this reason, adding value is an integral component of our corporate strategy and management, and the cost of capital concept is implemented throughout the Corporation, beginning with the tendering process and investment approval through internal performance tracking and corporate management, up to the variable compensation for senior executives.

Sales to the automotive industry in 2004



Employees

The number of employees rose by roughly 11,800 in 2004 – due mainly to Phoenix. Their swift integration and continuous training ensure successful work for the company.

Increasingly attractive as an employer

Thanks to the success of the Company as well as our revised human resources marketing activities, we achieved a double-digit increase in our ranking in the Trendence Study on employer attractiveness to young graduates in Germany. Our goal for 2005 is not only to significantly improve our position again, but also to continue the internationalization of our human resources marketing. Our Ambassador Program has played a key role in increasing awareness about Continental and improving our image. In this program, managers and experts acting as Continental ambassadors have taken part in over one hundred lectures, seminars, discussions and workshops at selected universities.

We develop careers

Between 800 and 900 graduates begin their careers with Continental every year. Also in 2004 there were close to 900 worldwide. Thorough, rapid integration and the achievement of full productivity are the goals of the first career phase. We actively support this process with our new Graduate Program, which includes measures designed to teach social, team, and problem-solving skills. Corporate Entry Conferences also form part of the program. These international forums convey an overview of the Corporation and its culture across functions, divisions and national borders. Our new employees also invest in their qualifications as part of this initiative: The Company covers the costs of the program, while employees invest part of their free time.

Looking beyond one's desk: the basis for management

Setting oneself new challenges early on in one's professional development is a prerequisite for assuming a management role later on. Our Cross-Moves Initiative, expanded in 2004, has proved exceptionally successful here. More than 60 up-and-coming managers were given new tasks across individual functions and divisions at an international level. We plan to extend the initiative in 2005.

Continuous development of leadership qualities

The goal of a high-performance culture formulated in The Basics, our Company guidelines, can only be reached if our managerial ability is at a sufficiently high level. We enhanced the basis for our systematic selection and assessment processes for junior managers and senior executives with the Big Six, our six success factors for management: knowledge, learning, change, drive, interaction, and vision. The Big Six Radar, a method for assessing leadership qualities that builds on these factors, has been successfully tested and will be implemented internationally. In this method, managers' leadership qualities are assessed every two years by employees, colleagues and superiors. This way senior executives receive important information about their own management behavior, and can then selectively improve it through consultation or training as required.

Competitive plants thanks to competitive employees

Parallel to staff development for and in the area of management, we intensified our efforts to improve qualification processes for our plant employees in 2004. This initiative aims on the one hand to give our employees the skills they need to deal with the constantly increasing complexity of our production technology, and on the other to open up opportunities for personal development leading to increased responsibilities, other functions, and other careers. We are firmly convinced that this life-long learning model makes a major contribution not only to ensuring the competitive position of our plants, but also the employability of our staff.

The ongoing education of our employees will play a central role in managing demographic change. Based on the German chemical industry collective agreement on education and training, we are near to closing an agreement to promote ongoing in-service qualification programs. Here, too, we are implementing the co-invest principle, whereby employees attend specific parts of the training in their free time. It is therefore possible to

undertake not only new, but also extended and longer-term qualification measures as required, to the benefit of both the employee and the company.

Training for young people – an obligation and an opportunity

Vocational training for young people is for us both an obligation and an opportunity. We currently have 1,605 trainees – 1,244 of whom are in Germany – learning a variety of technical and commercial professions at Continental. In 2004, a new era of dual traineeship started. For the first time, future business graduates will complete a recognized bachelor's degree in cooperation with the Leibniz-Akademie in Hanover. Starting in the 2005 winter semester, we are planning to establish bachelor degree programs for our dual technical and commercial training of high-school graduates at the universities of applied sciences in Hanover, Wiesbaden, Mainz and Darmstadt and at the universities of cooperative education in Hanover and Mannheim. These programs have already been established in our locations in southern Germany, in cooperation with the Ingolstadt University of Applied Sciences.

Continental also provides training in commercial and technical areas for young persons outside Germany. The focus in Europe is on France and the Czech Republic, and in Asia on the Philippines.

Planning for retirement – the central topic

In 2004, we changed the employee pension scheme in the Automotive Systems division to the ContiPLUS model, which has been in place in the other divisions since 1999. This means that all divisions in Germany now have a defined contribution pension scheme which offers both employees and the Company a sustainable and transparent pension system. We will successively extend this system to our international locations with pension plans.

Promoting personal responsibility

We are convinced more than ever of the importance of an additional self-financed retirement fund. We provided a wide range of information and advising opportunities to sensitize our employees about the need to take responsibility for their retirement planning early on. Around 27% of our employees in Germany have now signed up for our system for a self-financed company pension. This figure represents a year-on-year increase of 8% points.

Employees by division (as of December 31, 2004)



We have introduced a worktime account scheme for employees covered by the collective agreement for the chemical industry. This scheme gives our employees the opportunity to accumulate worktime credits from flex-time systems, vacations, and remuneration components that they can use either to take early retirement even sooner, or to up their pensions.

Profit sharing for mutual success

In recognition of their extremely positive contribution to the Corporation's results in 2004, the Executive Board resolved to pay employees a one-off lump sum as a share of the Corporation's profits.

New compensation system for senior executives

In 2004, we developed a new value-oriented variable compensation system for our 180 or so senior executives worldwide that will come into effect in fiscal 2005. The amount of the bonus will depend on three factors: the year-on-year gain in value creation achieved by the executive for his business, the return on capital employed and the attainment of individual goals. The bonus can be as high as 81% of the fixed annual income.

Employees by region (as of December 31, 2004)



Quality and the Environment

The same high demands on product quality and environmental protection apply to all our 137 production facilities in 27 countries.

Economic success through high quality

The development of modern vehicle technology entails a level of complexity that can only be managed by constantly increasing quality requirements. At the same time, low costs have long been required by the automotive industry from suppliers as a matter of course. Continental's quality culture has its roots in The Basics – our Company guidelines – and in the worldwide implementation of our quality policy.

Uniform quality standards in our plants

Global usage and marketing of our products, combined with ever stricter statutory requirements and increasing product liability requirements, make it absolutely vital that a uniformly high level of quality be maintained systematically. This includes the entire process chain, starting with customer requirements, on through product planning, development and production, down to monitoring how the product performs in the market – i.e., customer satisfaction.

Our efficient Corporation-wide quality management system, continuous improvement processes and the use of project management ensure that the quality of all processes, products, and services reflects established Corporation standards, regardless of the particular production plant. This is independently confirmed by the certification of our locations according to global quality standards.

Partnership with our suppliers

Uniform standards across all plants mean that all locations have the same requirements for their suppliers, locally or globally.

Customers' increasing expectations for our products, coupled with increasing product complexity, places extremely high demands on our quality management. They also have considerable effects on the requirements we make for our suppliers, with whom we collaborate closely to introduce new developments in quality control. Only the systematic integration of our suppliers with our quality process allows us to meet the high quality demands for our products and services. For example, our supplier development activities in the Automotive Systems division led to a reduction in the number of faulty components delivered of more than 30% over the prior year.

In the case of proven partnerships, we encourage our suppliers to join us in our ongoing globalization process to ensure optimum and efficient local delivery to our customers. Local cooperation partners are necessary to ensure worldwide deliverability. At the same time, raw materials and components must meet the same standards worldwide. This means integrating the partners into our processes and, where necessary, developing them further to ensure that we meet our own expectations and those of our customers.

The safety of our products is our top priority

The safety of a product largely depends on the quality of development and production. Our strategy is therefore based on these factors; for example the use of proven, mandatory market-driven test procedures and control plans in development and subsequent production.

Such tests and a large number of other quality checks, along with the clear specification of components used, allow us to trace a product back to its individual parts. In this way, potential quality defects can be identified and isolated. The interaction of our products with other vehicle components plays a particularly important role for our customers in the automotive industry. The product tracing process also has consequences for our suppliers. They have to create the necessary systems to guarantee that each and every component of a product can be traced.

Globalization and environmental protection

Continental is active in almost all regions of the world. We take our responsibility to protect the environment seriously. Cross-border environmental protection in all phases of a product's life cycle is therefore a focal point.

Our goal of harmonizing environmental protection, social responsibilities, and entrepreneurial success is stated in

our ESH (Environment, Safety, Security, and Health) policy. Continental introduced its own environmental management system before environmental protection became an industry requirement; this has proved its effectiveness in Europe and North America, and is continually updated.

Thanks to this approach, we are also successful in protecting the environment at locations in developing regions. For example:

Voluntary certification in virtually all tire plants

Nearly all of our tire plants are now certified in accordance with ISO 14001, and the remainder are preparing for certification. There is no legal requirement regarding the certification of a plant in accordance with ISO 14001. The process includes an annual independent audit of environmental management functionality. This is the case at our facility in Port Elizabeth, South Africa. The tire plant was first certified according to ISO 14001 in 1999 and has successfully passed the regular audits since then. This is related to the continuous improvement in environmental performance at the plant. The focus in 2004 was on water protection. Various measures were implemented together with the local authorities, such as employee training in the prevention of water contamination and reduction of water consumption. As a result of these measures, the plant's water consumption fell by 60%. In addition, the environmental awareness of our employees' children was raised through competitions on the issue.

Optimizing waste management at ContiTech

The Brazilian Ponta Grossa plant, which makes technical elastomer products, began production in 1999, manufacturing vehicle equipment such as drive belts, automotive hose lines, and original equipment engine and chassis components made of rubber-metal bondings. An environmental management system was set up at the same time that production began, and in 2003 the entire plant was certified according to ISO 14001. Special attention is paid to waste management. Employee awareness – the result of special training – is reflected in the plant's exemplary waste separation system, which allows a large amount of waste to be handed over to a disposal company for recycling. This means that the plant does not incur any waste disposal costs whatsoever.

Cutting waste and electricity consumption at Automotive Systems

Nearly all plants in this division are certified according to ISO 14001. One of the certified plants is in Manila, the Philippines, where components for electronic brake systems and comfort electronics are manufactured. The Manila plant already had its own environmental protection control programs before the international implementation of ISO 14001. These programs formed the basis for subsequently applying the Continental environmental management system. The climax of the systematic and successful development process was ISO 14001 certification in 2000. The plant achieved excellent results in cutting waste and electricity consumption. Waste volumes were reduced by more than 60%, and electricity consumption by more than 80%, thanks to a reduction in lighting costs following internal training, technical improvements and organizational measures.

The examples presented here from three regions are representative of the Corporation's other production facilities, and demonstrate Continental's understanding of environmental protection and practice.

Manufacturing locations





Management Report for Continental AG and the Corporation

24 Market Environment
26 Earnings and Financial Situation
34 Automotive Systems
36 Passenger and Light Truck Tires
38 Commercial Vehicle Tires
40 ContiTech
42 Assets, Earnings and Financial Situation of the Parent Company
45 Risks and Risk Management
46 Developments in 2005



passenger and light truck tires, 17,500 truck tires, 34,000 electronic brake systems, 150,000 meters of hose and much more – our daily production in 2004. Our production volumes are on the rise, as reflected in sales and earnings. All four divisions – Automotive Systems, Passenger and Light Truck Tires, Commercial Vehicle Tires and ContiTech – contributed to value in 2004.

Market Environment

Overall economic development

The economic development in the individual regions and countries was extremely varied in the year 2004. High growth rates in Asia and Eastern Europe contrasted with more modest growth in Western Europe, Japan, and the NAFTA region.

Global real GNP grew by about 4.8%. The growth rate in Germany of 1.6% was below the figure for the euro zone of approximately 2.0%. Growth in the NAFTA region was 4.5%, where the key economic drivers were tax cuts and the expenditure-oriented U.S. governmental policy. In Asia, China proved to be a key factor in the world economy with growth of over 9%. An increase in exports to other Asian countries and North America had a positive effect on Japan's economy.

The U.S. Federal Reserve ushered in an interest rate reversal following the positive economic development in the U.S.A. and continuing positive economic forecasts. It announced the first rise in interest rates in four years at the end of June 2004. Key rates rose in several stages to 2.25% at the year-end. In contrast, European Central Bank rates remained unchanged at 2%, as a result of low growth and the subdued growth forecasts for 2005.

Increasing government debt and a growing trade balance deficit again put pressure on the U.S. dollar in 2004. The year-end closing rate for the euro rose from 1.25 to 1.36 U.S. dollars over the prior year. This marks an all-time high since the introduction of the euro. However, the overall euro performance in 2004 cannot be described as strong. Currencies such as the Czech and Slovak koruny climbed 6.6% and 5.7% respectively against the euro. The yen rose against the U.S. dollar, climbing from 107.00 to 103.75 yen.

Automobile production*

Light vehicle production

In 2004, 61.3 million vehicles were produced in the light vehicles segment**. The number of passenger cars, station wagons and light commercial vehicles increased over the prior year by 4.6%, compared with only 2.5% in 2003.

Production in the NAFTA region fell to 15.8 million vehicles. In 2003 the market declined by 3%. Production in South America rose by 26% to 2.4 million vehicles, while in Eastern Europe it rose by 21% to 4.0 million. In Western Europe production rose by 1% to 16.6 million vehicles following two years of decline. Asia recorded a 6% increase for a total of 21.2 million vehicles, of which 4.4 million relate to China, an increase of 13%.

Light vehicle production in millions of units**	**2004**	**2003**	**2002**	**2001**	**2000**
Western Europe	16.6	16.4	16.5	16.8	16.6
Eastern Europe	4.0	3.3	2.9	2.9	3.1
NAFTA	15.8	15.9	16.4	15.5	17.1
South America	2.4	1.9	1.9	2.0	2.0
Asia	21.2	20.0	18.5	16.8	17.2
Africa and Middle East	1.3	1.1	0.9	0.8	0.7
Total	**61.3**	**58.6**	**57.1**	**54.8**	**56.7**

*Source: Global Insight **Passenger cars, station wagons, commercial vehicles (< 6t)

Heavy vehicle production** in thousands of units	2004	2003	2002	2001	2000
Western Europe	420	380	360	380	410
Eastern Europe	110	90	80	80	90
NAFTA	480	360	360	330	510
South America	100	70	60	70	70
Asia	830	790	710	570	480
Total	**1,940**	**1,690**	**1,570**	**1,430**	**1,560**

*Source: Global Insight **Commercial vehicles > 6t

Commercial vehicle production

Worldwide growth in commercial vehicle production continued at an accelerated pace in 2004, exceeding the prior year by 14.8%, for a total of 1.94 million units.

All regions recorded a plus in this area – in some cases a considerable one. Production in South America rose by 42.9% to 100,000 vehicles, while the North American market picked up substantially after stagnating the previous year. Production was up 33.3% on the previous year, at 480,000 units.

Eastern European production increased by 22.2% to 110,000 vehicles. Following declines in 2001 and 2002, and only slight growth in 2003, Western Europe recorded a significant increase of 10.5% in 2004, to 420,000 trucks.

In Asia, the world's largest commercial vehicle market, there was a 5.1% increase to 830,000 units. The growth rate in China was considerably stronger, at 7.5% to 430,000 units.

Earnings and Financial Position

Further rise in consolidated sales

Consolidated sales increased by 8.8% over the prior year before the effects of exchange rate movements and changes in the scope of consolidation. After exchange rate effects and the consolidation of Continental Sime Tyre and Phoenix, they increased by 9.2% to €12,597.4 million (2003: €11,534.4 million). Phoenix contributed €160.2 million to consolidated sales from November 2004.

Substantial improvement in consolidated earnings

The operating result (EBIT) increased substantially by 28.2% to €1,096.4 million, compared with €855.2 million in 2003. The return on sales was 8.7% (2003: 7.4%). Restructuring costs relating to the Mayfield plant in the U.S.A. reduced EBIT by €104.0 million. Before these costs, earnings improved by 40.4% for a return on sales of 9.5%.

The net interest expense was lower than the previous year at €103.0 million (2003: €133.1 million). The decrease resulted from a further reduction in indebtedness and positive exchange rate effects. These effects fully offset the expenses from the early, partial repurchases of the 2001 and 1999 bond issues.

The continuing worldwide integration of the passenger tire activities further improved the tax position of the Corporation. As a result of these measures, income taxes were reduced by approximately €60 million, which arose on consolidation through changes in the valuation allowance on deferred tax assets. The overall income tax expense amounted to €296.7 million (2003: €393.9 million), equivalent to an effective tax rate of 29.9%.

Consolidated net income rose by 114.6% to €673.8 million (2003: €314.0 million), and earnings per share increased by €2.51 to €4.88 (2003: €2.37).

Continental uses the percentage return on capital employed (ROCE) as a key performance indicator at all management levels. In addition, Continental Value Contribution (CVC) measures the absolute amount of value achieved, and Delta CVC captures the change in abso-

Sales in € millions	2004	2003	Change in %
Automotive Systems	5,007.7	4,625.7	8.3
Passenger and Light Truck Tires	4,104.2	3,907.2	5.0
Commercial Vehicle Tires	1,500.7	1,261.6	19.0
ContiTech	2,063.4	1,812.2	13.9
Other	- 78.6	- 72.3	–
Continental Corporation	**12,597.4**	**11,534.4**	**9.2**

Earnings overview in € millions	2004	2003	Change in %
Automotive Systems	487.5	369.5	31.9
Passenger and Light Truck Tires	383.4	345.8	10.9
Commercial Vehicle Tires	100.3	82.4	21.7
ContiTech	150.4	144.0	4.4
Other	- 25.2	- 86.5	–
EBIT	**1.096.4**	**855.2**	**28.2**
Net interest expense	- 103.0	- 133.1	22.6
Net income before taxes	**993.4**	**722.1**	**37.6**
Tax expense	- 296.7	- 393.9	24.7
Minority interests	- 22.9	- 14.2	- 61.3
Consolidated net income	**673.8**	**314.0**	**114.6**
Earnings per share in €	4.88	2.37	106.2

EBIT	in € millions		% of sales	
	2004	**2003**	**2004**	**2003**
Automotive Systems	487.5	369.5	9.7	8.0
Passenger and Light Truck Tires	383.4	345.8	9.3	8.9
Commercial Vehicle Tires	100.3	82.4	6.7	6.5
ContiTech	150.4	144.0	7.3	7.9
Other	- 25.2	- 86.5	–	–
Continental Corporation	**1,096.4**	**855.2**	**8.7**	**7.4**

Operating assets	in € millions		ROCE in %	
	Dec. 31, 2004	**Dec. 31, 2003**	**2004**	**2003**
Automotive Systems	2,849.2	2,827.5	17.1	13.1
Passenger and Light Truck Tires	2,300.8	2,212.0	16.7	15.6
Commercial Vehicle Tires	830.1	939.9	12.1	8.8
ContiTech*	1,373.3	826.1	11.0	17.4
Other	22.6	27.7	–	–
Continental Corporation	**7,376.0**	**6,833.2**	**14.9**	12.5

* The ROCE is affected by the consolidation of Phoenix for two months: the full operating assets of Phoenix are measured only against November and December 2004 EBIT.

lute value over the previous year. The change in the absolute contribution, measured by the Delta CVC, shows the extent to which management units are achieving value-added growth or employing resources more efficiently.

The ROCE for the Continental Corporation is 14.9% (2003: 12.5%). Before the consolidation of Phoenix, there is a ROCE of 16.1%.

In 2004, all divisions contributed to value, both in terms of CVC and Delta CVC.

Capital expenditure	in € millions		% of sales	
	2004	2003	2004	2003
Automotive Systems	273.7	282.6	5.5	6.1
Passenger and Light Truck Tires	251.1	199.5	6.1	5.1
Commercial Vehicle Tires	80.9	61.4	5.4	4.9
ContiTech	92.6	78.9	4.5	4.4
Holding	4.7	3.4	–	–
Continental Corporation	**703.0**	**625.8**	**5.6**	**5.4**

Depreciation and amortization	in € millions		% of sales	
	2004	2003	2004	2003
Automotive Systems	246.6	246.4	4.9	5.3
Passenger and Light Truck Tires	242.3	210.9	5.9	5.4
Commercial Vehicle Tires	77.3	75.8	5.2	6.0
ContiTech	103.1	72.5	5.0	4.0
Holding	7.5	0.8	–	–
Continental Corporation	**676.8**	**606.4**	**5.4**	**5.3**

Capital expenditure up over the prior year

Additions to property, plant and equipment and software totaled €703.0 million, up €77.2 million compared to 2003 (€625.8 million). The capital expenditure ratio amounted to 5.6% of sales (2003: 5.4%). Total depreciation and amortization amounted to €676.8 million (2003: €606.4 million).

Automotive Systems invested primarily in its Electronic Brake and Safety Systems, Brake Actuation, Chassis & Powertrain and Body Electronics business units. Investment was focused on Germany, Belgium, the U.S.A., the Czech Republic, and Mexico. In July, a new production and development site in Sibiu, Romania, started operation after a construction period of only ten months.

The tire divisions continued to expand capacity at their low-cost locations in Portugal, the Czech Republic, Romania, Slovakia, Mexico, and Malaysia. We also laid the cornerstone for a new tire factory in Camaçari, Brazil.

ContiTech invested in rationalizing production processes at Western European locations and in new customer projects. In Timişoara, Romania, we expanded capacity for the production of hose lines and components for power transmission systems.

Research and development

In 2004, research and development activities at Automotive Systems focused on the areas of driving dynamics control, hybrid drives and sensor technology, as well as camera systems and image processing. In the tire divisions, along with developing and launching new product lines, we worked on optimizing extended mobility systems, tire pressure monitoring systems, and new compound technologies. ContiTech concentrated mainly on new axle mount systems, vibration damping components, oil-resistant power transmission systems, and low-emission hose lines. At the end of 2004, our research and development departments employed 5,246 staff.

Purchasing

In 2004, many global markets for raw materials changed from being buyers' markets to being sellers' markets through increasing demand, in particular, from the rapid economic growth rate in China and economic recoveries in the U.S.A. and Japan.

For Continental, the natural rubber market is one of the more critical quoted raw material exchanges. The high price volatility in this market was seen again in the 20% increase over 2003 and made 2004 the third year in a row with dramatic price increases. Measured in U.S. dollars, the price of natural rubber had risen by a total of 230% since 2001.

Crude oil is the basis for many of the materials we use in production, such as synthetic rubber, carbon black and chemicals. The conversion from crude oil, involving a number of processes, is carried out by our suppliers. After an uninterrupted rise over the first ten months of 2004, the price of crude oil reached a historic high of over 55 U.S. dollars per barrel at the end of October. Towards the end of the year, the price of crude oil fell to 40 U.S. dollars per barrel. On average, crude oil was 25% more expensive in 2004 than in the previous year.

In addition to natural rubber and crude oil, metals are also important to Continental's purchasing portfolio. Even more than in the case of crude oil, the metals undergo greater multi-stage processing by our suppliers to convert the base materials (e.g. crude steel) into the resources (e.g. steel cord) and components (e.g. turned parts) used in our production.

Price increases in Europe were cushioned by the weak U.S. dollar. The additional cost of natural rubber and steel amounted to around €100 million in total. In the tire divisions, however, it was possible to pass the increase on to customers. The purchasing volume rose by around 8% to €7.6 billion (2003: €7.0 billion).

Prices of natural rubber



Prices of crude oil



Production at low-cost sites

In line with our strategy, we continued to expand production in 2004 at locations with low wage costs.

Breakdown of sales

62% of our sales are generated by original automotive equipment manufacturing, and 38% from replacement business and other areas, for example, the mining industry and the construction of machinery.

Production at low-cost sites in %	Europe		Rest of the world	
	2004	2003	2004	2003
Automotive Systems*	21	20	36	36
Passenger and Light Truck Tires**	50	50	19	19
Commercial Vehicle Tires**	61	58	13	7
ContiTech*	8	6	39	34

* based on sales ** based on units

Breakdown of sales in %	Original equipment		Replacement business	
	2004	2003	2004	2003
Automotive Systems	96	96	4	4
Passenger and Light Truck Tires	31	29	69	71
Commercial Vehicle Tires	18	16	82	84
ContiTech	69	71	31	29
Continental Corporation	62	61	38	39

Sales by region in %	2004	2003
Germany	33	33
Europe excluding Germany	38	35
NAFTA region	20	22
Asia	7	5
Other	2	5

Total assets

Total assets increased substantially over the previous year by €1,385.0 million to €9,683.5 million (2003: € 8,298.5 million). This development was largely a result of the acquisition of Phoenix. As in the previous year, total assets were impacted by the continuing decline of the U.S. dollar and the Mexican peso.

The increases in goodwill and other intangible assets were also mainly due to the acquisition of Phoenix. As in 2003, expenditure in property, plant, and equipment exceeded depreciation. Inventories and trade accounts receivable rose due to higher sales volumes overall and a strong performance by the winter tire business in Europe. In addition, fewer trade accounts receivable were sold under the ABS programs. Other assets and amounts receivable increased mainly through the funding of insurance contracts for certain German pension entitlements. These policies, which now total €78.4 million, do not qualify as pension fund assets and are therefore not netted against the related obligations. Cash and cash equivalents rose again due to the positive cash flow from operating activities. The reduction in deferred taxes resulted from the utilization of tax losses carried forward mainly in Europe. Deferred pension charges were lower due to the strong decline of the U.S. dollar exchange rates and through the recognition of curtailment costs in connection with the restructuring activities in the U.S.A. These effects more than offset contributions to U.S. pension funds of €44.7 million.

Consolidated balance sheets in € millions	**Dec. 31, 2004**	**Dec. 31, 2003**
Goodwill	1,425.2	1,424.0
Other intangible assets	116.0	98.6
Property, plant, and equipment	3,062.3	2,765.6
Investments	141.2	142.7
Fixed assets and investments	**4,744.7**	**4,430.9**
Inventories	1,271.7	1,084.8
Trade accounts receivable	1,602.7	1,192.1
Other assets and amounts receivable	580.1	439.0
Cash and cash equivalents	1,139.4	747.6
Current assets	**4,593.9**	**3,463.5**
Deferred tax assets	161.5	174.8
Deferred pension charges	183.4	229.3
Total assets	**9,683.5**	**8,298.5**
Shareholders' equity	2,842.3	1,983.2
Minority interests	224.2	151.4
Pension liabilities	1,387.0	1,202.4
Accrued and deferred income taxes payable	494.8	565.4
Accruals for other risks	810.9	735.5
Indebtedness	1,834.4	1,916.2
Trade accounts payable	1,235.8	1,035.5
Other liabilities	854.1	708.9
Gearing ratio in %	24.5	58.9
Equity ratio in %	29.4	23.9

Shareholders' equity and minority interests

Shareholders' equity, and the equity ratio, rose over the previous year through the substantial increase in consolidated net income, and the conversion in 2004 of the convertible bond issued in 1999. These factors more than compensated for the negative effects from direct charges against shareholders' equity for additional minimum pension liabilities and the dividend payment.

The increase in minority interests represents the 24.4% of Phoenix shares not yet purchased. Steps had already been initiated to effectively acquire a further 20.2% of these shares, but could not be completed before the balance sheet date.

Accruals and other liabilities

Pension and other post-employment liabilities increased as a result of the dramatic fall in long-term interest rates and the first-time consolidation of Phoenix, as well as restructuring measures in the U.S.A. Accrued income taxes declined through lower outstanding domestic income taxes. Accruals for other risks were higher mainly as a result of product warranties and the first-time consolidation of Phoenix.

Cash flow and financing

Net cash provided by operating activities amounted to €1,297.3 million (2003: €1,234.9 million), while cash used in investing activities totaled €817.4 million (2003: €626.8 million). As a result, cash flow before financing activities amounted to €479.9 million (2003: €608.1 million). The most influential factors were the favorable development in earnings despite higher depreciation and amortization, a sharp decrease in sales of accounts receivable and increased capital expenditure. The reduction over the prior year in free cash flow was mainly the result of higher investments, particularly the acquisition of 75.6% of the Phoenix shares, and the sharp reduction in sales of accounts receivable.

The reconciliation of cash flow to the change in net indebtedness shows a substantial decrease in net indebtedness of €473.6 million to €695.0 million (2003: €1,168.6 million) following the almost complete conversion of €263.9 million of the convertible bond issued in 1999, due October 2004, and the consolidation of Phoenix's debt.

The gearing ratio improved to 24.5% (2003: 58.9%).

Continental was active on the finance market through the issue of a €400 million convertible bond issued by the Conti-Gummi Finance B.V. and the early, partial repurchase of outstanding bonds for a total volume of €273.6 million. The €1.5 billion multicurrency facility, which was renewed on July 31, 2003 with a term of five years, continues to provide us with a liquidity reserve. It was not drawn on during 2004. On average, based on month-end values, 64.4% of debt in 2004 had fixed interest rates. We reduced our effective indebtedness, i.e., including the proceeds from the sales of accounts receivable and contingent liabilities on notes, by €732.7 million.

Reconciliation of cash flow to the change in net indebtedness in € millions	**2004**	**2003**
Cash flow before financing activities (free cash flow)	479.9	608.1
Dividend payment	- 70.4	- 58.6
Comprehensive income*	3.9	97.3
Issue of shares with no effect on cash	263.9	0
Other**	- 225.5	- 9.3
Foreign exchange effects	21.8	92.9
Change in net indebtedness	**473.6**	**730.4**

* Includes the sale of treasury stock as well as the issue of employee shares (only 2003)

** Includes indebtedness consolidated from acquisitions

Employees

At the end of 2004, Continental had a workforce of 80,586 employees – an increase of 11,757 compared to the end of 2003. This rise resulted mainly from the consolidation of Phoenix.

In the Automotive Systems division, the number of employees rose principally due to the first-time consolidation of sensor activities in China. New staff were also hired as a result of positive volume developments in Germany, Japan, Mexico, Romania and the Czech Republic.

The Passenger and Light Truck Tires division increased its workforce principally in Mexico and Romania. In North America, the restructuring at the Mayfield plant led to a reduction in personnel. The number of staff employed at our German tire dealerships also declined.

In the Commercial Vehicle Tires division, the number of employees declined mainly due to the sale of the Agricultural Tires business unit.

The number of employees in the ContiTech division rose primarily as a result of the consolidation of Phoenix. In addition, new staff were hired in Chile and Romania, while personnel was reduced in France and Italy.

Automotive Systems

The Automotive Systems division comprises seven business units. We are the market leader in foundation brakes and number two in electronic brake systems.

Numerous new products were launched in 2004, including the following innovations:

Hill Start Assist (HSA) makes it possible to start on slopes without using the parking brake. As soon as drivers remove their foot from the brake, HSA maintains the brake pressure for up to two seconds, preventing the automobile from rolling forward or backward. This allows drivers time to shift into gear and accelerate. As the vehicle begins to drive off, HSA releases the brake gradually and prevents the engine from stalling. HSA is installed for example in the new Opel Astra, launched in March 2004. Further models from a number of manufacturers will follow in 2005.

Trailer Stability Assist is being installed in the Porsche Cayenne, the VW Touareg and the new Opel Astra. By evaluating signals from a number of ESC sensors, the system recognizes when an attached unit – a camper, for example – starts to fishtail, thus identifying a potentially hazardous situation as it develops. By applying the brakes in a selective and controlled manner, Trailer Stability Assist can stabilize both vehicle and trailer before vehicle stability reaches a critical point.

We took a further step towards establishing ourselves on the Asian market in 2004. In August, we signed contracts in South Korea for deliveries of air spring systems for automobiles and SUVs. For about three years we have been developing such systems for another South Korean manufacturer, who presented the first vehicle equipped with a Continental air spring system in 2004.

We received a major contract from Ford Motor Company, U.S.A., for stability control systems. Our electronic Advance Trac™ stability control system with Roll Stability Control (RSC™) employs sensors to measure if a vehicle is threatening to roll over and then takes appropriate countermeasures. Four models have been produced with these systems since August 2004: the Ford Explorer, Mercury Mountaineer as well as the Lincoln Navigator and Aviator. Advance Trac™ and RSC™ are likewise available as options for the Ford Expedition. We will also be delivering the electronic stability control systems for the Grand Cherokee, Liberty und Wrangler jeep models from DaimlerChrysler, to be launched in 2005.

Customer interest in features for comfort and individual settings remains strong. In 2004, we were awarded a contract to deliver door and seat control units as well as central onboard processors for the follow-up model for a mid-range vehicle in Europe.

Demand for emission- and consumption-reducing hybrid drive systems is constantly increasing. In 2003, we began production of our mild hybrid (Integrated Starter Alternator Damper – ISAD), a combination of an internal combustion engine and an electric motor on the flywheel. Our system is being implemented at General Motors in the Sierra and Silverado models. All hybrid activities were consolidated at our Berlin plant at the beginning of 2005.

As of 2005, General Motors is offering Adaptive Cruise Control (ACC) from Continental in its new Cadillac STS. The second generation of the ACC not only maintains the driver's desired speed when traveling on the open road, but also keeps a desired distance to vehicles in front. Should this distance decrease, the system automatically intervenes in the engine management process and applies the brakes until the specified distance has again been reached.

Active Distance Support (ACDIS) is the name of a new driver assist system for distance-related speed control, which is used to remain within either enforced or driver-specified speed limits. Vibrations in the gas pedal also indicate to the driver insufficient distance to the vehicle ahead, even when the system is deactivated. In its most advanced application, ACDIS can actively shorten stopping distances and recommend a suitable driving speed for the current weather conditions. The first volume installation of this product is slated to begin at the end of 2005.

Automotive Systems in € millions	2004	2003	Change in %
Sales	5,007.7	4,625.7	8.3
EBIT	487.5	369.5	31.9
Operating assets	2,849.2	2,827.5	0.8
Capital expenditure	273.7	282.6	- 3.1
Depreciation and amortization	246.6	246.4	0.1
Number of employees	22,583	19,685	14.7

At the end of July 2004 after ten months of construction, we started up operations in our new plant in Sibiu, Romania, where door control units for power windows featuring anti-trap function are produced. Annual capacity for the first production line has been set at 1.2 million units. A research and development area has also been established.

In October 2004, we signed a memorandum of understanding with the Slovakian Ministry of Economy. The goal is to set up production facilities for high-performance front and rear brake calipers. The plant in Zvolen in central Slovakia will be put into operation at the end of 2005. Up to 500 staff positions in processing, assembly and engineering will be created over the next five years.

Automotive Systems increased sales – before exchange rate effects – by 10.7% compared to the previous year. After exchange rate effects, sales rose by 8.3% to €5,007.7 million (2003: €4,625.7 million).

We were able to increase sales in Europe, North and South America, as well as Asia. With the exception of the Electric Drives business unit, which just missed matching the previous year's performance, all units recorded an increase in sales. All units in the Automotive Systems division increased volume as well. In 2004 we sold approximately 12.3 million (2003: 10.8 million) electronic brake systems, including approximately 4.3 million ESC units (2003: 3.1 million) as well as 53.0 million wheel-speed sensors (2003: 43.4 million) and 20.3 million control units for comfort electronics (2003: 17.2 million units).

The rise in the price of steel had a negative impact, above all in the Foundation Brakes unit where it lowered results by about €16.0 million. The integration of ISAD's activities in the Electric Drives unit as well as start-up and rework costs for the first large volume production contract also had a negative impact of €25.1 million.

On the other hand, the increases in volume, the better mix of electronic brake systems, and cost-reduction measures improved earnings.

Automotive Systems substantially increased its EBIT by 31.9% to €487.5 million (2003: €369.5 million), recording a return on sales of 9.7% (2003: 8.0%) and a ROCE of 17.1% (2003: 13.1%).

ESC installation rates in the U.S.A.



* Continental estimates starting 2005

Passenger and Light Truck Tires

In Europe we are the largest manufacturer of passenger and light truck tires at the original equipment level and the leading maker of winter tires. We are also the second-largest manufacturer on the European market as a whole.

The wide range of products introduced in 2004 is designed to meet the increasing demand for high-speed tires. Offerings include the ContiSportContact 2 Vmax, the first passenger tire in the world approved for speeds of up to 360 km/h, and the ContiCrossContact UHP, the specialist tire for fast SUVs available in sizes up to 24 inch, which combines high speed and increased load capacity. The product line also includes the new generation of winter tires – the ContiWinterContact TS 810 and the TS 810 Sport – which have been awarded top-level performance ratings from the major German, Austrian and Swiss automobile associations.

At the original equipment level, tires with runflat capabilities are increasingly in demand. Continental is meeting this market trend with two systems: the Self-Supporting Runflat tire (SSR) with specially reinforced sidewalls, and the rim-mounted Conti Support Ring (CSR). A key advantage of both systems is that they are suitable for commercially available rims and allow the vehicle to keep traveling smoothly to the next service station even when the tire has lost all pressure.

We received numerous original equipment approvals from well-known automobile manufacturers in the year under review. Among others, we received approval from BMW for the new M5 as well as numerous new approvals for self-supporting runflat tires (SSRs).

Porsche approved the new ContiWinterContact TS 810 Sport as well as the ContiSportContact 2 for the new Carrera and Boxster models. The new Landrover Discovery 3 is also running on tires from Continental – the ContiCrossContact UHP. In the U.S.A., a number of approvals led to very encouraging developments in the North American original equipment business, including approvals for Ford's Five Hundred, Freestyle and Escape Hybrid, for General Motors' Pontiac G6, Chevrolet Silverado and GMC Sierra, as well as for Nissan's Pathfinder and Frontier. In addition, we began working with Honda for the first time.

New standards in braking performance are also being set by the ContiPremiumContact 2, which has been developed especially for mid-range and luxury vehicles and whose predecessor sold at over 30 million units worldwide. The new tire offers clear advantages in all safety-related areas. The tire – which will be available as of spring 2005 – ensures increased safety through shorter wet and dry braking distances.

As of December 31, 2004, we suspended tire production at our plant in Mayfield, Kentucky, (U.S.A.), the Corporation's most cost-intensive production site, for an indefinite period of time. Mixing facilities and warehousing operations are being continued.

In fall 2004, we laid the cornerstone for a new plant in Camaçari in Brazil. The facility will start producing passenger tires in 2006 and truck tires in 2007. These tires will be used to supply the NAFTA region and the growing Brazilian market.

In September 2004, we had plans to set up a joint venture in China. Following an in-depth review, we decided not to continue with this project at present, although we remain open to talks in this regard. However, China remains a market on which we intend to position ourselves with car and commercial vehicle tires in the medium term.

In January 2005, the conflict that had been ongoing since December 2001 over the closure of the plant in El Salto, Guadalajara, Mexico, was resolved with no impact on earnings for 2004 or 2005. The plant was transferred to a joint venture between Mexico-based Llanti Systems and a cooperative made up of former workers.

Passenger and Light Truck Tires in € millions	2004	2003	Change in %
Sales	4,104.2	3,907.2	5.0
EBIT	383.4	345.8	10.9
Operating assets	2,300.8	2,212.0	4.0
Capital expenditure	251.1	199.5	25.9
Depreciation and amortization	242.3	210.9	14.9
Number of employees	23,408	22,518	4.0

Before the effects of exchange rates, the Passenger and Light Truck Tires division increased sales by 7.4% over the previous year. After the effects of exchange rates, sales increased by 5.0% to €4,104.2 million (2003: €3,907.2 million).

We set a new record in 2004 with an increase of 12% in sales volumes to the global automotive industry. Deliveries to the European replacement business rose by 5%. The 7.6% increase in high-performance tire sales led to an improvement in our product mix. We also increased sales volumes of winter tires by 7.3% to 15.7 million units – our highest level ever. In the replacement business in the NAFTA region, sales volumes declined, however, with an overall improvement in our product mix and margins. In 2004, a total of approximately 102.2 million (2003: 99.8 million) passenger and light truck tires were sold.

An increase in material prices amounting to about €60 million and higher expenditures on social security in the U.S.A. impacted results. The restructuring measures at the Mayfield plant also had a negative effect of €104.0 million. An impairment loss on property, plant and equipment of €51.5 million was charged to income as a result of the unsatisfactory results of another plant in the U.S.A.

However, losses in the NAFTA region, which were lower than in the previous year before including restructuring costs, were more than offset by the very good results in Europe.

The Passenger and Light Truck Tires division increased its EBIT – despite the restructuring – by €37.6 million to €383.4 million (2003: €345.8 million) and achieved a return on sales of 9.3% (2003: 8.9%), as well as a ROCE of 16.7% (2003: 15.6%). Before restructuring measures, EBIT increased by 40.9% to €487.4 million, with a return on sales of 11.9% and a ROCE of 21.2%.

Sales of winter tires in millions of units and changes in %

Year	Units	Change in %
2000	12.7	0.8
2001	11.9	- 6.3
2002	13.5	13.3
2003	14.6	7.9
2004	**15.7**	**7.3**

Sales of high-performance summer tires in millions of units and changes in %

Year	Units	Change in %
2000	17.7	9.6
2001	20.4	15.4
2002	22.9	12.3
2003	25.5	11.4
2004	**27.4**	**7.6**

Commercial Vehicle Tires

We are the third-largest manufacturer of commercial vehicle tires in Europe. Around 70% of this division's sales are in the truck tire market.

In the spring of 2004, we signed a contract with DaimlerChrysler, the world's largest truck producer, for the delivery of commercial vehicle tires. We will equip the light and heavy Mercedes-Benz truck models Atego, Axor, Actros and Econic, as well as the manufacturer's bus models, with 17.5- to 24-inch tires from 2005 to 2007, with an option for 2008. Our current contract to supply MAN with commercial vehicle tires was extended for the period from 2005 to 2007. This has allowed us to strengthen our position as the second-largest tire supplier in the European commercial vehicle segment at original equipment level and to demonstrate our technological expertise.

In 2004, new tires were introduced under our various product brands for use in a number of areas, such as the new Continental product line for light trucks. Besides increasing tire life, the steering and traction performance were also improved. In addition, the Continental winter tire product line for trucks was expanded. We added special construction-site tires to the Uniroyal brand's product line. New high-performance truck tires for the drive axle as well as steering axle tires for medium to heavy trucks are available as part of the Semperit line. The Barum brand launched steering axle tires for short- and long-haul use.

The increasing growth and our improved competitive position necessitated an increase in production capacity. Our plant in Puchov, Slovakia, plays a central role with a production volume in 2004 of about 2 million units. In cooperation with our workforce, we introduced the 40-hour week without pay increase at our plant in Hanover. This took place as part of a comprehensive investment program for improving the site's competitive ability. At Continental Sime Tyre in Malaysia all preparations for production of truck tires for the Continental brand have been completed. In 2005, the first 100,000 tires will be delivered from our factory in Kuala Lumpur to the U.S.A. Production of truck tires in the new facility being constructed in Brazil will get started in 2007, also for imports to the U.S.A. In starting up in Brazil, we have the added resource of the experience of our employees from the Czech Republic, Romania, Portugal, and Slovakia.

On October 1, 2004, we sold our Agricultural Tires business unit to the Czech CGS Group, since it would not have been possible without making substantial investments to close the gap to the world's leading manufacturers in this segment in the long term. For the same reason we are negotiating the sale of our Off-the-Road tire operations. These are further steps in our corporate strategy of divesting those areas that are not capable of achieving on their own a significant position in their relevant markets.

We abandoned our joint venture in Russia prematurely due to problems with our business partner and the local authorities which led to delays and internal project management difficulties. These developments meant that we would have been unable to ensure the long-term profitability through the venture or feasibility of the location. However, our overall business in the Russian market, which we continue to operate as an export market, was not negatively affected.

Sales by the Commercial Vehicle Tires division increased by 11.0% before consolidation and exchange rate effects. After exchange rate effects and the consolidation of Continental Sime Tyre as of October 2003 as well as the sale of the Agricultural Tires business unit in October 2004, sales increased by 19.0% to €1,500.7 million (2003: €1,261.6 million).

We increased overall sales volumes of truck tires by 5.8%. In Europe we achieved growth in the original equipment business of 48.0% and in the replacement business of 2.3%. In North America, sales volumes in the original equipment business rose by 19.7%, while the replacement business was slightly below the prior year's level as a result of capacity shortages. In 2004, a total of 6.4 million (2003: 6.0 million) truck tires were sold. The industrial and off-the-road tire units also increased sales volumes.

Commercial Vehicle Tires in € millions	2004	2003	Change in %
Sales	1,500.7	1,261.6	19.0
EBIT	100.3	82.4	21.7
Operating assets	830.1	939.9	- 11.7
Capital expenditure	80.9	61.4	31.8
Depreciation and amortization	77.3	75.8	2.0
Number of employees	10,466	11,068	- 5.4

The results of the Commercial Vehicle Tires division were likewise impacted by increased material prices amounting to some €35 million as well as higher social security costs in the U.S.A. Total expenditures of €26.9 million were incurred in connection with abandoning the joint venture in Moscow. The impact was mitigated by the sale of the Agricultural Tires business unit.

The Commercial Vehicle Tires division increased EBIT by 21.7% to €100.3 million (2003: €82.4 million), with a return on sales of 6.7% (2003: 6.5%) and a ROCE of 12.1% (2003: 8.8%).

Sales of low-profile tires in thousands of units and changes in %

Year	Units	Change in %
2000	53.7	75.4
2001	89.1	66.0
2002	120.8	35.6
2003	143.7	19.0
2004	**172.9**	**20.3**

Sales of construction-site tires in thousands of units and changes in %

Year	Units	Change in %
2000	132.8	5.2
2001	145.1	9.3
2002	137.8	- 5.1
2003	163.5	18.7
2004	**188.4**	**15.2**

Sales of 17.5-inch tires for semi-heavy commercial vehicles in thousands of units and changes in %

Year	Units	Change in %
2000	9.5	7.2
2001	10.3	8.2
2002	13.9	35.6
2003	21.0	50.8
2004	**30.8**	**46.4**

ContiTech

Five of the nine ContiTech business units are European market leaders. The division's organizational structure with its more than 40 market segments allows for a high level of market and customer proximity as well as the rapid integration of Phoenix.

The merger of ContiTech and Phoenix is the division's new challenge. We plan to introduce a common organization in the Fluid, Air Spring Systems and Conveyor Belt Group business units.

In its product development, ContiTech Fluid supports selective catalytic reduction (SCR) technology, which cleans commercial vehicle emissions of nitrogen oxide (NO_x). With the SCR process, harmful nitrogen oxide is converted to water vapor and nitrogen with the aid of a urea solution. The liquid urea solution, which trucks in the future will carry in a separate tank, is fed into the catalytic converter's injection system through a media-resistant hose. Production of the special hosing will start in 2005.

The ContiTech Power Transmission Group has developed a new generation of timing belts for automobile camshaft control. CONTI HSN-POWER® timing belts are designed to last for the whole life of the engine. That means changing timing belts is a thing of the past, making them a viable alternative to chain drives.

Together with the Canadian automotive supplier Litens, ContiTech has developed a new kind of drive for camshaft control in gasoline and diesel engines. In this sophisticated unit consisting of sprocket, tensioner and high-performance timing belt, the sprocket is not round, but slightly oval, allowing stress on the belt to be reduced up to 40%. That in turn reduces noise levels, lowers fuel consumption and means timing belts can last for the engine's entire lifetime.

ContiTech Vibration Control has found a solution to the so-called "S impact problem" that affects steering systems. Until now it was possible for pressure to build up in the gaiters that protect steering systems from moisture and dirt, making the gaiters more susceptible to damage. To counter this, ContiTech inserted an additional pressure-equalization element with an integrated diaphragm in the wall of the gaiter, thus allowing the pressure between the interior of the steering gaiter and its environment to be constantly equalized. This patented process is now being used for the first time in the new A-Class from Mercedes-Benz.

Around 170,000 Ford C-Max, 450,000 Ford Focus and 200,000 VW Touran vehicles will be equipped each year with Benecke-Kaliko slush skins for instrument panels, boosting our market share in this segment in Europe.

Together with the Swedish rolling bearing manufacturer SKF, ContiTech Air Spring Systems has developed a new type of axle mount system consisting of wheel set bearings and a hydraulic spring that allows freight cars to travel more smoothly and with less noise. The Gigabox® can be used for up to 1 million kilometers without maintenance and thus generates significant savings for its operator. Further key advantages are its reduced weight, its easy installation, as well as its adaptability to existing chassis designs.

In constructing the longest railway tunnel in the world, the Gotthard base tunnel, STAHLCORD® conveyor belts from ContiTech have been ensuring safe removal of the excavated material since mid-2004.

In the past three years, the ContiTech Power Transmission Group has secured approximately 30% of the Brazilian market. Approximately 1.3 million CR-POWER timing belts and UNIPOWER V-ribbed belts are produced each year in Ponta Grossa. A second production line was introduced in 2004, increasing production capacity by an additional 2 million units. That means it is now possible to supply the South American market with belts for the replacement business from the Brazil-based production site.

The ContiTech Air Spring Systems unit started production of air springs for commercial vehicles at its facility

ContiTech in € millions	2004	2003	Change in %
Sales	2,063.4	1,812.2	13.9
EBIT	150.4	144.0	4.4
Operating assets	1,373.3	826.1	66.2
Capital expenditure	92.6	78.9	17.4
Depreciation and amortization	103.1	72.5	42.2
Number of employees	23,972	15,392	55.7

in Seonghwan, South Korea. The air springs are produced on a newly established assembly line operated by the ContiTech Dae Won Airspring Systems joint venture, whose goal is to further increase the market share of ContiTech Air Spring Systems for commercial vehicles in the Asian region.

Before changes in the scope of consolidation and exchange rate effects, ContiTech increased sales by 5.3% compared to the previous year. After exchange rate effects and the consolidation of Phoenix as of November 1, 2004, the increase amounted to 13.9%, for sales of €2,063.4 million (2003: €1,812.2 million). Phoenix contributed €160.2 million in sales for the two months consolidated.

All business units were able to increase sales, with growth in the Air Spring Systems, Power Transmission Group and Vibration Control business units being the most significant.

We sold our Italian company ContiTech Ages at the end of 2004. Ages was part of the Vibration Control and Fluid business units and achieved sales of approximately €47 million in 2004. In order to adjust capacity to match reduced demand, we are preparing to close our conveyor belt factory in Cologne. Total impairments of non-value-creating production facilities and restructuring charges, as well as the write-down of a North American investment, amounted to €27.7 million in 2004.

ContiTech improved its EBIT by 4.4% to €150.4 million (2003: €144.0 million) and achieved a return on sales of 7.3% (2003: 7.9%) as well as a ROCE of 11.0% (2003: 17.4%). Phoenix represented €5.4 million of the earnings increase.

Excluding the operating assets of Phoenix and the related consolidated sales and earnings, which impacted for only two months, a ROCE of 18.8% was achieved.

ContiTech and Phoenix: World's largest manufacturer in the field of technical rubber and plastics technology*

Company	Sales
ContiTech/Phoenix	2,778
Hutchinson	2,317
Bridgestone	2,095
Freudenberg	2,074
Tomkins	1,867
Trelleborg	1,847
Parker-Hann.	1,504
Cooper	1,470
Tokai	1,399
NOK	1,360

* On the basis of 2003 sales in € millions

Assets, Earnings and Financial Situation of the Parent Company

In addition to the overall development of the Corporation's consolidated financial statements, the following details the separate developments of the parent company.

In contrast to the consolidated financial statements, the annual financial statements of Continental Aktiengesellschaft are prepared in accordance with German commercial law (HGB – German Commercial Code, AktG – German Stock Corporation Act). The management report of Continental Aktiengesellschaft has been combined with the consolidated report of the Continental Corporation in accordance with section 315 (3) of the HGB, since the future opportunities and risks of the parent company, its expected development as well as its key research and development activities are integrally linked to those of the Corporation. On the other hand, the parent company's separate results, net assets and financial position form the basis for the proposal for the distribution of the net income.

Total assets rose by €614.2 million compared to the previous year. This resulted from an increase in investments of €257.6 million, mainly due to the acquisition of Phoenix AG, from additions to investments in affiliated companies as well as from new insurance contracts for the funding of pension obligations, disclosed for the first time under financial assets. Other contributing factors were an increase in cash and cash equivalents of €164.0 million and an increase in accounts receivable from affiliated companies of €87.2 million.

The significant changes in shareholders' equity and liabilities result from an increase in shareholders' equity before the distribution of earnings of €401.1 million. €270.6 million of this amount can be attributed to the exercise of conversion rights granted under the convertible bond issued in 1999 and due in 2004. A further €69.9 million resulted from additional paid-in capital stemming from the new convertible bond issued in 2004 through a Netherlands-based subsidiary. The liabilities from bonds decreased by €367.1 million mainly as a result of the settlement of the 1999 convertible bond due in 2004, in a nominal amount of €250 million, and the partial repurchase of the €500 million eurobond issued in 2001, in the amount of €87.8 million. Conversely, liabilities to affiliated companies rose by €591.8 million.

Net assets and financial position of Continental Aktiengesellschaft	**Dec. 31, 2004**	**Dec. 31, 2003**
Assets in € millions		
Intangible assets	49.5	47.3
Property, plant, and equipment	142.7	135.0
Investments	2,730.6	2,473.0
Fixed assets and investments	**2,922.8**	**2,655.3**
Inventories	149.1	136.6
Accounts receivable and other assets	1,133.0	1,026.8
Cash and cash equivalents	626.1	462.1
Current assets	**1,908.2**	**1,625.5**
Prepaid expenses	**69.9**	**5.9**
	4,900.9	4,286.7
Shareholders' equity and liabilities in € millions		
Common stock	372.3	346.7
Additional paid-in capital	1,304.6	985.8
Surplus reserves	45.7	34.7
Retained earnings	116.7	71.0
Shareholders' equity	**1,839.3**	**1,438.2**
Special tax-allowable reserves	**4.8**	**6.4**
Provisions	**655.1**	**655.0**
Liabilities	**2,401.7**	**2,187.1**
	4,900.9	**4,286.7**
Gearing ratio, in %	44.3	60.4
Equity ratio, in %	37.5	33.6

Statement of income of Continental Aktiengesellschaft in € millions	2004	2003
Sales	**2,242.7**	**2,035.6**
Cost of sales	1,696.5	1,560.6
Gross profit on sales	**546.2**	**475.0**
Selling expenses	225.5	214.9
General administrative expenses	76.2	71.7
Other operating income	286.9	195.5
Other operating expenses	410.0	184.9
Net income/loss from financial activities	153.9	- 35.2
Earnings before taxes	**257.3**	**163.8**
Income tax expense	148.1	157.7
Net income for the year	**127.2**	**6.1**
Retained profits brought forward from the previous year	0.5	0.4
Transfer from the reserve for treasury stock	–	64.5
Transfer to other surplus reserves	11.0	–
Retained earnings	**116.7**	**71.0**

Sales increased by €207.1 million to €2,242.7 million. This represents an increase of 10.2% (2003: 6.4%). A key factor in this development was demand in the Passenger and Light Truck Tires and Commercial Vehicle Tires divisions. Both our original equipment and our replacement business contributed to this trend.

In contrast, the cost of sales rose by only 8.7% to €1,696.5 million, resulting in an improvement in the gross profit on sales to €546.2 million.

Other operating income and expenses in the period under review were primarily influenced by expenses and corresponding income received relating to the ongoing worldwide integration of tire activities.

Unlike in the previous year, the net income from financial activities was not impacted by losses assumed from affiliated companies. Furthermore, only minimal write-downs of financial assets were necessary. The net income from financial activities in 2004 was primarily influenced by profit transfer agreements with Formpolster GmbH, Hanover (€90.1 million) and Union Mittelland Gummi GmbH, Hanover (€17.7 million), as well as by income from Continental Teves AG & Co. oHG, Frankfurt am Main (€120.0 million). Net interest expense increased by €17.9 million to €84.7 million, due mainly to the early repurchase, in the amount of €87.8.million, of the eurobond issued in 2001 and maturing in 2008.

Following the deduction of taxes (€148.1 million), Continental Aktiengesellschaft's net income for the year amounted to €127.2 million. After adjustment for the retained profits brought forward from the previous year (€0.5 million) and allocations to the other surplus reserves (€11.0 million) in accordance with section 58 (2) of the *Aktiengesetz* (AktG – German Stock Corporation Act), retained earnings total €116.7 million.

Based on the retained earnings of Continental Aktiengesellschaft, a dividend payment of €0.80 per share will be proposed to the Annual Shareholders' Meeting for the 2004 fiscal year. Assuming that the Annual Shareholders' Meeting approves the proposed dividend, the sum to be distributed amounts to €116.3 million. This represents an increase of €0.28 per share (53.8%) compared to the previous year, or of €45.9 million (65.2%) based on the total sum to be distributed. The remaining amount will be carried forward to new account.

For fiscal 2005, Continental Aktiengesellschaft expects a further increase in the operating results. At present no risks are expected in connection with investments.

Risks and Risk Management

Continental Corporation has a uniform Corporation-wide risk management system that provides early warning of potential risks to the Corporation. It regulates the recording, evaluation, and reporting of risks, and is integrated into Continental's strategy, planning, and budgeting processes. The audit of the system is part of the annual audit and complies fully with the requirements of section 91 (2) of the *Aktiengesetz* (AktG – German Stock Corporation Act).

Identifying, assessing, and reporting risk

The identification and assessment of material risks in each unit of the organization, according to set guidelines, is the responsibility of the respective management. Using an extensive risk inventory, the business units report any changes to previously reported risks, plus any developments that could lead to material risks, as part of their monthly reporting. Any material new risks have to be reported immediately. In addition, the key figures provided as part of the monthly reporting are analyzed so that the causes of potential risks can be identified early.

Risk management

The responsible management initiates suitable actions for every risk identified. These are documented in the reporting system. A risk committee monitors and consolidates the identified risks at Corporation level. It regularly reports to the Executive Board and, where necessary, recommends additional actions. The Executive Board discusses and resolves these measures, and reports to the Supervisory Board's Audit Committee. All risks identified and actions initiated are continually monitored by the committees. Regular audits of the risk management process by the internal auditors guarantee its efficiency and further development.

Macroeconomic risks

A detailed forecast of macroeconomic developments for the near future is included in the Developments section (pages 48 and 49). As in previous years, there is still a risk that sustained growth of the global economy will turn out weaker than expected or fail to materialize, in which case, there could be negative effects on those industry sectors in which our Company does business.

Industry risks

Flat or even falling production volumes at automobile manufacturers could pose sales risks in volume and monetary terms, as well as earnings. We continue to pursue our strategy of generating roughly 40% of sales outside the automotive industry in order to reduce these risks. The acquisition of Phoenix AG also contributes in this regard. Further, installation rates for a number of the Corporation's key products in the automotive area are steadily increasing. This trend has been confirmed, for example, by the decision taken by leading U.S. automobile manufacturers to fit their SUVs with stability control systems as standard, and it is expected to continue in the foreseeable future.

Automobile manufacturers are increasingly being impacted by a simultaneous mixture of innovation, cost-cutting pressure, and ever shorter product development cycles, and are passing this pressure on to their suppliers. The broad-based structure of our Corporation means we are prepared to handle the risks associated with these trends.

Procurement risks

In 2004, there was a significant increase in procurement risks, due to the development of raw material and energy prices, although the weak U.S. dollar had a mitigating effect. In part, we were able to pass on increased costs in the form of price increases. However, we also mitigate the risks of increasing procurement costs or the unavailability of raw materials by observing the market and avoiding dependence on single suppliers. By carefully selecting our suppliers and reviewing them regularly, we limit the risk of supply delays, insufficient quantity or of inadequate quality.

Investment risks

Capital expenditure decisions are subject to risk due to their long-term nature and their volumes. For this reason, they are taken only after a standard approval procedure has been followed, which includes a careful check of the assumptions and profitability, taking into account country-specific risk factors. The hierarchy of the approvals required depends on the amount of capital expenditure and its significance to the Company.

Quality risks

Innovative products are a critical success factor for our Corporation and have a significant influence on the value of our brand names, which means our research and development activities play a decisive role. At the same time, we need to carry on meeting our customers' quality standards and launch safe products onto the market, despite ever shorter development times. Continental has established a comprehensive quality management system, which also assures the quality of our suppliers. The system is explained on pages 19 and 20.

Product defects lead to liability risks and the need for costly replacement activities. We address such risks with careful product development and quality management, including intensive market monitoring. The impact of these risks is also mitigated by appropriate insurance policies and other precautionary measures. Due in particular to the inherent uncertainties of the U.S. legal system, where decisions are generally made by lay-person juries, there is no assurance that individual product liability claims will not exceed the related provisions.

Environmental risks

Continental also practices comprehensive environmental management, in addition to quality management, to identify risks early on and take precautionary actions. This also reduces the risk of liability due to excessive impact on the environment. We take a comprehensive approach to environmental protection that covers the entire product life cycle. The possible environmental effects are considered during the development of our products. We certify our plants in accordance with the ISO 14001 environmental standard.

Stricter statutory requirements can lead to higher development and production costs. We track legislative initiatives in our markets as part of our risk identification and control procedures, and address the issue of alternative materials for our products in our research and development.

Interest rate and currency risks

The international nature of our business activities results in cash flows in various currencies. Currency exchange fluctuations bear the risk of losses because assets denominated in currencies with a falling exchange rate lose value, whereas liabilities denominated in currencies with a rising exchange rate become more expensive. The net exposure, resulting primarily from the balancing out of exports against imports, in the individual currencies is recorded and measured regularly. Exchange rate forecasts are constantly monitored to ensure that risks are hedged as necessary with appropriate financial instruments. Generally, the Corporation's net foreign investments are not hedged against exchange rate fluctuations, except for key portions of the U.S. investment. Our imports into the euro zone generally exceed the exports to other currency zones, so that the decrease in the value of the U.S. dollar against the euro in particular has had a mildly positive effect.

Liabilities with variable interest rates bear the risk of either falling or rising rates. This risk is regularly monitored and measured as part of our interest rate management activities, and hedged as necessary using derivative interest rate instruments on the basis of the Corporation's regularly recorded interest rate exposure. All interest rate hedges serve exclusively to manage identified interest rate risks.

To reduce counterparty risk, interest rate and currency management transactions are carried out only with selected banks. We minimize internal settlement risks by clearly segregating functional areas. As part of central treasury controlling, forecasted liquidity surpluses or shortages in individual currencies are constantly monitored throughout the Corporation.

Risks from pension commitments

In the U.S.A., the United Kingdom and a few other countries, we use pension funds run by independent external fund managers to manage and finance pension commitments. Weak financial markets can impact the pension fund performance and lead to significant additional expenses. The development of the pension fund

is disclosed on page 85 of the Notes to the consolidated financial statements. Our aim is to reduce the risks from pension commitments gradually by changing to defined contribution pension plans, as done for the Automotive Systems division in Germany in 2004.

Subsidiaries in the U.S.A. also have obligations to contribute to the healthcare costs of pensioners. In 2004, additional expenses reduced earnings, and there is a risk that these obligations of the Company will increase further.

Credit risks

The operational credit risk is analyzed and monitored by local and central credit managers. The responsibilities of our central credit management function include pooled risk management of accounts receivable, although default risks cannot be excluded with absolute certainty.

Country-specific risks

Our strategy of expanding production in low-wage locations and of penetrating new markets means that we take into account appropriate and calculable country- and market-specific risks. We examine and monitor the legal and political conditions as part of our general risk management process. In addition, we assess the country-specific risk when examining the profitability of an investment.

Legal risks

Legal risks, disputes, and claims for damages are disclosed on page 96 onwards of the Notes to the consolidated financial statements.

Personnel risks

As an innovative company, we rely on highly qualified employees. We reduce the loss of expertise due to the fluctuation of qualified technical and management personnel with incentive programs, performance-based compensation systems, and by offering international development prospects. We find qualified new recruits by maintaining close contact with universities and by running special recruitment programs.

Other risks

In a centralized, standardized IT environment, there is a risk of dependence on a single system or a single host data center. A number of safety mechanisms have been implemented to minimize the risk of system failure, including, among other things, access control systems, emergency planning, uninterruptible power supplies for critical systems, back-up systems, and redundant data storage. We use firewall systems, virus scanners, etc., to protect our IT systems against data security risks resulting from unauthorized access.

Continental Corporation is an extensive heterogeneous company that employs a large number of employees with different cultural backgrounds for its activities in a number of different countries around the world. Risks from deliberate illegal acts by individuals cannot be excluded. We reduce these risks by employing an internal control system, which consists of a segregation of functions, dual control, and procedural guidelines in force throughout the Corporation. The corporate audit department monitors compliance with the internal controls as part of its audits.

Overall risk analysis

Continental's overall risk situation is managed using the risk management system as described. The Company is presently not aware of any risks which could endanger its continued existence.

Developments in 2005

Event subsequent to fiscal 2004
The following event of major significance to Continental took place after the end of fiscal 2004.

On March 9, 2005, the management and profit and loss pooling agreement between ContiTech AG as the controlling company and Phoenix AG as dependent enterprise was entered into the commercial registry. The agreement approved at a special meeting of Phoenix AG shareholders on December 28, 2004, has thereby become effective.

The global economy
The global economy recovered slightly in 2004. All economically significant regions saw an upward trend, although this varied in strength in individual areas. Factors such as the ongoing focus on an expansive economic policy favor a sustained recovery and should mean that this improvement in the global investment and consumer climate is more than temporary. However, further improvement is hampered by the growing U.S. trade balance and public sector deficits, as these could lead to an additional rise in the euro, which in turn could have negative effects on German exports, and hence on the automotive industry.

Automobile production*
For 2005, the market research institute Global Insight is forecasting a significant rise in the global production of light vehicles (i.e., passenger cars, station wagons, and light commercial vehicles < 6t) of around 2.5% to 62.8 million vehicles. In Asia, production is expected to increase by 4%. In China alone, automobile production is forecasted to grow by 11%. For the NAFTA region, production is expected to go up slightly by 1.1% to 15.9 million vehicles, assuming stable overall economic conditions. The same number of vehicles as in 2004 will probably be produced in Western Europe despite the introduction of new, high-volume compact models. A significant improvement is expected for the Mercosur region, based on a possible economic recovery in Brazil, where an increase in production of 9.5% is forecasted. A rise in production of 4.9% is predicted for Eastern Europe.

After a significant increase in 2004, commercial vehicle production is set to continue its positive trend, with a 3% rise expected. In this segment, the greatest potential for growth in 2005 is forecasted for North America, whereas stagnation is expected in Eastern Europe and only a slight increase in Western Europe. An increase of 5% is anticipated for Asia.

As opposed to Global Insight, we expect that total light vehicle production in 2005 will be only slightly above the previous year's level, with production falling short of the 2004 output in Western Europe and a strong increase being seen in Eastern Europe. We are assuming that production in North America will be slightly higher than the prior year's level.

As regards truck output, we are expecting to see a slight rise in Western Europe and a strong increase in the NAFTA region. In Asia, we expect production on the Chinese market to be at the previous year's level.

Procurement
Continued strong growth in demand from China, speculation on the relevant raw materials markets, and developments in the Middle East will continue to have a substantial influence on the prices of steel, natural rubber, oil and oil-based materials, as well as components. For 2005, we expect the tight supply situation to persist, resulting in higher procurement costs in comparison with 2004.

Capital expenditure
We intend to increase our capital expenditure significantly in 2005, primarily on new technologies for vehicle safety and comfort systems and on the expansion of our production facilities in low-wage countries.

Financing
Net indebtedness will continue to drop through positive free cash flow and progress in the integration of Phoenix's activities. Combined with an increase in shareholders' equity, this is expected to reduce our gearing significantly.

* Source: Global Insight

Business development in 2005

For 2005 we are forecasting an increase in our consolidated sales.

In the Automotive Systems division, we anticipate that ESC installation rates will increase further, in particular in the U.S.A. and Japan, even with vehicle production remaining constant. In the U.S.A. we expect our unit sales of ESC systems to double in 2005 and triple in 2006 compared to 2004.

Our plants in both tire divisions operated at full capacity in 2004, and we were therefore unable to meet all customer demands. We are planning a further expansion of production for 2005. Considering the current order trend, we expect our tire plants to run at full capacity again in 2005.

In the Passenger and Light Truck Tires division, we will increase production of winter tires and high-performance and ultra-high-performance tires. We expect the use of winter tires to rise, and that the rate of German drivers switching tires – although not legally required – will exceed the current rate of over 50% in the medium term.

In the Commercial Vehicle Tires division we will increase delivery volumes in 2005, especially for original equipment. The expansion of production in Malaysia will serve to meet high demand.

After ContiTech increased sales volumes in 2004, despite low market growth, we are anticipating a further rise in volume for this division, including Phoenix, in 2005. We assume that some of the integration measures can be implemented and synergies leveraged in 2005. This will be tied to restructuring costs.

We are expecting our consolidated operating result to go up in 2005. We feel it will be possible to offset the impact of price trends for raw materials. One of the mitigating effects will continue to be the U.S. dollar/euro exchange rate developments.

In addition, we will make significant progress as regards the losses in the North American passenger and light truck tire business: We expect to break even in this segment in the fourth quarter of 2005.

The outlook and the information contained in this Annual Report include, among other things, assumptions, forecasts, and estimates by the management both in respect of future developments and in respect of the effect of such developments on the Company's results. These assumptions, forecasts, and estimates reflect the current views of the Company with respect to future events. Although the management is of the opinion that this view is realistic, no guarantee can be given that the expected developments will actually occur. Many factors may cause the actual developments to be materially different from the expectations expressed here. Such factors include, for example, changes in general economic and business conditions, fluctuations in currency exchange rates or interest rates, the introduction of competing products, the lack of acceptance for new products or services, and changes in business strategy.

75.6

Statement of the Executive Board
Independent Auditors' Report
Consolidated Statements of Income
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Statements of Changes in Consolidated Shareholders' Equity
Segment Reporting
Notes to the Consolidated Financial Statements
Consolidated Financial Statements – Supplemental Disclosure Pursuant to Section 292a of the *Handelsgesetzbuch* (HGB – German Commercial Code)

Consolidated Financial Statements



of Phoenix AG shares were acquired by Continental in 2004. Our challenge for 2005 is to integrate Phoenix into the ContiTech division. With this merger, a company is being created with the leading position on the global market in the field of rubber and plastics technology.

Statement of the Executive Board

The Executive Board of Continental AG is responsible for the preparation, completeness, and integrity of the consolidated financial statements, the management report for the group and Continental AG, and the other information provided in the annual report. The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) and include any necessary and appropriate estimates. The management report for the group and Continental AG contains an analysis of the net assets, financial position, and results of operations of the Corporation, as well as further information provided in accordance with the provisions of the *Handelsgesetzbuch* (HGB – German Commercial Code).

An effective internal management and control system is employed to ensure that the information used for the preparation of the consolidated financial statements, including the management report for the group and Continental AG and internal reporting, is reliable. This includes standardized guidelines at Corporation level for accounting and risk management in accordance with section 91 (2) of the *Aktiengesetz* (AktG – German Stock Corporation Act) and an integrated financial control concept as part of the Corporation's value-oriented management, plus internal audits. The Executive Board is thus in a position to identify significant risks at an early stage and to take countermeasures.

The Audit Committee of the Supervisory Board of Continental AG engaged KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, as the auditors for the year ended December 31, 2004 pursuant to the resolution adopted by the Annual Shareholders' Meeting. KPMG audited the consolidated financial statements prepared in accordance with United States Generally Accepted Accounting Principles and confirmed that the conditions required for the Corporation to be exempted from its duty to prepare consolidated financial statements under German law in accordance with section 292a of the HGB have been fulfilled. The auditors issued the report presented on the following page.

The management report for the group and Continental AG, the auditors' report, and the risk management system will be discussed in detail by the Audit Committee of the Supervisory Board together with the auditors. These documents will then be discussed with the entire Supervisory Board at the meeting of the Supervisory Board held to approve the financial statements.

Hanover, March 10, 2005

The Executive Board

Independent Auditors' Report

We have audited the consolidated financial statements, comprising the consolidated statements of income, the consolidated balance sheets, the statements of cash flows and changes in shareholders' equity, as well as the notes to the financial statements prepared by Continental Aktiengesellschaft, Hanover, for the fiscal year from January 1 to December 31, 2004. The preparation and the content of the consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations, and cash flows of the Corporation for the fiscal year in accordance with United States Generally Accepted Accounting Principles.

Our audit, which also extends to the management report for the group and Continental AG prepared by the Company's management for the fiscal year from January 1 to December 31, 2004, has not led to any reservations. In our opinion on the whole the management report for the group and Continental AG provides a suitable understanding of the Corporation's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the management report for the group for the fiscal year from January 1 to December 31, 2004 satisfy the conditions required for the Company's exemption from its duty to prepare financial statements and a group management report in accordance with German law.

Hanover, March 10, 2005

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Zehnder	Papenberg
Wirtschaftsprüfer	Wirtschaftsprüfer

Consolidated Statements of Income

in € millions	See Note	2004	2003
Sales	27	**12,597.4**	**11,534.4**
Cost of sales		- 9,465.6	- 8,822.9
Gross profit on sales		**3,131.8**	**2,711.5**
Research and development expenses		- 530.0	- 498.2
Selling and logistics expenses		- 780.1	- 714.6
Administrative expenses		- 402.6	- 375.2
Other income and expenses	4	- 335.7	- 286.0
Income from investments	5	13.0	17.7
Earnings before interest and taxes		**1,096.4**	**855.2**
Net interest expense	6	- 103.0	- 133.1
Earnings before taxes		**993.4**	**722.1**
Income tax expense	7	- 296.7	- 393.9
Minority interests		- 22.9	- 14.2
Consolidated net income		**673.8**	**314.0**
Earnings per share (in €)	28	**4.88**	**2.37**
Fully diluted earnings per share (in €)		4.62	2.24

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

Assets

in € millions	See Note	Dec. 31, 2004	Dec. 31, 2003
Goodwill	8	1,425.2	1,424.0
Other intangible assets	8	116.0	98.6
Property, plant, and equipment	9	3,062.3	2,765.6
Investments	10	141.2	142.7
Fixed assets and investments		**4,744.7**	**4,430.9**
Inventories	11	1,271.7	1,084.8
Trade accounts receivable	12	1,602.7	1,192.1
Other assets and amounts receivable	13	580.1	439.0
Cash and cash equivalents	14	1,139.4	747.6
Current assets		**4,593.9**	**3,463.5**
Deferred tax assets	15	161.5	174.8
Deferred pension charges	18	183.4	229.3
Total assets		**9,683.5**	**8,298.5**

Shareholders' Equity and Liabilities

in € millions	See Note	Dec. 31, 2004	Dec. 31, 2003
Common stock		372.3	346.7
Additional paid-in capital		1,227.5	975.8
Retained earnings		1,566.8	963.4
Accumulated other comprehensive income		- 324.3	- 302.7
Shareholders' equity	16	**2,842.3**	**1,983.2**
Minority interests		**224.2**	**151.4**
Pension liabilities	18	1,387.0	1,202.4
Accrued and deferred income taxes payable	19	494.8	565.4
Accruals for other risks	20	810.9	735.5
Indebtedness	21	1,834.4	1,916.2
Trade accounts payable		1,235.8	1,035.5
Other liabilities	22	854.1	708.9
Total liabilities and shareholders' equity		**9,683.5**	**8,298.5**

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

in € millions	2004	2003
Consolidated net income	673.8	314.0
Minority interests	22.9	14.2
Depreciation and amortization of fixed assets and investments	676.8	606.4
Share in earnings of associates	- 12.5	- 10.2
Gain/loss from the disposal of fixed assets	8.5	- 9.0
Change in pension liabilities	74.3	70.5
Subtotal	**1,443.8**	**985.9**
Changes in:		
deferred taxes	3.4	70.3
inventories	- 131.1	- 52.1
trade accounts receivable before sales of accounts receivable	- 75.0	- 71.6
sales of accounts receivable	- 260.5	37.9
other assets and amounts receivable	13.7	- 12.7
trade accounts payable	159.0	75.8
accruals	73.9	150.1
other liabilities	121.0	77.0
Contributions to pension funds	- 50.9	- 25.7
Cash provided by operating activities	**1,297.3**	**1,234.9**
Proceeds from the disposal of fixed assets	64.0	44.0
Capital expenditure on property, plant, equipment, and software	- 703.0	- 625.8
Proceeds from the sale of subsidiaries	4.1	–
Acquisition of companies	- 182.5	- 46.3
Disposal of investments	–	1.3
Cash used for investing activities	**- 817.4**	**- 626.8**
Cash flow before financing activities	**479.9**	**608.1**
Short-term borrowings	- 134.3	83.6
Proceeds from the issuance of long-term debt	410.8	64.0
Principal repayments on long-term debt	- 306.2	- 472.7
Sale of treasury stock	–	81.4
Proceeds from the issuance of shares	3.9	15.9
Dividends paid	- 70.4	- 58.6
Cash flow used for financing activities	**- 96.2**	**- 286.4**
Change in cash and cash equivalents	**383.7**	**321.7**
Cash and cash equivalents at January 1	747.6	429.6
Cash and cash equivalents acquired with/released with the sale of consolidated companies	17.9	10.2
Effect of exchange rate changes on cash and cash equivalents	- 9.8	-13.9
Cash and cash equivalents at December 31	**1,139.4**	**747.6**
The following payments are included in net cash provided by operating activities		
Interest paid	- 107.9	- 132.0
Income taxes paid	- 346.8	- 291.5

See accompanying notes to the consolidated financial statements.

Statements of Changes in Consolidated Shareholders' Equity

in € millions	Number of shares[1] (thousands)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income: currency translation	Accumulated other comprehensive income: Difference from additional minimum pension liability[2]	Accumulated other comprehensive income: Difference from cash flow hedge derivative instruments[3]	Treasury stock	Total
At Jan. 1, 2003	**130,196**	**344.4**	**964.3**	**708.0**	**- 161.0**	**- 36.8**	**- 20.2**	**- 83.5**	**1,715.2**
Consolidated net income				314.0					314.0
Other comprehensive income					- 97.8	2.0	11.1		- 84.7
Issuance of shares	899	2.3	13.6						15.9
Sale of treasury stock	4,327		- 2.1					83.5	81.4
Cash dividends				- 58.6					- 58.6
At Dec. 31, 2003	**135,422**	**346.7**	**975.8**	**963.4**	**- 258.8**	**- 34.8**	**- 9.1**	**-**	**1,983.2**
Consolidated net income				673.8					673.8
Other comprehensive income					36.5	- 66.5	8.4		- 21.6
Issuance of shares	9,994	25.6	251.7						277.3
Cash dividends				- 70.4					- 70.4
At Dec. 31, 2004	**145,416**	**372.3**	**1,227.5**	**1,566.8**	**- 222.3**	**- 101.3**	**- 0.7**	**-**	**2,842.3**

See accompanying notes to the consolidated financial statements.

[1] Shares outstanding

[2] Net of total deferred taxes of €63.9 million, thereof €42.7 million in 2004 (2003: €1.5 million)

[3] Net of total deferred taxes of €1.6 million (2003: €5.9 million)

Statements of Changes in Consolidated Fixed Assets and Investments

	Acquisition/Construction cost						
in € millions	Jan. 1, 2004	Currency changes	Additions	Changes in consolidat-ed group	Transfers	Disposals	Dec. 31, 2004
Goodwill	1,754.5	- 20.6	30.4	- 28.8	–	12.6	1,722.9
Other intangible assets	345.1	- 1.0	30.0	23.9	32.5	32.9	397.6
Advances to suppliers	33.5	–	4.9	–	- 32.5	–	5.9
Intangible assets	**2,133.1**	**- 21.6**	**65.3**	**- 4.9**	**–**	**45.5**	**2,126.4**
Land, land rights, and buildings including buildings on land not owned	1,394.2	- 9.8	38.4	132.4	25.0	9.1	1,571.1
Technical equipment and machinery	5,015.2	- 86.4	244.1	95.4	241.1	157.9	5,351.5
Other equipment, factory and office equipment	860.7	- 0.4	84.7	21.6	- 4.3	53.3	909.0
Advances to suppliers and assets under construction	237.2	- 2.9	305.2	13.4	- 258.9	1.1	292.9
Property, plant, and equipment	**7,507.3**	**- 99.5**	**672.4**	**262.8**	**2.9**	**221.4**	**8,124.5**
Shares in affiliated companies	3.1	–	0.3	4.8	0.2	2.1	6.3
Shares in associated companies	89.7	–	13.5	–	- 0.2	2.4	100.6
Other investments	12.4	- 0.4	–	0.2	–	0.2	12.0
Loans to parties other than associates and affiliates, where a share interest is held	2.5	–	–	0.1	–	2.5	0.1
Securities held as investments	11.4	- 0.1	1.7	–	–	–	13.0
Other loans granted and financial assets	35.9	- 5.4	0.6	1.6	- 2.9	1.5	28.3
Investments	**155.0**	**- 5.9**	**16.1**	**6.7**	**- 2.9**	**8.7**	**160.3**
	9,795.4	**- 127.0**	**753.8**	**264.6**	**–**	**275.6**	**10,411.2**

See accompanying notes to the consolidated financial statements.

Depreciation/Amortization							Net book values	
Jan. 1, 2004	Currency changes	Additions	Changes in consolidated group	Transfers	Disposals	Dec. 31, 2004	Dec. 31, 2004	Dec. 31, 2003
330.5	- 3.3	–	- 28.8	–	0.7	297.7	1,425.2	1,424.0
280.0	- 0.9	40.1	- 0.5	–	31.2	287.5	110.1	65.1
–	–	–	–	–	–	–	5.9	33.5
610.5	**- 4.2**	**40.1**	**- 29.3**	**–**	**31.9**	**585.2**	**1,541.2**	**1,522.6**
669.1	- 7.6	61.0	- 3.3	1.4	3.6	717.0	854.1	725.1
3,429.1	- 74.6	473.0	- 36.4	2.9	130.3	3,663.7	1,687.8	1,586.1
639.9	- 0.4	91.6	- 1.9	- 4.3	47.0	677.9	231.1	220.8
3.6	–	–	–	–	–	3.6	289.3	233.6
4,741.7	**- 82.6**	**625.6**	**- 41.6**	**–**	**180.9**	**5,062.2**	**3,062.3**	**2,765.6**
1.1	–	–	–	0.2	1.3	–	6.3	2.0
5.1	–	4.6	–	- 0.2	–	9.5	91.1	84.6
1.7	- 0.2	6.5	–	–	0.2	7.8	4.2	10.7
2.5	–	–	–	–	2.5	–	0.1	–
1.6	–	–	–	–	–	1.6	11.4	9.8
0.3	- 0.1	–	–	–	–	0.2	28.1	35.6
12.3	**- 0.3**	**11.1**	**–**	**–**	**4.0**	**19.1**	**141.2**	**142.7**
5,364.5	**- 87.1**	**676.8**	**- 70.9**	**–**	**216.8**	**5,666.5**	**4,744.7**	**4,430.9**

Segment Reporting

in € millions	Automotive Systems	Passenger and Light Truck Tires	Commercial Vehicle Tires	ContiTech	Other	Continental Corporation
2004						
Sales	5,007.7	4,104.2	1,500.7	2,063.4	- 78.6	12,597.4
EBIT	487.5	383.4	100.3	150.4	- 25.2	1,096.4
as % of sales	9.7	9.3	6.7	7.3	–	8.7
Capital expenditure[1]	273.7	251.1	80.9	92.6	4.7	703.0
as % of sales	5.5	6.1	5.4	4.5	–	5.6
Amortization and depreciation[2]	246.6	242.3	77.3	103.1	7.5	676.8
thereof impairment	11.3	51.5	0.0	16.0	–	78.8
Operating assets	2,849.2	2,300.8	830.1	1,373.3	22.6	7,376.0
ROCE in %	17.1	16.7	12.1	11.0	–	14.9
Number of employees at year-end	22,583	23,408	10,466	23,972	157	80,586
2003						
Sales	4,625.7	3,907.2	1,261.6	1,812.2	- 72.3	11,534.4
EBIT	369.5	345.8	82.4	144.0	- 86.5	855.2
as % of sales	8.0	8.9	6.5	7.9	–	7.4
Capital expenditure[1]	282.6	199.5	61.4	78.9	3.4	625.8
as % of sales	6.1	5.1	4.9	4.4	–	5.4
Amortization and depreciation[2]	246.4	210.9	75.8	72.5	0.8	606.4
thereof impairment	19.5	20.5	8.6	–	–	48.6
Operating assets	2,827.5	2,212.0	939.9	826.1	27.7	6,833.2
ROCE in %	13.1	15.6	8.8	17.4	–	12.5
Number of employees at year-end	19,685	22,518	11,068	15,392	166	68,829

See accompanying notes to the consolidated financial statements.

[1] Capital expenditure on property, plant, equipment, and software
[2] Including write-downs of investments

Reconciliation of EBIT to consolidated net income for the year in € millions	2004	2003
Automotive Systems	487.5	369.5
Passenger and Light Truck Tires	383.4	345.8
Commercial Vehicle Tires	100.3	82.4
ContiTech	150.4	144.0
Other	- 25.2	- 86.5
Consolidated EBIT	**1,096.4**	**855.2**
Net interest expense	- 103.0	- 133.1
Income taxes	- 296.7	- 393.9
Minority interests	- 22.9	- 14.2
Consolidated net income	**673.8**	**314.0**

Notes to the Consolidated Financial Statements

1. Accounting Principles

Consolidation
All major subsidiaries in which Continental AG directly or indirectly holds a majority of voting rights are included in the consolidated financial statements and are fully consolidated.

Significant investments where Continental holds between 20.0% and 50.0% of the voting rights allowing for significant influence (associated companies) are accounted for using the equity method. Other investments are carried at cost.

Consolidation is based on the purchase accounting method, eliminating the acquisition cost against the parent company's interest in the acquired net assets at fair value, measured at the date of acquisition. Any unallocated amount is capitalized as goodwill. Since 2002, goodwill is no longer amortized, but tested annually for impairment and written down if the fair value is lower. In addition, goodwill is adjusted for changes resulting from pre-acquisition contingencies, restructuring, or previously unrecognized income tax benefits. Any subsequent reversal of restructuring accruals is first charged against any remaining goodwill. In addition, tax refunds relating to unrecognized claims arising before the date of acquisition are credited to goodwill.

The carrying amount of the associated companies that are included according to the equity method is adjusted to reflect the interest in the associated company's equity. If the final financial statements of the associated companies are not available, Continental's proportionate interest in earnings is recognized on the basis of a reliable estimate. Goodwill arising from the acquisition of associated companies is disclosed separately and, since 2002, is no longer amortized but reviewed annually for impairment.

The effects of intercompany transactions are eliminated.

Foreign currency translation
The assets and liabilities of foreign subsidiaries having a functional currency other than the euro are translated into euros at the year-end middle rates. The statement of income is translated at average rates for the year. The translation adjustments are charged to accumulated other comprehensive income, without deferred taxes.

Monetary assets and liabilities of subsidiaries in hyperinflationary economies are translated at closing rates, and non-monetary items are translated at historical rates. Translation adjustments are recognized in income. Depreciation, amortization, and gains or losses from the disposal of non-current assets are determined on the basis of historical rates.

Foreign currency adjustments arising from the translation at the closing rate of intercompany financing are taken directly to accumulated other comprehensive income, where the financing is in the functional currency of one of the contracting parties and repayment is not expected in the foreseeable future.

The following table summarizes the exchange rates of the major currencies used in translation:

Currencies	Closing rate		Average rate for the year	
€ 1 in	**Dec. 31, 2004**	**Dec. 31, 2003**	**2004**	**2003**
BRL	3.64	3.59	3.64	3.47
CZK	30.47	32.41	31.95	31.82
GBP	0.71	0.70	0.68	0.69
JPY	141.33	133.72	134.46	130.91
MXN	15.30	14.04	14.04	12.21
MYR	5.18	4.75	4.73	4.30
PHP	76.60	69.41	69.71	61.31
ROL	39,418.00	40,999.00	40,530.00	37,543.00
SKK	38.80	41.16	40.04	41.47
USD	1.36	1.25	1.24	1.13
ZAR	7.71	8.23	8.02	8.53

Revenue recognition

Only product revenues are classified as sales. Ancillary income is netted against the related expenses. Sales are shown net of sales allowances. Revenue is recognized once title and risk have been transferred to the purchaser and payment is probable, normally when the product is delivered.

Product-related expenses

Costs for advertising, sales promotion, and other sales-related items are expensed as incurred. Accruals are recognized for possible warranty claims on sold products on the basis of past experience for the products concerned, as well as legal and contractual terms. Additional liabilities may be recognized for specific known cases.

Research and development

Costs relating to research and development are expensed as incurred. These also include expenses for customer-specific applications, prototypes, and testing. Advances and reimbursements from customers are netted against expenses at the time they are invoiced.

Earnings per share

Earnings per share are calculated on the basis of the weighted average number of shares outstanding. Treasury stock is deducted for the period it is held in treasury. The fully diluted earnings per share also include shares from the potential conversion of option rights.

Goodwill

Up to and including 2001, goodwill arising on acquisitions was amortized over a period of 10 to 20 years. Continental adopted FAS 141 (Business Combinations) and FAS 142 (Goodwill and Other Intangible Assets) at the beginning of 2002. These rules have substantially changed the accounting for mergers, goodwill, and intangible assets. FAS 141 specifies the criteria for the separate recognition of intangible assets and goodwill. FAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized. Instead, they are to be reviewed for impairment at least once a year by comparing the book value and the fair value – generally on the basis of discounted cash flows – and written down if necessary.

Intangible assets

Purchased intangible assets are carried at acquisition cost and amortized over a useful life of three to seven years using the straight-line method. There are no intangible assets with indefinite useful lives, except for product trademarks acquired through the purchase of companies. Trademarks are not amortized, but reviewed for impairment regularly, and written down as necessary.

Property, plant, and equipment

Property, plant, and equipment is valued at acquisition or construction cost, less straight-line depreciation. The construction cost consists of direct costs and attributable material and manufacturing overheads, including depreciation. It also includes financing costs for long-term construction if a direct allocation is possible. As soon as an asset is operational, subsequent cost is only capitalized if the modification changes the purpose of the asset or increases the economic value, and if the cost can be clearly identified. Maintenance and repair costs are expensed. The useful lives are up to 33 years for buildings and land improvements, up to 10 years for technical equipment and machinery, and 2 to 7 years for factory and office equipment.

The Company reviews developments that could indicate a possible impairment of property, plant, and equipment. Continental adopted FAS 144 (Accounting for the Impairment or Disposal of Long-Lived Assets) at the beginning of 2002. This accounting standard supersedes FAS 121 and removes goodwill from its scope. When an impairment appears probable, the future undiscounted cash flows are compared with the related book value. If the cash flow value is lower, the book value is adjusted as necessary to reflect a lower fair value.

In the event of a commitment to dispose of property, plant, equipment, or business operations, the related book values are written down, if necessary, to the expected proceeds.

Leasing

Continental leases property, plant, and equipment, especially buildings. The leases are accounted for in accordance with the principle of economic ownership. If the substantial risks and rewards from the use of the leased asset are controlled by Continental, the transaction is recorded as a capital lease, and the leased asset and the related liability are recognized. In the case of operating leases, economic ownership remains with the lessor, and only the lease payments are recognized in income.

Marketable securities and investments

Marketable securities are carried at cost if they are expected to be held to maturity. Write-downs are made in the event of a permanent loss of value.

Current assets

These comprise inventories, trade accounts and other amounts receivable, marketable securities, and cash and cash equivalents. Amounts with a maturity of more than one year are indicated in the notes.

Inventories

These are carried at acquisition or production cost, or at the lower market values. Acquisition cost is determined using the weighted-average method. Production cost includes direct costs, production-related material costs, overheads, and depreciation. Appropriate valuation allowances are charged for excess or obsolete goods.

Other assets and amounts receivable

These are carried at their principal amount. Write-downs are charged to reflect expected default risks.

Sales of financial assets

In certain cases, Continental sells trade accounts receivable, particularly under asset backed securitization programs. These programs assign control over the accounts receivable to the purchasers. There are no buy-back options or obligations for the group companies. Since control has been transferred, the accounts receivable are no longer included in the companies' balance sheets. The selling companies administrate the accounts and collection.

The retained interests in the accounts receivable sold are entered as other assets.

Financial instruments

Continental uses derivative financial instruments solely for hedging purposes. All derivative financial instruments are carried at market value in the balance sheet. A highly effective hedge exists in the narrower sense of FAS 133 when movements in the derivative closely and effectively match the exposure of the underlying transaction. Where hedge accounting is applied, the changes in the market value of cash flow hedges are taken directly to equity, and the changes in the market value of fair value hedges are recognized in income as part of net interest expense.

Stock option plans

Employee stock option plans can be accounted for in accordance with either APB 25 or FAS 123. Up to 2003, Continental had applied APB 25. FAS 148 provides three alternative methods for switching to FAS 123. Continental made the switch in 2003 using the modified prospective method. The stock option plans were first accounted for in accordance with FAS 123 in 2003. APB 25 requires only that the intrinsic value be recognized as compensation. An option is therefore only charged to income if the issue price is less than the market price of the shares at the time the exercise price is fixed. Under FAS 123, compensation must be charged to income at the fair value of the option at the grant date. The change resulted in expenses of €1.6 million in 2003; there was no deferred tax effect. Continental has also adopted the additional disclosure requirements relating to the measurement of stock option plans set out in FAS 148. These disclosure requirements supplement FAS 123 by, among other things, disclosures in the quarterly interim reports.

Up to and including 2003, Continental also offered its employees in Germany the opportunity to purchase shares. The terms and conditions of the program provided for a discount to the issue price, which led to a compensation expense in 2003 of €3.2 million. The switch to FAS 123 did not have any effect on the accounting for the employee share program.

Pension and post-employment liabilities

Pension liabilities are actuarially determined pursuant to FAS 87, using the projected unit credit method that reflects salary, pension, and employee fluctuation trends. The discount rate is based on long-term bonds in the respective capital market.

Pension liabilities for some foreign companies are covered by pension funds. In addition, accruals have been recognized for employee benefit entitlements under national laws.

The obligations for post-retirement healthcare benefits in the U.S. are recognized as liabilities in accordance with FAS 106.

Other accruals and liabilities

These are recognized if a liability is incurred, the obligation is probable, and the amount can be determined, or a reliable estimate can be made.

Accounting for income taxes

Income taxes are measured using the liability method. Expected tax payments and refunds from temporary differences between the consolidated financial statements and the tax bases, as well as from loss carryforwards, are recognized as deferred taxes. The deferred tax assets and liabilities are measured at the applicable enacted future tax rates. No deferred tax is recognized for non-deductible goodwill. The effect of changes in tax rates is recognized at the point in time when the law goes into effect.

Deferred tax assets and liabilities are netted by maturity within individual companies or tax consolidated entities. Valuation allowances are only provided for deferred tax assets when the benefits are less likely than not to be realized.

Estimates

In order to ensure the proper and complete preparation of the consolidated financial statements, management must make estimates and assumptions affecting the assets, liabilities, and disclosures in the notes as well as the income and expenses for the period. Actual amounts may differ from these estimates. The most important estimates and assumptions relate to post-employment benefits, taxes, impairments, warranties, litigation, and environmental risks, as well as to the useful lives of non-current assets.

New accounting pronouncements

Accounting for variable interest entities

Continental adopted FIN 46R (Consolidation of Variable Interest Entities) at the end of 2003. Under FIN 46 and ARB 51, companies that are controlled by the group must be included in the consolidated financial statements, regardless of voting rights. In accordance with FIN 46, control of a company can be achieved not only by holding a majority of voting rights, but also through agreements or guarantees. The adoption of FIN 46 by Continental did not change or affect the scope of companies consolidated.

IFRS conversion

Regulation (EC) No. 1606/2002 of the European Parliament and Council requires all companies whose securities are publicly traded and are regulated by a member state of the European Union to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as of 2005. Accordingly, we have not provided details of new accounting pronouncements under U.S. GAAP that would have applied for 2005. Instead, we have summarized the differences in measurement and presentation resulting from the adoption of IFRS compared with U.S. GAAP as previously applied. We have made use of the options available in converting to IFRS to continue our previous accounting policies as far as possible.

The following IFRS will have a material effect on the net assets, financial position, and results of operations of Continental Corporation:

- IFRS 1 – First-time Adoption of IFRS – together with IAS 19 (Employee Benefits) will change the measurement of pension and similar obligations. All actuarial gains and losses may be recognized (fresh start) in the opening IFRS balance sheet for the purposes of the first-time adoption. The corridor-method may still be used for the following financial periods. Further, vested prior service costs (retroactive benefit plan amendments) must be recognized immediately.

- IAS 19 – Employee Benefits – sets a maximum amount for deferred pension charges disclosed as an asset (asset ceiling) instead of a minimum amount for pension accruals for the accumulated benefit obligation (ABO) equal to the present value of benefit entitlements without adjustment for future salary increases. As a result, amounts previously charged directly to shareholders' equity for additional minimum liabilities must be reversed in the opening balance sheet. All adjustments resulting from the corridor-method under IFRS are charged directly to income and not taken directly to shareholders' equity.

- IAS 19 – Employee Benefits – requires, according to a statement of position by the Institute of German Public Auditors (Institut der Wirtschaftsprüfer), RS HFA 3, November 18, 1998, liabilities for termination benefits to be recognized for the incremental social security benefits for flexible early retirement contracts, including for potential contracts which might be incurred over the entire term covered by company or collective wage agreements. IASB has announced a planned exposure draft to IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) to only allow the recognition of voluntary termination benefits – from the standpoint of the employee – once the employee has agreed in writing.

- IFRS 3 – Business Combinations – largely conforms to the requirements of SFAS 141 with the exception that minority interests must also be recognized at fair value instead of their historical carrying amount. Given the option to maintain the previous cost bases, from the purchase accounting for acquisitions, on initial adoption of IFRS (deemed cost), the remaining provisions of IFRS 3 will have no effect on the opening balance sheet.

- IAS 37 – Provisions, Contingent Liabilities and Contingent Assets – establishes probability-weighted fair value as the basis of measurement for contingencies. U.S. GAAP permits only the lowest value of a range of amounts to be recognized if no individual amount can be identified as the most probable. This leads to higher liabilities under IFRS for probable exposures which can not be limited beyond a range of likely outcomes, such as most lawsuits. Additionally, IAS 37 requires long-term liabilities to be discounted and recognized at present value. The periodic interest charge until the liability is discharged is disclosed separately as interest expense. This applies particularly to litigation and environmental risks.

- IAS 39 – Financial Instruments: Recognition and Measurement – requires the separate recognition and disclosure of conversion rights from convertible bonds. The fair value corresponds to the difference between a comparable fixed-interest bond without conversion rights and the issue price.

- IAS 38 – Intangible Assets – requires that internally generated intangible assets should also be recognized subject to six criteria, including development activities which are expensed as incurred under FAS 2. Development assets under IAS 38 include the application of research findings or other knowledge in the

development of new or significantly improved products up to the point when the developed product is available for sale. On the other hand, costs for customer-specific applications, pre-production prototypes, and tests for product offerings already being sold as part of ongoing commercial activities (application engineering) must continue to be expensed as incurred. The majority of our medium- and longer-term development projects are initiated or limited entirely for supplying automobile manufacturers (original equipment business). Therefore the strict recognition criteria for development assets are only relevant for few projects. We can only enter into original equipment business once we have been nominated as a supplier for the particular vehicle platform or model and have successfully fulfilled the pre-release stages for series delivery. During new product development, these nominations are not yet awarded, and therefore the most critical criteria, the ability to verifiably demonstrate the technical feasibility of our product innovation, cannot be adequately proven as during the pre-production releases. Therefore, we do not expect significant changes resulting from the adoption of IAS 38.

The effects listed above will create new or changed temporary differences, and deferred taxes.

In addition, the following IFRS will change presentations in the balance sheet and statement of income:

- IAS 39 – Financial Instruments: Recognition and Measurement – requires accounts receivable that have been sold to a third party, to still be shown as accounts receivable in the balance sheet when the selling company effectively retains the credit and default risk. Under FAS 140, accounts receivable that have been sold may be removed from the balance sheet provided that the acquiring company obtains full control. Therefore under IAS 39, trade accounts receivable sold under our existing asset backed securitization programs, which had previously been treated as fully sold must continue to be shown as our accounts receivable in the balance sheet. The proceeds from the sale are recorded as financial liabilities. The previous presentation of the retained interests in the asset backed securitization programs as other assets is no longer applicable.

- IAS 1 – Presentation of Financial Statements – requires minority interests to be shown within shareholders' equity and within the consolidated net income. The measurement of earnings per share, however, remains unchanged from US GAAP.

We do not expect that the adoption of the remaining IFRS will give rise to any material changes in the Corporation's previous accounting policies in accordance with the measurement and presentation requirements of U.S. GAAP.

Supplemental Disclosure Pursuant to Section 292a of the *Handelsgesetzbuch* (HGB – German Commercial Code)

The consolidated financial statements presented in this report, comprising the consolidated balance sheets as of December 31, 2004 and 2003, the consolidated statements of income, consolidated statements of cash flows, and the statements of changes in consolidated shareholders' equity for the years ended December 31, 2004 and 2003, have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Financial information in this annual report relating to periods prior to 1998 refers to previously published information prepared in accordance with the *Handelsgesetzbuch* (HGB – German Commercial Code).

We have supplemented the consolidated financial statements, presented in the Corporate currency (euro), with a management report for the Company and the Corporation and additional information pursuant to the provisions of section 292a of the HGB, exempting the need to prepare consolidated financial statements according to the HGB. The consolidated financial statements thus comply with the EU Fourth and Seventh Directives. The interpretations by the German Accounting Standards Committee were taken into account in the interpretation of these directives. The financial statements will be filed with the commercial register of the Hanover Local Court under HRB No. 3527.

Statutory exemption provisions applying to German companies

The statutory exemption provisions have been applied to the following German corporations or partnerships in accordance with section 264(3) or section 264b of the HGB:

Conti Versicherungsdienst Versicherungsvermittlungsgesellschaft mbH, Hanover; Continental Caoutchouc-Export-AG, Hanover; ContiTech Luftfedersysteme GmbH, Hanover; UMG Beteiligungsgesellschaft mbH, Hanover; UNIROYAL ENGLEBERT Reifen GmbH, Hanover; Vergölst GmbH, Bad Nauheim; Conti Temic microelectronic GmbH, Nuremberg; TEMIC Automotive Electric Motors GmbH, Berlin; ASM Automobil-System-Montagen GmbH, Haldensleben; CAS-ONE Holdinggesellschaft mbH, Hanover; ADC Automotive Distance Control Systems GmbH, Lindau; Benecke-Kaliko AG, Hanover; Beneform GmbH, Peine; ContiTech Antriebssysteme GmbH, Hanover; ContiTech Elastomer-Beschichtungen GmbH, Hanover; ContiTech Formpolster GmbH, Hanover; ContiTech AG, Hanover; ContiTech Profile GmbH, Hanover; ContiTech Schlauch GmbH, Hanover; ContiTech Transportbandsysteme GmbH, Hanover; ContiTech-Universe Verwaltungs-GmbH, Hanover; ContiTech Verwaltungs-GmbH, Hanover; ContiTech Vibration Control GmbH, Hanover; Formpolster GmbH, Hanover; Göppinger Kaliko GmbH, Eislingen; ContiTech Techno-Chemie GmbH, Karben; Continental Teves AG & Co. oHG, Frankfurt; Continental ISAD Electronic Systems GmbH & Co. oHG, Landsberg; ContiTech Kühner GmbH & Cie. KG, Oppenweiler; Union Mittelland Gummi GmbH & Co Grundbesitz KG, Hanover.

Explanation of significant accounting, measurement, and consolidation methods used in the exempting consolidated financial statements that differ from German law.

Fundamental differences

German and U.S. accounting (U.S. GAAP) represent fundamentally different approaches. While accounting under the HGB emphasizes the principle of prudence and the protection of creditors, the primary goal of U.S. GAAP is to present shareholders with useful information relevant to their decisions. Therefore, U.S. GAAP places more importance than the HGB on the comparability of

annual financial statements between accounting periods and companies as well as on the matching of earnings to accounting periods.

Unrealized gains

The HGB requires application of the imparity principle, which only allows for unrealized losses to be recognized in the financial statements, whereas U.S. GAAP also recognizes certain unrealized gains. This applies in particular to unrealized gains resulting from the translation of foreign currencies at the balance sheet date, and to certain financial derivatives.

Under the HGB, securities are carried at the lower of cost or market. U.S. GAAP, on the other hand, requires that securities be carried at their higher fair value in certain cases.

Goodwill

In contrast to the HGB, goodwill arising on acquisitions is no longer amortized under U.S. GAAP since 2002. Instead, the book value of recognized goodwill is tested regularly for impairment. The option available under the HGB to charge goodwill directly to shareholders' equity does not exist.

Leasing

Compared with the HGB, U.S. GAAP tends more often to require leased assets to be carried in the accounts of the lessee.

Deferred taxes

In contrast to HGB, U.S. GAAP requires deferred taxes to be recognized not only for liabilities but also for deferred tax assets resulting from temporary differences between the tax base and carrying amounts in the financial statements. In addition, U.S. GAAP defines the basis for measuring deferred taxes much more broadly. Correspondingly, deferred taxes are always recognized for tax loss carryforwards, reflecting the future economic benefit of reduced tax payments. The future tax benefit is capitalized in full and a valuation allowance is recorded only if the benefit is less likely than not to be realized.

Sales of financial assets

Under the HGB, accounts receivable sold must be removed from the balance sheet as soon as the beneficial ownership has passed to the purchaser. This normally precludes any credit risk exposure for the seller. Under U.S. GAAP, the transfer of control is decisive. If control over the accounts receivable has been assigned to the purchaser, and the seller does not have a buy-back obligation or option, the accounts receivable must be accounted for in the purchaser's balance sheet. For these purposes, any retained credit risk of the seller is irrelevant.

Treasury stock

Under the HGB, treasury stock is classified as marketable securities for the period the shares are held in treasury and not intended to be retired. Unrealized losses from share price movements are charged to income. Under U.S. GAAP, treasury stock is deducted from equity at acquisition cost for the period the shares are held in treasury. Share price changes are not taken into consideration.

Issuing costs

Under the HGB, the costs of initial public offerings and capital increases are charged to income. Under U.S. GAAP, these costs are charged directly to the new, increased shareholders' equity. Under the HGB, costs of issuing bonds are also charged directly to income, whereas they are amortized over the term of the bonds under U.S. GAAP.

Minority interests

Under U.S. GAAP, minority interests are not reported as a component of shareholders' equity.

Pension accruals

In contrast to the German net present benefit method used for tax purposes, the measurement of pension accruals reflects assumed wage and salary increases. The calculation is not based on the discount rate of 6.0% used for tax purposes, but rather on country-specific long-term interest rates. In addition to pensions, this approach also applies to other post-employment obligations, in particular to post-employment healthcare costs for employees in the United States.

This measurement results in higher total liabilities. New actuarial estimates and assumptions for the determination of the obligations are defined at the beginning of each fiscal year. The present value of benefit entitlements after adjustment for future salary increases and pension adjustments is expressed in the form of the projected benefit obligation (PBO).

The present value of the benefit obligation at the respective balance sheet date that corresponds to the individual length of service with the Company is represented by the accumulated benefit obligation (ABO); this does not reflect future salary increases or pension adjustments. The funded status (PBO less fair value of the plan assets) and the amount reported will be identical if the parameters used as a basis to calculate the PBO, in particular the discount rates, wage and salary trends, and the expected return of any plan assets correspond to the actual results.

If deviations in the aforementioned assumptions mean that even the ABO and/or the portion of the ABO not covered by plan assets would not be covered by the amounts recognized in the balance sheet, then an accrual must be set up in the amount of the ABO through an additional minimum liability (AML). The AML is charged directly, net of deferred taxes, to equity under U.S. GAAP. It is reported as a separate item in equity (Accumulated other comprehensive income – Difference from additional minimum pension liability).

In those countries in which pension funds are used to fund the pension liabilities, the funds are valued using the medium-term expected return. Fund assets may only be used to pay plan member pensions as well as administration costs. The assets are netted against the related pension accruals, and fund income is netted against net periodic pension cost. The amounts netted are disclosed in the notes. If, at the beginning of the fiscal year, the liabilities reported on the balance sheet differ by more than 10.0% from the higher amount of the fair value of the plan assets or the PBO, the amount exceeding the 10.0% is amortized over the beneficiaries' average remaining service life to retirement.

Other accruals

Recognition of accruals is far more restricted in U.S. GAAP than under HGB. In principle, there is no qualitative distinction between accruals and other liabilities in U.S. GAAP. Only binding obligations that can be reliably estimated are recognized. If the amount or timing of obligations is uncertain, they may not be recognized in the balance sheet, or only up to that amount which is highly probable and reliable. This results in losses or expenses being matched to the periods in which they occur and not to the periods in which they are anticipated, such as deferred maintenance.

2. Companies Consolidated

In addition to the parent company, the consolidated financial statements include 261 (2003: 209) domestic and foreign companies in which Continental Aktiengesellschaft holds a direct or indirect interest of more than 20.0% of the voting rights. Of these, 230 (2003: 175) are fully consolidated and 31 (2003: 34) are carried at equity.

The principle additions to the companies consolidated relate to the acquisition of Phoenix Aktiengesellschaft, Hamburg, and its subsidiaries and associates. The effects of these companies on the net assets, financial position, and results of operations of Continental reported in the consolidated financial statements are shown under Note 3 – Acquisition and Sale of Companies.

In total, the scope of consolidated companies increased by 52. Four of these were newly formed companies, one was hived-off from an existing unit, and 61 were acquired. Seven companies that were merged with other group companies are no longer included. Five fully consolidated companies and two which were not fully consolidated were sold or liquidated.

54 (2003: 49) companies whose assets, liabilities, expenses, and income, individually and collectively, are of only minor significance for the net assets and results of the Corporation, are not consolidated. 24 (2003: 24) of these are currently inactive and 22 (2003: 17) are associated companies.

More information on equity interests can be found in the full list of the Corporation's shareholdings filed with the commercial register of the Hanover Local Court under HRB No. 3527.

3. Acquisition and Sale of Companies

On April 26, 2004, Continental AG announced a public takeover offer to the shareholders of Phoenix AG to acquire their shares. Holders of a total of 8,002,712 shares in Phoenix AG accepted the offer by the acceptance deadline. Before making the offer, Continental had already concluded an agreement with one shareholder for the acquisition of 2,250,000 Phoenix shares, on the same terms as the public offer. By the end of one additional acceptance period, Continental had acquired a total of 1,425,792 shares in Phoenix AG through stock market and off-market purchases. The total number of shares acquired in Phoenix therefore amounted at the end of the additional acceptance period to 11,678,504 shares, or approximately 76.0% of the share capital and voting rights of Phoenix AG. On completion of the offer on November 2, 2004, Continental owned 11,731,823 shares in Phoenix, representing a present holding of approximately 75.6%. After completion of the offer, Continental AG transferred its holding of shares in Phoenix via Formpolster GmbH and ContiTech Universe GmbH to ContiTech AG (formerly ContiTech Holding GmbH).

On November 16, 2004, ContiTech AG and Phoenix AG concluded a management and profit and loss pooling agreement, with ContiTech AG as the controlling company. At the same time, ContiTech AG as the acquiring entity and Phoenix AG as the transferring entity concluded a merger agreement. The effective date of the merger is January 1, 2005. The Supervisory Board of Phoenix AG approved the management and profit and loss pooling agreement as well as the merger agreement on November 12, 2004. The Supervisory Board of ContiTech AG gave its approval on November 16, 2004. The Shareholders' Meeting of ContiTech AG approved the management and profit and loss pooling agreement as well as the merger agreement on December 23, 2004. Phoenix AG approved the agreements at a Special Shareholders' Meeting on December 28, 2004. A number of minority shareholders in Phoenix AG launched legal actions to challenge these resolutions of the Special Shareholders' Meeting.

The management and profit and loss pooling agreement was entered in the commercial register of Phoenix AG on March 9, 2005. The merger agreement is pending entry in the commercial register. Once the merger is entered and becomes effective, Phoenix AG will cease to exist, and at that time the remaining Phoenix shareholders will become shareholders of ContiTech AG on the basis of the exchange ratio stipulated by the merger agreement. Shareholders of Phoenix AG who do not wish to remain shareholders of ContiTech AG have the right to sell their shares in ContiTech AG for cash, at €18.89 per share. As a result of the exchange ratio established for the merger, Continental's interest in the share capital and voting rights of ContiTech AG will decrease, but no more than to 95.8%, and increase accordingly for the share held in the Phoenix Group from 75.6% to at least 95.8%.

The acquired fixed assets of the Phoenix Group were recognized at their estimated fair value, mainly through appraisal reports, as of November 1, 2004. The remaining assets and liabilities acquired were also recognized at their estimated fair values. The transaction resulted in a goodwill of €30.2 million.

Acquisition of 75.6% of the Phoenix Group in € millions		
Purchase price		178.8
75.6% share of:	Property, plant, and equipment at fair value	249.5
	Intangible assets at fair value	22.7
	Current assets at fair value	200.8
	Deferred tax assets at fair value	2.8
	Remaining assets at fair value	5.1
	Business activities to be disposed of to comply with anti-trust conditions	40.5
	Net indebtedness acquired at fair value	- 170.3
	Other acquired liabilities at fair value	- 202.5
Goodwill		**30.2**

Following an anti-trust review, the European Commission cleared the merger of Continental AG and Phoenix AG on October 26, 2004, subject to certain conditions. Reviews were also conducted by anti-trust authorities in the U.S.A., Hungary, South Korea, Malta, and Brazil. In order to comply with the conditions imposed by the EU Commission, Continental initiated Phoenix, as far as is legally permitted, to sell its 50% holding in the Vibracoustic joint venture, its air spring activities for the commercial vehicle original equipment business, and a production line for heavy conveyor belts to unrelated competitors of Continental. For both areas, Continental already concluded preliminary agreements with the buyers approved by the EU Commission before the merger received clearance. The assets and liabilities initially acquired which relate to these business areas to be disposed of that had not yet been sold as of December 31, 2004, are included under other assets. In the meantime, these activities have been sold, without any significant changes.

Continental Corporation's sales, consolidated net income and earnings per share would have increased by the following amounts if the transactions had been completed on January 1, 2003:

€ millions	Pro forma effects for the first ten months of 2004	Pro forma effects for fiscal 2003
Sales	823.5	921.0
Consolidated net income	25.3	- 0.3
Earnings per share in €	0.20	0.00

In October 2003, Continental and Sime Darby Berhad established a company in which Continental has a 51.0% interest. The acquired assets and liabilities of the Sime Tyre Group were recognized at their estimated fair value, based largely on appraisal reports. The transaction led to negative goodwill of €8.6 million, which was netted against the fixed assets on a pro rata basis. Continental Corporation's sales would have increased by €150.8 million for the first nine months of 2003 on a pro forma basis, if the transactions had been completed on January 1, 2003. There were no significant pro forma effects on consolidated net income or earnings per share for the same period.

The pro forma information has been compiled exclusively for information purposes and does not necessarily reflect the results that might have occurred had the acquisitions already been completed by that date.

At the end of December 2004, ContiTech AGES S.p.A., Santena, Italy was sold to an Italian consortium. The transfer of the economic risk and rewards to the buyer took effect as of December 31, 2004. The sale resulted in a loss before taxes of €5.1 million.

In June 2003, Continental formed Continental Tyres of Moscow ZAO together with OAO Moscow Tyre Plant.

Continental had acquired a 76.0% interest in the company and made non-cash and capital contributions of €15.4 million. The non-cash contributions by Continental were recognized in the consolidated financial statements at their previous net carrying value. The non-cash contributions by OAO Moscow Tyre Plant were recognized at their estimated fair value based on appraisal reports. The transaction did not lead to any goodwill. As a result of start-up problems, caused in particular by the difficult political environment, Continental withdrew from this production project at the start of November 2004, and sold its 76.0% holding to the other shareholder for €1.0 million. The disposal resulted in a loss before taxes of €18.1 million. In total, the abandonment of this project led to losses of €26.9 million, including operating expenditures of €8.8 million.

Notes to the Consolidated Statements of Income

4. Other Income and Expenses

in € millions	2004	2003
Other expenses	- 357.7	- 309.1
Other income	22.0	23.1
	- 335.7	**- 286.0**

An impairment loss on property, plant, and equipment of -€51.5 million was charged to income as the result of the unsatisfactory results of a tire plant in the U.S.A. In 2003 expenses totaling -€22.3 million were also incurred due to underutilization. In addition, property, plant, and equipment in the amount of €11.3 million (2003: €19.5 million) was written down as impaired in the Automotive Systems division due to the transfer of production and start-up difficulties. The ContiTech division recognized impairment losses of -€11.9 million as a result of non value-creating manufacturing operations as well as -€4.1 million in connection with a North American investment. In the prior year, additional impairment losses of -€4.0 million were recognized relating to supply contracts in the Commercial Vehicle Tires division and for the remaining book value of -€2.8 million for the land in Guadalajara, Mexico.

Other expenses include additional restructuring expenses of -€32.7 million (2003: -€1.7 million), including -€15.5 million for the indefinite suspension of tire production at a site in the U.S.A. In connection with this suspension, curtailment expenses totaling -€78.7 million were realized for unamortized and additional pension and post-employment medical benefits. Expenses of -€67.8 million (2003: -€104.3 million) were also incurred in 2004 for litigation and environmental risks, mainly in the U.S.A. Further, expenses arose from foreign currency translation of -€29.5 million (2003: -€20.3 million) and from write-downs of trade accounts receivable in the amount of -€16.9 million (2003: -€23.3 million). A net loss of -€8.5 million (2003: net gain of €9.0 million) resulted from the sale of companies, the agricultural tire activities and the disposal of property, plant, and equipment.

The following total employee compensation is included in the statements of income:

in € millions	2004	2003
Wages and salaries	2,343.4	2,044.8
Social security contributions	469.8	461.0
Retirement benefit costs	254.2	176.0
	3,067.4	**2,681.8**

The annual average number of people employed by the Corporation was as follows:

	2004	2003
Staff not directly related to production	26,666	23,692
Staff directly related to production	47,082	42,781
	73,748	**66,473**

The basic elements of the Executive Board compensation system are described in the Corporate Governance section of this Annual Report. The total compensation of the Executive Board is split as follows by the individual members in 2004:

Executive Board in € thousands	Remuneration components		Stock options granted[2]	
	Fixed[1]	Variable	Number	Fair value
Manfred Wennemer	744	1,011	25,000	289
Dr. Alan Hippe	464	617	15,000	174
Martien de Louw	465	617	11,000	127
Dr. Karl-Thomas Neumann (since October 1, 2004)	119	154	–	–
Dr. Hans-Joachim Nikolin	468	617	12,000	139
Thomas Sattelberger	475	617	6,000	69
Dr. Wolfgang Ziebart (until August 31, 2004)	377	513	–	–
	3,112	**4,146**	**69,000**	**798**

[1] The fixed remuneration components comprise in addition to cash components also non-cash elements, including company car, insurance, and moving costs.

[2] In the fiscal year, members of the Executive Board were granted stock options only under the 2004 stock option plan.

Former members of the Executive Board and their surviving dependents received payments totaling €3.7 million. Accrued obligations for pensions for former members of the Executive Board and their surviving dependents amounted to €66.6 million.

The compensation of the members of the Supervisory Board in 2004 was as follows:

Supervisory Board in € thousands	Remuneration components	
	Fixed[1]	Variable
Dr. Hubertus von Grünberg	19	144
H. Peter Hüttenmeister	14	101
Richard Köhler (until May 14, 2004)	6	40
Heidemarie Aschermann (until May 14, 2004)	3	27
Dr. h.c. Manfred Bodin	7	72
Dr. Diethart Breipohl	8	72
Prof. Dr.-Ing. E.h. Breitschwerdt (until May 14, 2004)	3	27
Michael Deister	12	90
Dr. Michael Frenzel	8	72
Prof. Dr.-Ing. E.h. Hans-Olaf Henkel	9	72
Karl-Heinz Hilker (until May 14, 2004)	3	27
Gerhard Knuth	11	83
Hartmut Meine	8	72
Werner Mierswa (until May 14, 2004)	3	27
Dirk Nordmann (since May 14, 2004)	6	45
Jan P. Oosterveld	8	72
Dr. Thorsten Reese	11	83
Jörg Schönfelder (since May 14, 2004)	5	45
Jörg Schustereit (since May 14, 2004)	6	45
Prof. Dipl.-Ing. Jürgen Stockmar (since May 14, 2004)	5	45
Fred G. Steingraber	8	72
Dr. Bernd W. Voss	13	108
Dr. Ulrich Weiss	10	90
Dieter Weniger	9	72
Erwin Wörle (since May 14, 2004)	6	45
	201	**1,648**

[1] *Including meeting-attendance fees*

No remuneration was paid to Supervisory Board members for any personally rendered services, except for the remuneration of the employee representatives stemming from their employment.

In 2004, no advances or loans were granted to members of Continental AG's Executive Board or Supervisory Board.

5. Income from Investments

in € millions	2004	2003
Income from investments and associated companies	24.1	19.2
Write-downs of interests in associated companies and of loans	- 11.1	- 1.5
Income from investments	**13.0**	**17.7**

6. Interest Income/Expense

in € millions	2004	2003
Interest and similar income	17.1	13.7
Interest and similar expenses	- 121.8	- 147.0
Gains in the market value of derivative instruments	1.7	0.2
Interest income/expense	**- 103.0**	**- 133.1**

The Corporation's net interest expense amounted to 0.8% (2003: 1.2%) of sales.

During the year, we repurchased €185.8 million of the Continental Rubber of America eurobonds issued in 1999 and due in 2006. This resulted in additional expenses of €8.2 million, which represents the amount by which the repurchase price of €104.4% exceeded the 100% par rate. Related interest-rate and currency swaps were also settled in the same notional amount. The related portion of the previously unrealized losses from the interest component of these swaps had been separately charged to equity as other comprehensive income, and led to a charge to net interest expense on settlement of €1.5 million. We also repurchased €87.8 million of the Continental AG eurobonds, issued in 2001 and due 2008. This resulted in expenses of €12.1 million for the repurchase price in excess of the 100% par value.

7. Income Tax Expense

The domestic and foreign income tax expense of the Corporation can be broken down as follows:

in € millions	2004	2003
Current taxes (domestic)	- 152.2	- 208.9
Current taxes (foreign)	- 141.1	- 114.7
Deferred taxes (domestic)	8.2	14.8
Deferred taxes (foreign)	- 11.6	- 85.1
Income tax expense	**- 296.7**	**- 393.9**

The overall domestic tax rate for 2004 was 39.2% (2003: 40.2%).This rate reflects a federal corporate tax rate of 25.0% (2003: 26.5%), a reunification surcharge of 5.5% (2003: 5.5%) and a municipal trade tax rate of 17.3% (2003: 17.5%). In the previous year, the German federal corporate tax rate was increased temporarily by the *Flutopfersolidaritätsgesetz* (German Flood Victim Solidarity Act) which came into effect on September 21, 2002.

In 2004, the utilization of loss carryforwards led to a reduction in deferred tax assets of €104.7 million (2003: €18.8 million), which in part were already reduced by valuation allowances.

The following table shows the reconciliation of the expected to the reported tax expense:

in € millions	**2004**	**2003**
Expected tax expense at the domestic tax rate	- 389.4	- 290.3
Foreign tax rate differences	45.5	22.2
Change in valuation allowances for deferred taxes	29.6	- 157.3
Incentives and tax holidays	33.2	31.1
Effects of changes in tax rates	- 7.4	2.9
Other	- 8.2	- 2.5
Income tax expense reported in the financial statements	**- 296.7**	**- 393.9**
Effective tax rate in %	**- 29.9**	**- 54.5**

The difference from the expected foreign tax rate of 39.2% (2003: 40.2%) is mainly the result of lower tax rates in China, Portugal, Romania, Slovakia, the Czech Republic and Hungary.

The continuing global integration of the passenger tire activities further improved the tax position of the Corporation. As a result of these measures, income taxes were reduced by approximately €60 million, which arose on consolidation through changes in the valuation allowance on deferred tax assets. This effect was partly offset by the valuation allowance on deferred tax assets from the restructuring measures in connection with the tire activities in Mayfield, U.S.A. The deferred tax assets in the U.S.A. were written down in full in 2003, including the balance from earlier years of €94.0 million, as a result of the overall developments.

As in the prior year, the expansion of production facilities abroad resulted in reduced taxes through incentives and holidays.

Deferred tax assets and liabilities are comprised of the following components:

in € millions	2004	2003
Goodwill and other intangible assets	- 190.3	- 158.5
Property, plant, and equipment	- 125.2	- 132.7
Inventories	8.2	2.9
Deferred pension charges	- 63.8	- 77.2
Other assets and amounts receivable	- 9.5	0.0
Pension obligations	72.7	81.0
Other accruals and liabilities	312.5	240.3
Other differences	95.7	85.9
Tax loss carryforwards	152.9	233.4
Valuation allowances	- 308.7	- 353.3
Net deferred taxes	**- 55.5**	**- 78.2**

As of December 31, 2004, the Corporation's corporate tax loss carryforwards amounted to €444.7 million (2003: €650.2 million), and municipal trade tax loss carryforwards totaled €40.1 million (2003: €8.5 million), which also includes the loss carryforwards of the Phoenix Group acquired in 2004. Most of the Corporation's existing loss carryforwards relate to foreign subsidiaries and are mostly limited in the period they can be carried forward. The difference between the change in valuation allowances in the tax expense reconciliation and the change in the balance sheet is the currency translation difference from the substantial decline in the U.S. dollar and the Mexican peso against the euro at the end of the year.

Generally, no additional taxes, in particular withholding taxes, are recognized for earnings from foreign companies which have not yet been remitted, since these retained earnings are utilized for additions to property, plant, and equipment as well as current assets.

Notes to the Consolidated Balance Sheets

8. Goodwill and Other Intangible Assets

For changes in intangible assets and property, plant, and equipment, refer to the statement of changes in consolidated fixed assets and investments. The book values of intangible assets comprise mainly goodwill from the acquisition of Continental Teves (1998) and Continental Temic (2001). The acquisition of Phoenix AG led to goodwill of €30.2 million. Goodwill from the acquisition of Temic was reduced by €8.3 million, primarily resulting from adjustments for income taxes.

The additions to other intangible assets include acquired patents, customer relationships and trademark rights, as well as software from the acquisition of Phoenix AG. The other additions are mainly related to software.

The other intangible assets with a book value as of December 31, 2004, of €110.1 million, include €102.9 million (2003: €65.1 million); relating principally to software, which will continue to be amortized on a straight-line basis as follows: 2005: €27.4 million; 2006: €26.9 million; 2007: €22.9 million; 2008: €17.0 million, after 2008: €8.7 million.

9. Property, Plant, and Equipment

The additions from the consolidation of new companies of €325.8 million resulted mainly from Phoenix AG. The sale of consolidated companies and business activities, in particular Continental Tyres of Moscow ZAO and our agricultural tire business activities, resulted in disposals of €29.1 million. In 2003, the consolidation of new companies resulted in an increase of €104.8 million, mainly from the acquisition of the Sime Tyre Group. Further, equipment was purchased for new products and technologies for electronic and hydraulic brake systems, comfort electronics, brake actuation systems as well as chassis and powertrain. In the tire divisions, investments focused on the expansion of capacity at low-cost locations in the Czech Republic, Romania, Portugal, Slovakia and Malaysia. New customer projects and the rationalization of production processes at ContiTech's European locations also led to additions. Disposals consisted mainly of land as well as technically and economically obsolete machinery and equipment.

Regarding impairments, see Note 4.

Property, plant, and equipment includes leased buildings, technical equipment, and other facilities totaling €45.3 million (2002: €42.3 million) where the Corporation is the beneficial owner under the terms of the underlying capital leases. Depreciation relating to leased assets for the fiscal year amounted to €3.8 million (2003: €3.6 million).

10. Investments

The additions to investments in associated companies consist primarily of the equity in earnings.

The main investments in associates relate to Shanghai Automotive Brake Systems Co. Ltd. (China) and FIT Automoción, S.A. (Spain), for the Automotive Systems division; Compañía Ecuatoriana del Caucho, S.A. (Ecuador), MC Projects B.V. (The Netherlands), and Drahtcord Saar GmbH & Co. KG, Merzig/Saar for our tire activities, and Sandusky Ltd. (U.S.A.) for ContiTech. The remaining investments principally relate to interests in sales companies.

11. Inventories

in € millions	**Dec. 31, 2004**	**Dec. 31, 2003**
Raw materials and supplies	415.6	342.8
Work in progress	160.1	130.4
Finished goods and merchandise	695.3	611.3
Advances to suppliers	1.8	1.9
Advances from customers	- 1.1	- 1.6
	1,271.7	**1,084.8**

12. Trade Accounts Receivable

in € millions	Dec. 31, 2004	Dec. 31, 2003
Trade accounts receivable	1,709.1	1,300.2
Allowances for doubtful accounts	- 106.4	- 108.1
	1,602.7	**1,192.1**

The accounts receivable have been reduced by accounts sold through factoring and asset backed securitization programs totaling €464.7 million (2003: €671.8 million). One asset backed securitization program expired in fiscal 2004, and a replacement program was entered into.

On July 8, 2004, Continental AG, Continental Teves AG & Co., oHG and Continental Temic microelectronic GmbH entered into a contract with Compass Variety Funding 2 Limited, Dublin, Ireland. This contract provides for the securitization of trade accounts receivable in the form of an asset backed program with a revolving total volume of €350 million, including a default risk of approx. 10%, for a term of 5 years. As of December 31, 2004, these companies had not sold any accounts receivable under this program.

In addition, the amounts sold in 2004 include the existing factoring and asset backed securitization program of Phoenix AG, utilized in an amount of €50.0 million as of December 31, 2004.

All trade accounts receivable have a maturity of less than one year.

13. Other Assets and Amounts Receivable

in € millions	Dec. 31, 2004	Dec. 31, 2003
Accounts receivable from affiliates and associates	13.2	14.8
Retained interest in the accounts receivable sold	165.1	151.5
Tax refund claims	135.2	109.9
Other assets and amounts receivable	266.6	162.8
	580.1	**439.0**

The book value of the retained interest in the accounts receivable sold represents the fair value.

€85.7 million (2003: €14.5 million) of other assets and amounts receivable have a maturity of more than one year.

€78.4 million (2003: €12.1 million) of other assets and amounts receivable relate to insurance contracts to cover pension claims. These claims are not considered to be plan assets pursuant to FAS 87.

14. Cash and Cash Equivalents

Cash and cash equivalents comprise bank balances, cash-in-hand, and checks. They have an original maturity of three months or less. Cash and cash equivalents assumed through the acquisition of consolidated companies are not reported in the cash flow statement as a deduction from cash used for investing activities, but are shown separately as a change in cash and cash equivalents.

The conversion of the convertible bond issued on October 25, 1999, and maturing 2004 in the nominal amount of €250.0 million, resulted in a repayment of long-term debt and accrued interest as well as an increase in shareholders' equity through the issue of 9.7 million shares not affecting funds amounting to €270.6 million.

15. Deferred Tax Assets

in € millions	**Dec. 31, 2004**	**Dec. 31, 2003**
Deferred tax assets, short term	184.0	204.3
Deferred tax assets from loss carryforwards and other long-term temporary differences	286.2	323.8
Valuation allowances	- 308.7	- 353.3
	161.5	**174.8**

16. Shareholders' Equity

Number of shares outstanding	**2004**	**2003**
at January 1	135,422,357	130,196,627
Change due to employee shares	–	428,375
Change due to conversions and exercise of options	9,994,202	470,626
Change due to sale of treasury stock	–	4,326,729
at December 31	**145,416,559**	**135,422,357**

The subscribed capital increased over the prior year by €25.1 million due to the issuance of 9,784,202 shares following the exercise of conversion rights and by €0.5 million due to the issuance of 210,000 shares following the exercise of the subscription rights.

The common stock of the Company thus amounts to €372,266,391.04 million. It is composed of 145,416,559 bearer shares.

By way of the resolution passed at the Annual Shareholders' Meeting on May 23, 2001, the Company has an authorized capital stock of €166.0 million, which can be used for the issuance of new shares up to May 22, 2006.

Following the resolution adopted at the Annual Shareholders' Meeting on May 29, 2002, the Company has additional authorized capital stock (originally €5.7 million) for the issuance of employee shares up to May 28, 2007. Employee shares issued up to 2003 have reduced this authorized capital stock to €3.7 million.

72,400 of the conversion rights granted under the 1996 stock option plan for members of the Executive Board and senior executives have not yet been exercised. Holders are entitled to convert each €0.51 of the related loan into one share of Continental AG. Conversions carried out in 2004 led to the issuance of 99,600 shares.

1,381,840 of the total of 1,564,664 subscription rights have been issued under the stock option plan set up in 1999 for members of the Executive Board and senior executives. Each option entitles the option holder to subscribe for one share. 687,340 of the issued rights are still outstanding. 210,000 shares were issued in 2004. The authorization to issue rights under the 1999 stock option plan expired September 1, 2004, which means that no further subscription rights can be issued under this program.

On May 14, 2004, the Annual Shareholders' Meeting resolved the 2004 stock option plan for members of the Executive Board and senior executives. The 2004 stock option plan expires May 13, 2009 and authorizes the Executive Board to issue a total of 3,936,000 subscription rights. Of the 634,000 subscription rights issued in 2004, 618,500 are still outstanding, and 15,500 have expired.

The nominal €250 million, 2.0%-coupon convertible bond issued on October 25, 1999 with a maturity in 2004 entitled the bond holders to subscribe for 38.83 shares in exchange for converting a principal bond in the amount of €1,000. This represented an entitlement of up to 9,707,500 no-par value shares. Conversion rights exercised during 2004 led to 9,684,602 shares being issued. 22,443 conversion rights expired at the end of the conversion period. Shares from conversion rights in 2004 are fully entitled to dividends for the 2004 calendar year.

A nominal €400 million convertible bond was issued on May 19, 2004 by Conti Gummi Finance B.V., Amsterdam, the Netherlands. The conversion right entitles the holders to shares in Continental AG at a price of €51.00 each, representing a total entitlement of 7,843,137 no-par value shares. This convertible bond matures on May 19, 2011 and has a coupon rate of 1.625%. No conversion rights were exercised in 2004.

Under the resolution adopted at the Annual Shareholders' Meeting on June 1, 1999, the common stock may be conditionally increased by up to €29 million for the purposes of issuing conversion and option rights under new convertible bonds or warrants and subscription rights under the 1999 stock option plan.

In addition, the Annual Shareholders' Meeting on May 23, 2001 resolved a conditional capital increase of €140.0 million to grant conversion or option rights for new convertible or warrant bonds. On May 14, 2004 the Annual Shareholders' Meeting also resolved that €6.3 million of this amount can be used for issuing rights under the 2004 stock option plan.

Under the resolution adopted at the Annual Shareholders' Meeting on May 14, 2004, the common stock was conditionally increased by €3.8 million for the purposes of issuing rights under the 2004 stock option plan.

The change in conditional capital is shown in the table below:

in € thousands	
Conditional capital as of January 1, 2004	169,483
Increase for the issuance of rights under the 2004 stock option plan	3,800
Exercised: conversion rights and options	- 25,585
Expiration of conversion and subscription rights	- 1,993
Conditional capital as of December 31, 2004	**145,705**

Under the *Aktiengesetz* (AktG – German Stock Corporation Act), the dividends distributable to the shareholders are based solely on Continental AG's net retained earnings of €116.7 million at December 31, 2004, as reported in the annual financial statements prepared in accordance with the German Commercial Code. A proposal will be made to the Annual Shareholders' Meeting to distribute a dividend of €0.80 per no-par value share for 2004, which amounts to a sum to be distributed of €116.3 million. This corresponds to 17.3% of the consolidated net income.

Notice in accordance with the *Wertpapierhandelsgesetz* (WpHG – German Securities Trading Act)
In its letter dated March 22, 2004, Alliance Capital Management Corporation, New York, USA, informed us, pursuant to section 21 (1) of the WpHG, that Alliance Capital Management L.P. exceeded the threshold of 10% of Continental AG's voting stock on March 16, 2004 and that it now holds a 10.03% share in Continental AG, assignable to it pursuant to section 22 (1), sentence 1, no. 6 of the WpHG. In their letter dated May 24, 2004, Barclays Global Investors UK Holdings Limited, Barclays Bank PLC and Barclays PLC, all with their registered offices in London, UK, informed us that on May 17, 2004 each of them exceeded the threshold of 5% of voting stock, and that Barclays Global Investors UK Holdings Limited now holds a 5.46% share, Barclays Bank PLC a 5.49% share, and Barclays PLC also a 5.49% share, assignable to them pursuant to section 21 (1) and section 22 (1), sentence 1, no. 1 of the WpHG. In its letter dated August 12, 2004, AXA S.A., Paris, France, informed us that it exceeded the threshold of 10% of voting stock at a date that can no longer be determined, and that as of the reference date of May 31, 2004 it held a 11.75% share, 11.748% of this figure is assignable to it pursuant to section 22 (1), sentence 1, no. 6, and sentences 2 and 3 of the WpHG and 0.002% pursuant to section 22 (1), sentence 1, no. 1 of the WpHG. In the same letter, AXA S.A. informed us that AXA Financial, Inc., AXA Financial Services LLC, Equitable Life Assurance Society of the United States, ACMC, Inc., Equitable Holdings LLC, and ECMC LLC, all with their registered offices in New York, U.S.A., held 11.73% of voting stock as of May 31, 2004, assignable to it pursuant to section 22 (1), no. 6, sentences 2 and 3 of the WpHG. In addition, the letter informed us that Alliance Capital Management L.P. New York, U.S.A. held 11.73% of voting stock as of May 31, 2004, assignable to these companies pursuant to section 22 (1), no. 6 of the WpHG. AXA S.A. also informed us that as of the reference date, May 31, 2004, AXA Investment Managers, Paris, France, AXA Investment Managers US Holding, and AXA Investment Managers Rose, Orinda, U.S.A. held 0.018% of voting stock pursuant to section 22 (1), no. 6, sentences 2 and 3 of the WpHG, and that as of May 31, 2004, 0.018% of voting stock was assignable to AXA Rosenberg Group LLC, Orinda, U.S.A., pursuant to section 22 (1), no. 6 of the WpHG. AXA S.A. also informed us that AXA Canada Inc, Montreal, Canada, held 0.002% of Continental AG's voting stock as of May 31, 2004.

In 2004 and up to and including March 9, 2005, the total shareholdings of the Supervisory Board and the Executive Board amounted to less than 1% of the outstanding shares. In fiscal 2004, Continental AG gave notice in accordance with section 15a of the WpHG to the effect that two members of the Executive Board purchased a total of 12,000 shares from a stock option plan and resold the shares immediately. Further, one member of the Supervisory Board purchased a total of 7,200 shares and subsequently sold them.

According to these notices, Alliance Capital Management L.P., New York, U.S.A. and therefore, indirectly, AXA S.A., Paris, France constitute a principal shareholder of Continental AG according to FAS 57 and as such are deemed to be related parties. Except for insurance services from AXA and its subsidiaries for liability, transport and technical insurances for a total expense of €2.7 million, no business transactions were carried out with principal shareholders in 2004.

17. Stock-Based Compensation

Fixed-price stock option plan

The Company has a fixed-price stock option plan, which was established in 1996. All eligible senior executives who subscribed for convertible loans were granted the right to convert them into one Continental share per loan. The conversion price corresponds to the stock exchange price of Continental shares on the day the convertible loan was issued. The first half of the conversion rights under the stock option plan may be exercised for the first time after six months and the second half may be exercised for the first time after 24 months up to 2005 at the latest.

The conversion rights granted by Continental on the basis of its fixed-price stock option plan changed as follows:

Convertible bond 1996	2004		2003	
	Number of conversion rights	Average exercise price	Number of conversion rights	Average exercise price
in € millions	1,000 units	€/unit	1,000 units	€/unit
at January 1	184.8	21.31	467.2	19.53
Exercised	99.6	22.03	257.2	17.94
Expired	12.8	18.67	25.2	22.66
Still outstanding at year-end	72.4	20.78	184.8	21.31
Exercisable on December 31	72.4	20.78	184.8	21.31

1999 variable stock option plan

With the approval of the Annual Shareholders' Meeting on June 1, 1999, Continental AG adopted a variable stock option plan (1999 stock option plan) which grants subscription rights for certain senior executives and the Executive Board. Each option granted under this plan carries the right to subscribe for one share. These stock options may be exercised after a vesting period of three years, starting from the date on which the Executive Board (or the Supervisory Board, as appropriate) resolves to grant the options. The options can be exercised and the corresponding number of shares of Continental AG can be subscribed within certain exercise windows during the following two years.

These subscription rights may, however, only be exercised if the average market price of Continental shares in the Xetra closing auction (average closing price) on the Frankfurt Stock Exchange during the ten trading days prior to the respective exercise window is at least 15% (exercise hurdle) above the average closing price during the ten trading days prior to the issue date.

The exercise price thus amounts to at least 115% of the market price immediately prior to the grant of the options, less a performance discount and an outperformance discount.

The performance discount is calculated as a function of the change in the Corporation's EBIT margin. The outperformance discount is calculated on the basis of the performance of Continental's shares in comparison with the performance of the MDAX.

Stock option plan 1999	2004		2003	
	Number of subscription rights	Average exercise price	Number of subscription rights	Average exercise price
in € millions	1,000 units	€/unit	1,000 units	€/unit
at January 1	981.3	20.36	941.0	20.80
Granted	0	0	305.8	21.14
Exercised*	210.0	19.02	213.0	23.32
Expired	84.0	20.25	52.5	20.78
Still outstanding at year-end	687.3	20.78	981.3	20.36
Exercisable on December 31	26.0	19.17	21.0	23.23

* The average exercise price amounted to €8.29 following deduction of the performance and outperformance discounts.

26,000 of the options exercisable at year-end were not exercised.

2004 variable stock option plan

Continental AG introduced a new variable stock option plan (2004 stock option plan) with the approval of the Annual Shareholders' Meeting on May 14, 2004. In principle, the new plan matches the stock option plan developed in 1999. However, in the new plan premiums can be included in the exercise price, if Continental's stock underperforms the DAX. In addition, a ceiling has been imposed on the achievable capital gain.

Under the 2004 stock option plan, 634,000 options were issued at an issue price of €37.48. 15,500 of the subscription rights granted expired at December 31.

The fair value of the variable stock options as granted was calculated on the basis of an option price model (Black-Scholes method) that took the exercise hurdle into account. The fair value, which in 2004 relates solely to the new plan, was determined on the basis of the following assumptions:

	2004	2003
Fair value	€11.57	€5.53
Dividend yield	1.5%	2.5%
Volatility	29.4%	26.6%
Risk-free rate	3.5%	3.1%
Period of validity	5 years	5 years

The cost of the stock option plans is calculated according to FAS 123 on the basis of the fair value at the time the rights are granted. The personnel expense recognized in consolidated net income was €2.8 million (2003: €1.6 million).

Employee shares

A total of 428,375 shares were purchased by employees in 2003 under the Company's employee stock program. The average purchase discount amounted to €7.57 per share. This program was no longer offered in 2004.

18. Pensions and Similar Obligations

Pensions and similar obligations relate to:

Pension plans

Especially in Germany, the U.S.A., the United Kingdom, Austria, Ireland, and Belgium, pension obligations exist as both general and individual plans. In the U.S.A. and the United Kingdom, the principal pension plans are funded. The pension plan assets are netted against the related pension accruals.

The entire amount of pensions and similar obligations is reported in the following balance sheet items:

in € millions	Dec. 31, 2004	Dec. 31, 2003
Pension accruals (unfunded obligations and net liabilities from obligations and related funds)	1,074.3	916.9
Deferred pension charges (net assets from pension obligations and related funds)	183.4	229.3
Accruals for other post-employment benefits	296.3	264.2
Accruals for similar obligations	16.4	21.3

The balance sheet amounts for pension obligations for Germany, the U.S.A., the United Kingdom, and other countries are shown in the following tables.

Pension accruals increased by €157.4 million over the prior year, mainly from the change in the additional minimum pension liability following a decrease in the discount rate from 5.50% to 4.75% in Germany, and from the acquisition of Phoenix.

The deferred pension charges (net assets from pension obligations and related funds) decreased through currency translation effects from the weaker dollar and through curtailment losses recognized in connection with the restructuring of a tire plant in the U.S.A. These curtailments also led to an increase in accruals for other post-employment benefits in the U.S.A., as well as a sharp increase in net periodic cost for both pension and other post-employment benefits.

Pension Plans

in € millions	December 31, 2004				December 31, 2003			
	Germany	U.S.A.	UK	Other	Germany	U.S.A.	UK	Other
Change in projected benefit obligations								
Projected benefit obligations at beginning of year	892.8	564.5	90.2	68.7	828.5	604.2	87.1	57.6
Foreign currency translation	–	- 54.0	- 1.3	- 0.7	–	- 107.0	- 6.9	- 3.0
Current service cost	21.3	16.6	3.6	3.1	19.2	17.5	3.0	3.1
Interest cost on projected benefit obligations	47.9	34.6	5.2	3.8	47.1	36.9	4.6	4.0
Plan amendments	–	15.3	–	0.1	–	2.7	1.8	–
Actuarial gains/losses	83.0	20.6	2.0	2.2	40.6	36.2	2.6	14.1
Changes due to curtailments/settlements	–	25.2	–	- 0.9	–	–	–	- 1.2
Changes in scope of consolidation	26.4	–	22.5	–	–	–	–	–
Other changes	–	–	0.9	0.3	0.1	–	–	–
Benefit payments	- 45.3	- 26.4	- 2.8	- 4.9	- 42.7	- 26.0	- 2.0	- 5.9
Projected benefit obligations at year-end	**1,026.1**	**596.4**	**120.3**	**71.7**	**892.8**	**564.5**	**90.2**	**68.7**
Projected benefit obligations at year-end excluding future salary increases (ABO)	1,018.5	564.9	104.5	61.4	855.2	529.4	81.5	58.3
Change in plan assets								
Fair value of plan assets at beginning of year	–	552.3	78.8	19.5	–	570.5	53.4	18.9
Foreign currency translation	–	- 51.6	- 1.2	- 0.3	–	- 102.9	- 4.4	- 2.5
Changes in scope of consolidation	–	–	18.1	–	–	–	–	–
Actual return on plan assets	–	51.8	8.1	0.3	–	110.6	7.0	0.8
Employer contributions	–	44.7	3.8	2.4	–	0.1	23.0	2.6
Employee contributions	–	–	1.4	0.2	–	–	1.8	0.2
Other changes	–	–	- 1.0	0.1	–	–	–	2.3
Benefit payments	–	- 26.4	- 2.3	- 1.9	–	- 26.0	- 2.0	- 2.8
Fair value of plan assets at year-end	**–**	**570.8**	**105.7**	**20.3**	**–**	**552.3**	**78.8**	**19.5**

The following table shows the reconciliation of the funded status to the amounts contained in the balance sheet:

in € millions	December 31, 2004				December 31, 2003			
	Germany	U.S.A.	UK	Other	Germany	U.S.A.	UK	Other
Funded status*	- 1,026.1	- 25.6	- 14.6	- 51.4	- 892.8	- 12.2	- 11.4	- 49.2
Unrecognized actuarial losses	167.7	152.9	24.9	7.9	85.4	164.2	27.0	5.5
Unrecognized prior service cost from plan amendments	- 0.4	38.5	–	0.5	- 0.5	51.8	–	0.7
Additional minimum liability	- 160.8	- 0.2	–	- 4.2	- 52.1	- 0.2	–	- 3.8
Amount recognized	**- 1,019.6**	**165.6**	**10.3**	**- 47.2**	**- 860.0**	**203.6**	**15.6**	**- 46.8**
The amount recognized in the balance sheet comprises the following balance sheet items:								
Deferred pension charges	–	167.0	16.4	–	–	210.4	17.4	1.5
Pension accruals	- 1,019.6	- 1.4	- 6.1	- 47.2	- 860.0	- 6.8	- 1.8	- 48.3
thereof additional minimum liability	- 160.8	- 0.2	–	- 4.2	- 52.1	- 0.2	–	- 3.8
thereof other comprehensive income, net	160.8	0.2	–	4.2	52.1	0.2	–	3.8
Amount recognized	**- 1,019.6**	**165.6**	**10.3**	**- 47.2**	**- 860.0**	**203.6**	**15.6**	**- 46.8**

* Difference between plan assets and benefit obligations

The assumptions used for calculating the pension obligations with regard to the discount rate used, salary increases, and the long-term rates of return on plan assets are established separately for each country.

in %	December 31, 2004				December 31, 2003			
	Germany	U.S.A.	UK	Other	Germany	U.S.A.	UK	Other
Average valuation factors as of December 31								
Discount rate	4.75	6.00	5.46	5.43	5.50	6.25	5.50	5.55
Expected long-term return on plan assets	–	8.00	7.04	6.38	–	8.00	7.00	6.52
Long-term rate of compensation increase	3,00	3.75	3.57	2.78	3.00	3.75	3.50	2.64

Net periodic pension costs can be summarized as follows:

in € millions	December 31, 2004				December 31, 2003			
	Germany	U.S.A.	UK	Other	Germany	U.S.A.	UK	Other
Current service cost	21.3	16.6	3.6	3.1	19.2	17.5	3.0	3.1
Interest cost on projected benefit obligations	47.9	34.6	5.2	3.8	47.1	36.9	4.6	4.0
Expected return on plan assets	–	- 43.4	- 5.7	- 1.4	–	- 41.5	- 3.5	- 1.9
Amortization of actuarial gains/losses	0.6	9.0	1.3	0.3	–	14.0	1.5	0.9
Amortization of prior service cost	- 0.1	4.6	–	0.0	- 0.1	5.0	–	–
Curtailments/settlements	–	46.4	–	0.7	–	–	–	- 1.1
Other pension expenses	–	–	–	–	–	–	–	0.1
Net periodic pension costs	**69.7**	**67.8**	**4.4**	**6.5**	**66.2**	**31.9**	**5.6**	**5.1**

The curtailment resulted substantially from the restructuring measures in conjunction with the tire activities in Mayfield, U.S.A.

A one percentage point increase or decrease in the discount rate specified above for calculating the net periodic pension costs (NPPC) at the balance sheet date would have had the following effect on the NPPC:

in € millions	December 31, 2004				December 31, 2003			
	Germany	U.S.A.	UK	Other	Germany	U.S.A.	UK	Other
1% *increase*								
Effects on service and interest costs	- 0.9	- 2.1	- 0.8	- 0.1	- 0.7	- 6.4	- 0.8	- 0.5
Effects on projected benefit obligations	- 103.1	- 73.8	- 20.6	- 6.5	- 102.1	- 64.9	- 13.6	- 10.3
1% decrease								
Effects on service and interest costs	0.8	1.8	1.0	0.7	1.5	6.4	0.9	0.9
Effects on projected benefit obligations	125.5	85.8	26.7	9.9	126.4	73.4	17.7	13.5

When calculating the PBO, changes in the percentage assumptions for the discount rate and the salary and pension trends do not have a linear effect because of certain actuarial effects (mainly the compounding interest effect). For this reason, the NPPC derived from the PBO does not change as a result of an increase or decrease in these assumptions by the same amount. If several assumptions are modified simultaneously, the effect may not be the same as when only one of these assumptions is changed individually.

Pension funds

Portfolio structure of the plan assets on the measurement date

The portfolio structures of the pension plan assets on the measurement date for 2004 and 2003, as well as the planned portfolio structure for 2005, are as follows:

	Planned structure 2005			2004			2003		
Type of asset	**U.S.A.**	**UK**	**Other**	**U.S.A.**	**UK**	**Other**	**U.S.A.**	**UK**	**Other**
Equities	60%	66%	27%	57%	73%	28%	61%	69%	30%
Fixed-income securities	35%	31%	36%	38%	26%	36%	34%	3%	31%
Real estate	5%	2%	4%	5%	0%	4%	5%	1%	4%
Cash and cash equivalents	–	1%	33%	–	1%	32%	–	27%	35%
	100%	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**

The expected long-term return on plan assets of the individual asset types for 2004 and 2003 is as follows:

	2004			2003		
Type of asset	**U.S.A.**	**UK**	**Other**	**U.S.A.**	**UK**	**Other**
Equities	9.00%	7.83%	7.40%	9.00%	7.27%	8,39%
Fixed-income securities	6.25%	5.42%	6.71%	6.50%	5.50%	5,98%
Real estate	8.00%	6.56%	6.71%	6.10%	7,00%	6,36%
Cash and cash equivalents	–	4.31%	5.27%	–	3,62%	5,37%
	8.00%	**7.04%**	**6.38%**	**8.00%**	**7,00%**	**6,52%**

The cut-off date for plan asset measurement is December 31.

Pension funds

Contributions by the employer

The following table shows the cash contributions made by the Company to the principal pension funds in 2004 and 2003 as well as the planned contributions for 2005:

	2005 (expected)			2004			2003		
	U.S.A.	**UK**	**Other**	**U.S.A.**	**UK**	**Other**	**U.S.A.**	**UK**	**Other**
Planned contributions	–	4.2	2.2	–	3.8	2.4	0.1	4.7	2.6
Special contributions	–	–	–	44.7	–	–	–	18.3	–

The following overview includes the pension benefit payments made under the principal pension plans in 2004 and the previous year, as well as the undiscounted, expected pension benefit payments for the next five fiscal years:

	Germany	U.S.A.	UK	Other
Benefit payments made				
2003	42.7	26.0	2.0	5.9
2004	45.3	26.4	2.8	4.9
Benefit payments expected				
2005	56.7	37.0	2.9	4.9
2006	70.9	31.7	3.8	5.7
2007	68.1	32.8	4.6	6.1
2008	69.9	34.0	5.3	5.9
2009	67.8	35.3	5.8	6.4
2010 - 2014	349.3	198.8	35.9	37.0

The expected pension payments for future years include lump-sum amounts in connection with fixed service cost benefit plans, as well as the annual pension benefits. For the purposes of estimating the future payments, in those cases where employees have an option to immediately receive their benefits in cash on retirement or to elect for monthly pension payments, it has been assumed that in all cases the lump-sum will be chosen. Further, the earliest eligible date for retirement has been assumed. The actual retirement date could occur later. Therefore the actual payments in future years for present plan members could be lower than the amounts assumed.

Other post-employment benefits

Certain subsidiaries in the United States grant eligible employees healthcare and life insurance on retirement if they have fulfilled certain conditions relating to age and years of service. The amount of benefits and entitlement can be altered.

in € millions	**2004**	**2003**
Change in projected benefit obligations		
Benefit obligations at beginning of year	427.3	535.2
Foreign currency translation	- 39.3	- 87.0
Current service cost	6.2	6.8
Interest cost on projected benefit obligations	26.4	32.0
Actuarial gains/losses	27.8	- 8.9
Plan amendments	–	- 29.2
Changes due to curtailments/settlements	8.8	–
Benefit payments	- 20.9	- 21.6
Projected benefit obligations at year-end	**436.3**	**427.3**
Unrecognized actuarial losses	74.1	55.3
Unrecognized costs from plan amendments	65.9	107.8
Net amount recognized	**296.3**	**264.2**

No separate plan assets have been assigned to these obligations. There were no significant effects resulting from the Medicare Act.

The assumptions used to calculate the healthcare and life insurance benefits relating to the discount rate used and the increase in healthcare and life insurance benefits vary according to the conditions in the U.S.A. The following weighted-average assumptions were used:

Average valuation factors as of December 31 in %	2004	2003
Discount rate	6.00	6.25
Rate of increase in healthcare and life insurance benefits in the following year	5.00	10.49
Long-term rate of increase in healthcare and life insurance benefits	5.00	5.00

The net cost of healthcare and life insurance benefit obligations can be broken down as follows:

in € millions	2004	2003
Current service cost	6.2	6.8
Interest cost on projected benefit obligations	26.4	32.0
Amortization of actuarial losses	2.0	1.9
Amortization of plan amendments	12.8	17.2
Curtailments	32.3	–
	79.7	**57.9**

The curtailments resulted from the restructuring measures in conjunction with the tire activities in Mayfield, U.S.A.

The following table shows the effects of a one percentage point increase or decrease in healthcare and life insurance benefits.

in € millions	2004	2003
1% increase		
Effects on service and interest costs	2.1	1.4
Effects on benefit obligations	12.1	5.7
1% decrease		
Effects on service and interest costs	- 1.9	- 3.7
Effects on benefit obligations	- 11.8	- 5.8

A one percentage point increase or decrease in the discount rate specified above for calculating the net cost of healthcare and life insurance benefit obligations would have had the following effect on net cost:

in € millions	2004	2003
1% increase		
Effects on service and interest costs	- 0.6	- 0.7
Effects on benefit obligations	- 52.9	- 49.4
1% decrease		
Effects on service and interest costs	0.2	0.6
Effects on benefit obligations	60.2	60.7

The following overview includes the payments made for other post-employment benefits in 2004 and the previous year, as well as the undiscounted, expected benefit payments for the next five years:

Benefit payments made	
2003	21.6
2004	20.9
Benefit payments expected	
2005	22.1
2006	23.7
2007	25.1
2008	26.4
2009	27.8
2010 - 2014	156.5

Accruals for obligations similar to pensions

Some companies of the Corporation have made pension-similar commitments to employees for a fixed percentage of the employees' compensation. The payments are made when the employees leave the company; in 2004, the expenses amounted to €0.2 million (2003: €2.1 million).

19. Accrued and Deferred Income Taxes Payable

in € millions	**Dec. 31, 2004**	**Dec. 31, 2003**
Accrued income taxes payable	277.8	312.4
Deferred tax liabilities, short-term	6.8	16.5
Deferred tax liabilities, long-term	210.2	236.5
	494.8	**565.4**

20. Accruals for Other Risks

in € millions	**Dec. 31, 2004**	**Dec. 31, 2003**
Warranties	241.1	205.5
Litigation and environmental risks	156.8	137.2
Restructuring accruals	69.9	48.4
Flexible early retirement program	82.2	54.4
Anniversary bonuses for long-serving employees	35.2	30.9
Other accruals	225.7	259.1
	810.9	**735.5**

The other accruals mainly relate to other uncertain risks, including risks from contractual and similar obligations. €285.1 million (2003: €216.9 million) of the accruals for other risks have a maturity of more than one year.

Warranties in € millions	**Dec. 31, 2004**	**Dec. 31, 2003**
Warranty obligations at January 1	205.5	210.2
Utilization	36.7	64.1
Changes in scope of consolidation	7.0	0.7
Adjustments from changes in assumptions	–	5.3
Additions	68.4	62.6
Foreign currency translation	- 3.1	- 9.2
Warranty obligations at Dec. 31	**241.1**	**205.5**

Restructuring accruals in € millions	**Severance payments**	**Exit costs**	**Total**
at January 1, 2003	**87.9**	**13.3**	**101.2**
Utilization	45.0	3.0	48.0
Reversals	1.1	–	1.1
Additions	1.7	–	1.7
Foreign currency translation	- 5.4	–	- 5.4
at December 31, 2003	**38.1**	**10.3**	**48.4**
Utilization	13.5	1.3	14.8
Changes in scope of consolidation	5.2	1.2	6.4
Reversals	0.3	0.0	0.3
Additions	17.2	15.5	32.7
Foreign currency translation	- 1.2	- 1.3	- 2.5
at December 31, 2004	**45.5**	**24.4**	**69.9**

The restructuring accruals utilized in 2004 mainly reflect the settlement of measures relating to the shutdown of the tire businesses in Traiskirchen, Austria and in Guadalajara, Mexico, as well as measures in the Automotive Systems division, which were committed in prior years.

The additions to severance payments were primarily made in the Automotive Systems division in connection with the transfer of the business activities of ISAD, Landsberg, Germany. Additions in connection with the indefinite suspension of certain production activities at the plant in Mayfield, U.S.A., are shown under the caption, "exit costs."

The change in the scope of consolidation relates to the restructuring measures of the Phoenix Group. These relate to programs and measures arising from periods prior to the acquisition of Phoenix through Continental.

21. Indebtedness

in € millions	thereof with a term of			thereof with a term of		
	Dec. 31, 2004	up to 1 year	more than 5 years	Dec. 31, 2003	up to 1 year	more than 5 years
Bonds[1]	1,152.0	42.8	400.0	1,295.5	273.9	–
Bank loans and overdrafts[2]	478.2	169.5	17.9	419.5	153.6	21.8
Lease liabilities	69.6	4.2	17.7	64.9	1.8	55.6
Liabilities on bills drawn and payable	0.6	0.6		0.2	0.2	–
Other indebtedness	134.0	140.1	0.0	136.1	72.0	0.7
	1,834.4	**357.2**	**435.6**	**1,916.2**	**501.5**	**78.1**

[1] Thereof €400.1 million (2003: €264.1 million) in convertible bonds

[2] Thereof €10.2 million (2003: €2.3 million) secured by land charges, mortgages, and similar securities

After subtracting cash and cash equivalents of €1,139.4 million (2003: €747.6 million), the net indebtedness amounted to €695.0 million (2003: €1,168.6 million).

Other indebtedness includes a promissory loan of €60.0 million which matures in 2005.

Summary of bonds

Issuer/type	Option for	Issuing amount in millions of €	Book value on Dec. 31, 2004	Coupon p.a.	Date of issue/ Maturity	Issue price	Subscrip- tion price
CAG Convertible loan*	Shares	0.5	0.1	6.750%	1999/06.2005	–	min. 10.20
CAG Convertible bond	Shares	400.0	400.0	1.625%	2004/05.2011	100%	51.0
CRoA Eurobond	–	500.0	234.3	5.250%	1999/07.2006	99.087%	–
CAG Eurobond	–	500.0	410.7	6.875%	2001/12.2008	99.462%	–
CRoA MTN Private placements		151.6	106.9	various	2001 various	100%	–
			1,152.0				

* Stock option plan for senior executives

Continental Rubber of America Corp. issued a eurobond in the principal amount of €500 million in 1999 in connection with the financing of an investment in North America. This bond was effectively converted to U.S. dollars through interest and currency swaps. In the fourth quarter, part of the bond, with a nominal value of €185.8 million, was bought back and cancelled, and the notional amount of corresponding interest rate and currency swaps was adjusted at the same time. For determining its book value, this bond has been treated like a bond denominated in U.S. dollars.

The €500 million eurobond was issued by Continental AG in 2001 under its €1.5 billion euro medium term note program (MTN). This bond contains a covenant to temporarily increase the interest rate by 1.75% p.a. in the event that Continental AG no longer has a rating from two rating agencies or the rating for its non-subordinated unsecured liabilities drops to BB+ or lower (or Ba1 or lower, respectively). In the fourth quarter, Continental AG bought back and cancelled a nominal value of €87.8 million of the bond.

In May 2004, Conti-Gummi Finance B.V., with a guarantee from Continental AG, issued a €400 million convertible bond. This bond has an interest rate of 1.625% p.a.; the conversion price per share is €51.00.

The €250 million convertible bond of Continental AG from 1999 matured on October 25, 2004. 99.6% of the conversion rights were exercised, resulting in 9,685,028 shares. Conversion rights for 22,443 shares were not exercised.

Market values of bonds

	Interest terms fixed until	Book value on Dec. 31, 2004	Market value on Dec. 31, 2004	Book value on Dec. 31, 2003	Market value on Dec. 31, 2003
CAG Convertible loan	06.2006	0.1	0.1	0.2	0.3
CAG Convertible bond	10.2004	–	–	263.9	266.4
CGF	05.2011	400.0	411.7	–	–
CRoA Eurobond	07.2006	234.3	251.3	406.4	434.8
CAG Eurobond	12.2008	410.7	465.7	498.5	560.8
CRoA MTN Private placements	2006-2008	106.9	105.2	126.5	141.8
		1,152.0	**1,234.0**	**1,295.5**	**1,404.1**

The market values of the Company's indebtedness as of December 31, 2004 and 2003 were determined by discounting the future cash flow at the applicable interest rates for comparable instruments with the same remaining term to maturity, after adjustment for the market value of related cross-currency swaps. For all other original financial instruments, the book value is equivalent to the market value.

Breakdown of financing commitments from banks

Company*	Type	Amount in € millions	Value on Dec. 31, 2004 in € millions	Interest	Maturity
CAG, CRoA	Syndicated euroloan	1,500.0	0.0	variable	2008
CAG	Promissory loan	20.0	20.0	5.66%	2005
CUK, CAG	Syndicated euroloan	42.3	21.2	variable	2006
CRoA	Long-term bank loan	22.0	22.0	5.13%	2006
CRoA	Long-term bank loan	22.0	22.0	6.09%	2007
CM	Long-term bank loan	18.1	18.1	5.07 - 6.17%	2007
Conti Mabor	Long-term bank loan	40.0	40.0	2.50%	2011
Phoenix AG	Long-term bank loan	15.0	15.0	variable	2005
Phoenix AG	Long-term bank loan	30.0	30.0	6.05%	2006
Phoenix AG	Long-term bank loan	20.0	20.0	5.33%	2007
Phoenix AG	Promissory loan	70.0	70.0	variable	2006
Various bank lines		1,243.3	199.9	variable	mainly < 1 year
Financing commitments from banks		**3,042.7**			
Bank loans and overdrafts			**478.2**		

* Please see next page for explanations of company names.

At the end of the year, credit lines amounting to €2,564.5 million (2003: €2,220.7 million) were still available, €1,521.1 million (2003: €1,558.2 million) of which relate to long-term credit lines.

In 2004, Continental Corporation made use of its commercial paper program and its various bank lines to meet short-term capital requirements.

Explanations of company names

CUK, Continental UK Group Holdings Ltd., West Drayton, United Kingdom

CAG, Continental Aktiengesellschaft, Hanover, Germany

CRoA, Continental Rubber of America Corp., Wilmington, Delaware, U.S.A.

CM, Continental Matador s.r.o., Púchov, Slovak Republic

Conti Mabor, Continental Mabor Indústria de Pneus S.A., Lousado, Portugal

Phoenix AG, Phoenix Aktiengesellschaft, Hamburg, Germany

CGF, Conti Gummi Finance B.V. Amsterdam, Netherlands

The indebtedness of €1,834.4 million will mature within the next five years and thereafter as follows:

Maturity of financial liabilities in € millions	2005	2006	2007	2008	2009	thereafter
Total indebtedness	357.2	476.7	74.3	440.2	50.4	435.6

The maturities in 2005 are based on the assumption that the convertible loan valued at €0.1 million as of December 31, 2004 will be repaid in June 2005.

Maturity of lease liabilities in € millions	2005	2006	2007	2008	2009	thereafter
Lease liabilities	4.2	3.3	2.8	2.8	38.8	17.7

22. Other Liabilities

in € millions	December 31, 2004			December 31, 2003		
	Total	thereof < 1 year	thereof > 5 years	Total	thereof < 1 year	thereof > 5 years
Accounts payable to associates and affiliates	18.6	18.6	–	13.6	13.6	–
Liabilities for personnel expenses, social security, vacation, severance and workers' compensation	381.8	359.5	–	309.6	309.6	–
Liabilities for selling expenses	229.0	229.0	–	227.9	227.9	–
Liabilities for VAT and other taxes	95.0	95.0	–	55.2	55.2	–
Other liabilities	129.7	120.7	–	102.6	99.7	0.4
	854.1	**822.8**	**–**	**708.9**	**706.0**	**0.4**

Other Disclosures

23. Litigation and Compensation Claims

Various lawsuits, official investigations, administrative proceedings, and other claims against group companies are pending, or may be initiated or asserted in the future. In Continental's opinion, these pending claims are proceedings that, apart from those detailed below in connection with the shut-down of the plants in Herstal, Belgium, and in Guadalajara, Mexico, as well as legal actions taken to challenge the resolutions of the Special Shareholders' Meeting of Phoenix AG, are related to the Corporation's normal business.

These claims include in particular claims brought against our U.S. subsidiaries for property loss, personal injury, and death allegedly caused by faults in our products. Claims for material and non-material damages are being asserted, and in some cases punitive damages. The outcome of individual proceedings, which are generally decided by a lay-person jury in a court of first instance, cannot be predicted with certainty. No assurance can be given that Continental will not incur substantial expenses as a result of the final judgments or settlements in some of these cases, or that these amounts will not exceed any accruals set up for these claims. As from 2002, we significantly increased the deductible in our insurance coverage for such product liability risks at our U.S. companies, after market developments in the industrial insurance sector led to large increases in premiums. Some subsidiaries in the U.S.A. are exposed to relatively limited claims for damages from supposed health injuries allegedly caused by products containing asbestos.

In connection with the closure of tire manufacturing operations at the Herstal facility belonging to Continental Benelux S.A., a large number of former employees have brought cases against this company and its Board of Directors before the Commercial and Labor courts in Liège, Belgium. They are seeking material and non-material damages, claiming that the company violated company law, labor law and co-determination law. The Liège Commercial Court dismissed the claim in the first instance. We expect the plaintiffs to appeal against this ruling. The Liège Labor Court has partially recognized some of the claims in the first instance. The Company has appealed against this decision. It will probably take some time before final decisions are reached.

A number of proceedings were pending at Mexican courts and authorities due to the shut-down of the Guadalajara plant belonging to our subsidiary Compañía Hulera Euzkadi, S.A. de C.V. (Euzkadi). Firstly, the plant trade union SNRTE petitioned for the strike called against the shut-down to be officially recognized. Secondly, a large number of former hourly-paid workers had brought claims against Euzkadi for alleged unfair dismissal. In January 2005, Euzkadi, the trade union, and the former employees reached a settlement. Under this settlement, the employees accepted the severance payments deposited by Euzkadi back in 2001 and waived any further claims. In return, Euzkadi has transferred the plant to a joint venture founded by a cooperative of former Euzkadi employees together with a Mexican tire trading company.

Several minority shareholders of Phoenix AG have brought actions to challenge the resolutions passed at the Special Shareholders' Meeting of the company held on December 28, 2004 for approval of a management and profit and loss pooling agreement and a merger agreement with ContiTech AG. Continental and Phoenix believe these claims to be unjustified. The length of these proceedings cannot be predicted with certainty.

The outcome of the pending cases or potential cases brought against group companies in the future may, individually or as a whole, have a material effect on Continental's results. However, in view of the existing accruals, the obligations that may potentially result from such pending cases will not, in our opinion, have a material effect on the Corporation's net assets.

24. Commitments and Contingencies

in € millions	Dec. 31, 2004	Dec. 31, 2003
Contingent liabilities on bills of exchange	32.8	72.7
Liabilities on guarantees	56.3	56.6
Liabilities on warranties	3.2	4.6
Other commitments	16.9	16.3
	109.2	**150.2**

The commitments and contingencies relate primarily to guarantees for the liabilities of unconsolidated associated companies and third parties, as well as to contractual warranties relating to joint ventures.

Continental may be subject to obligations relating to environmental issues under governmental laws and regulations, or as a result of various claims and proceedings that are pending or that might be asserted or initiated against it. Estimates of future expenses in this area are naturally subject to many uncertainties, such as the enactment of new laws and regulations, the development and application of new technologies, and the identification of contaminated land or buildings for which Continental is legally liable.

Continental conducts recall and voluntary exchange actions, for products it has sold, as prescribed by law or deemed necessary and appropriate, in order to ensure customer satisfaction and compliance with its own safety standards. The Corporation's warranty accruals also include the estimated expenses for such measures. Estimates of expected expenses are primarily based on previous experience and are inevitably subject to numerous uncertainties, such as the enactment of new laws and regulations, the number of products affected or the type of measures to be taken, which could necessitate adjustments to the recognized accruals. No assurance can be given that the actual expenses will not exceed existing accruals by presently undeterminable amounts. However, although the potential expenses could have a material effect on Continental's results, the probable amounts have been adequately provided for, and therefore in our opinion, the settlement of these obligations will not have a material effect on the Corporation's overall net assets.

In 2004, expenses for operating leases and rental agreements amounted to €100.8 million (2003: €101.5 million).

Future liabilities relating to operating leases and rental agreements with an original or remaining term of more than one year as of December 31, 2004 for which the Corporation is not the beneficial owner, and for which the related assets are therefore not recognized as property, plant, and equipment, amount to:

Operating leases and rental agreements in € millions	2005	2006	2007	2008	2009	thereafter
	110.9	101.0	57.6	45.0	36.9	170.7

Open purchase commitments for property, plant, and equipment amounted to €119.6 million (2003: €65.8 million).

25. Financial Instruments

a) Interest rate and currency management
Continental groups its subsidiaries' actual and expected foreign currency payments worldwide, for currency management purposes. These payments represent the Corporation's transaction exposure and are measured as the net cash flow per currency on a rolling 12-month forward basis.

The following hedging instruments are used to manage exposure as part of currency management:

Spot exchange transactions, currency forwards, currency swaps, and currency options
The selection and use of instruments depends on the purpose of the relevant hedge. Traditional as well as modified or structured forms are used. The use of instruments is restricted to exposures included in the financial risk management system that are capable of being marked to market daily. Hedging instruments are also covered by policies and guidelines, and the adherence is regularly examined by internal audits. They may not exceed 30% of the 12-month exposure without the express permission of the Executive Board. In addition, strict stop-loss rules substantially restrict the possibility of losses. The currency committee convenes weekly to review and initiate hedging measures.

Interest rate instruments
Particularly, forward rate agreements, interest rate futures, interest rate swaps, interest rate options, and cross-currency swaps are used for interest management, primarily to manage interest rate risks from floating-rate liabilities and to optimize financing costs. Here, as well, policies and guidelines cover our interest rate management activities.

b) Market value and hedge accounting
Changes in the market value of currency forwards and currency swaps are measured on the basis of the spot exchange rates at the balance sheet date, including forward premiums and discounts based on the maturity of the transactions, rather than the contracted forward exchange rates.

For interest rate swaps, the future cash flows are discounted at the balance sheet date using the market interest rates that apply to the remaining term of the contracts. Values determined at the balance sheet date may differ significantly from the values subsequently realized on the market due to various factors.

In the case of highly effective hedges, Continental applies hedge accounting as specified by FAS 133. In the case of cash flow hedges, changes in the market value of the derivatives are taken directly to other comprehensive income until the underlying hedged item is recognized. This relates to ten interest rate swaps and cross-currency swaps with a total market value of €2.3 million at the balance sheet date, which were used to hedge interest and exchange rate risks from issued bonds.

The Corporation does not hold any embedded derivative instruments which require separate recognition, such as contractual payment terms in currencies other than the functional or typical trading currency.

The market value of derivatives accounted for as other comprehensive income changed as follows:

in € millions	Jan. 1, 2004	Additions	Reversals	FX*	Dec. 31, 2004
Market value	- 15.0	–	11.2	1.5	- 2.3
Deferred taxes	5.9	–	- 3.8	- 0.5	1.6
Accumulated other comprehensive income	- 9.1	–	7.4	1.0	- 0.7

* Foreign currency translation

The notional amounts and market values of all derivatives at the balance sheet date amount to:

in € millions	Dec. 31, 2004		Dec. 31, 2003	
	Notional amount	Market value	Notional amount	Market value
Currency forwards	480.9	4.2	513.4	- 1.3
Interest rate swaps	125.0	- 2.4	45.6	- 4.3
Interest rate/currency swaps	414.2	113.0	600.0	111.5
Interest rate caps	181.6	0.5	197.8	1.6

The currency hedges that existed at December 31, 2004, were entered into in the last quarter of the year. The interest and currency derivates have maturities corresponding to the underlying transactions, in particular, bonds.

The Corporation is exposed to counterparty risks arising from the breach of contractual obligations by its contractual partners. Our partners are generally prime-rated domestic and international banks. The ongoing monitoring of their creditworthiness includes published counterparty ratings. Continental is not exposed to any material risks in relation to potential dependence on individual counterparties. The general counterparty risks arising from the derivatives are not deemed to be significant.

26. Segment Reporting

The internal organizational structure of the Corporation is described below:

Automotive Systems. The Automotive Systems division principally comprises Continental Teves and Conti Temic. It develops and manufactures electronic and hydraulic brake systems, adaptive cruise control systems, as well as air suspension and sensor systems, among other things.

Passenger and Light Truck Tires. The Passenger and Light Truck Tires division produces and distributes tires for passenger vehicles, light trucks and the two-wheel (motorbike and bicycle) business. This division also runs the Corporation's own tire retail companies.

Commercial Vehicle Tires. The Commercial Vehicle Tires division is responsible for the production and distribution of tires for trucks, pick-ups, as well as industrial and off-the-road vehicles.

ContiTech. Following the acquisition of Phoenix, the ContiTech division is organized into nine global units (previously eight) which are principally active in the automobile industry, the rail and printing industries, and in mining and mechanical and plant engineering.

Other. This comprises directly managed subsidiaries and affiliates, such as holding, financing, and insurance companies. The segment also includes the holding function of Continental AG and consolidating sales eliminations between divisions. It also contains the effects on earnings of uncertain risks, particularly those in connection with contractual and similar claims and obligations representing, among other things, risks from investments currently not assignable to the individual operating units.

Internal control and reporting within the Continental Corporation is based on U.S. GAAP as described in Note 1. The Corporation measures the success of its segments on the basis of their operating result (EBIT). This is expressed as the return on sales (ROS) in relation to product sales, and as the return on capital employed (ROCE), which represents EBIT as a percentage of operating assets. Inter-segment sales and revenue are at arm's-length prices. Sales are allocated geographically according to the region in which the sold product is delivered.

27. Data by Region

in € millions	Germany	Rest of Europe	North America	Asia	Other countries	Continental Corporation
2004 sales	**4,187.0**	**4,728.0**	**2,494.7**	**864.7**	**323.0**	**12,597.4**
2003 sales	3,807.5	3,975.1	2,588.8	584.5	578.5	11,534.4
Number of employees at Dec. 31, 2004	**31,808**	**25,469**	**11,759**	**7,948**	**3,602**	**80,586**
Number of employees at Dec. 31, 2003	27,591	22,236	10,152	5,568	3,282	68,829
Fixed assets at Dec. 31, 2004[1]	**2,221.1**	**1,378.7**	**683.1**	**193.4**	**127.2**	**4,603.5**
Fixed assets at December 31, 2003[1]	2,024.2	1,219.2	756.1	177.6	111.1	4,288.2

[1] excluding investments

Sales by customer in € millions	2004	%	2003	%
A	1,594.3	12.8	1,593.7	13.8
B	1,430.0	11.5	1,357.9	11.8
C	1,265.4	10.2	1,238.8	10.7

As in the previous year, three customers individually account for more than a 10% share of total consolidated shares.

28. Earnings per Share

The earnings per share have been determined as shown below:

in € millions/millions of shares	2004	2003
Consolidated net income	673.8	314.0
Weighted average number of shares issued	138.1	132.7
Basic earnings per share	**4.88**	**2.37**
Consolidated net income	673.8	314.0
Interest savings on convertible bonds and bonds with warrants, net of taxes	2.0	4.9
Diluted net income	675.8	318.9
Weighted average number of shares issued	138.1	132.7
Dilution effect from the potential conversion of options	7.8	9.7
Dilution effect from stock option plans	0.4	–
Diluted weighted average number of shares	146.3	142.4
Fully diluted earnings per share	**4.62**	**2.24**

29. German Corporate Governance Code/Declaration in Accordance with Section 161 AktG

The declaration required in accordance with section 161 of the *Aktiengesetz* (German Stock Corporation Act) was issued by the Executive Board and the Supervisory Board on December 17, 2004 and made available to our shareholders on our website under www.conti-online.com.



Corporate Governance
Report of the Supervisory Board
The Supervisory Board
The Executive Board
Continental Corporation – Ten-Year Review
Glossary
Financial Calendar
Contact Details and Acknowledgements



was the year Continental-Caoutchouc- und Gutta-Percha Compagnie was founded in Hanover. The products manufactured included soft rubber goods, rubberized fabrics and solid tires for carriages and bicycles. Today, Continental's product range includes high-tech tires, brake and safety systems, powertrain and chassis control systems, electric drives, air suspension systems for trucks and high-speed trains, hose lines and molded parts. Continental stands for 134 years of research and development.

Corporate Governance

Corporate governance, i.e., the management and supervision of Continental AG and the Continental Corporation, is the responsibility of the Shareholders' Meeting, the Supervisory Board, and the Executive Board of Continental AG, as specified by the law and our Articles of Incorporation. All corporate bodies were again involved in corporate governance in 2004.

1. Corporate bodies

Shareholders exercise their rights, including their voting rights, in the Shareholders' Meeting. Each Continental AG share entitles the holder to one vote. Shares conferring multiple or preferential voting rights, or limitations on voting rights, do not exist.

The Executive Board has sole responsibility for the management of the Company. The members of the Executive Board share responsibility for corporate management. The Chairman of the Executive Board is responsible for the Company's overall management and business policy. He ensures consistent management by the Executive Board and coordinates the work of the members of the Executive Board.

The Supervisory Board appoints, supervises, and advises the Executive Board, and is directly involved in decisions of material importance to the Company. The Chairman of the Supervisory Board coordinates the work of the Supervisory Board. He is in regular contact with the Executive Board, and in particular with its Chairman, with whom he discusses the Company's strategy, business development, and risk management.

2. The Supervisory Board and its committees

The Supervisory Board comprises 20 members, as required by the *Mitbestimmungsgesetz* (German Co-determination Act) and the Company's Articles of Incorporation. Half the members of the Supervisory Board are elected by the Shareholders' Meeting, while the other half are elected by the employees of Continental AG and its German dependant companies. The Chairman of the Supervisory Board, who represents the shareholders, has the casting vote in the case of a tie in the Supervisory Board. Both the shareholder representatives and the employee representatives have an equal duty to act in the interest of the Company. Further information on the members of the Supervisory Board is provided on pages 109 and 110 of this Annual Report.

The Supervisory Board has drawn up By-Laws for itself, which supplement the law and the Articles of Incorporation with more detailed provisions including provisions on the duty of confidentiality, on handling conflicts of interest, and on the Executive Board's reporting obligations.

The Supervisory Board currently has three committees: The Chairman's Committee, the Audit Committee, and the Mediation Committee. The members of the committees are listed on page 110.

The Chairman's Committee comprises the Chairman of the Supervisory Board, his Deputy, and the two other members of the Mediation Committee to be formed in line with section 27 (3) of the *Mitbestimmungsgesetz*. In particular, the Chairman's Committee is responsible for concluding, terminating, and amending the employment contracts (and hence also for compensation arrangements) and other agreements with members of the Executive Board.

The Audit Committee consists of two shareholder representatives and two employee representatives. The Committee's tasks relate to the Company's accounting and the audit of the financial statements. In particular, the Committee performs a preliminary examination of the annual financial statements of Continental AG, as well as the consolidated financial statements and the risk management system, and makes its recommendation to the plenary session of the Supervisory Board, which then passes resolutions pursuant to section 171 (1) of the *Aktiengesetz* (German Stock Corporation Act). The Committee discusses the Company's draft interim reports, and is responsible for assuring the auditors' independence, for engaging the auditors, for determining the focus of the audit, and for agreeing on the fee. Previous members of the Company's Executive Board and the Chairman of the Supervisory Board may not act as Chairman of the Audit Committee.

The sole task of the Mediation Committee is to perform the responsibilities set forth in section 31 (3) sentence 1 of the *Mitbestimmungsgesetz*. If a candidate for appointment to the Executive Board does not achieve the statutory two-thirds majority in the first ballot, the Mediation Committee must make a recommendation regarding the appointment.

The Supervisory Board's report on its work and the work of its committees in fiscal 2004 is located on pages 107 and 108.

3. The Executive Board

The Executive Board currently has six members. Further information on the members and their responsibilities can be found on page 111.

The responsibilities of the Chairman and the other members of the Executive Board are laid down in the By-Laws of the Executive Board. These regulate which key matters pertaining to the Company and its subsidiaries require a decision to be made by the Executive Board. Article 14 of the Articles of Incorporation determines the management matters for which the Executive Board requires the approval of the Supervisory Board.

4. Compensation of the Executive Board

The Chairman's Committee of the Supervisory Board is responsible for agreeing on the compensation of the Executive Board. The plenary session of the Supervisory Board discusses the structure of the compensation system on the recommendation of the Chairman's Committee, and reviews it regularly.

The compensation of the members of the Executive Board consists of the following basic components:

Each member of the Executive Board receives a fixed annual remuneration, which is payable in twelve monthly installments.
In addition to this fixed annual remuneration, each member of the Executive Board receives variable compensation, which comprises

a) a dividend-related component and

b) another component dependent on the achievement of personal annual goals tied to the development of the Corporation's specific key performance indicators, which is limited to no more than 70% of the fixed annual remuneration.

In addition, the members of the Executive Board were granted stock options as part of the 1999 and 2004 stock option plans.

The remuneration of each individual member of the Executive Board for 2004, broken down into fixed and variable components (including the amount and value of the subscription rights granted under stock option plans) is disclosed in Note 4 to the consolidated financial statements (page 73). The details of the stock option plans are described in Note 17 to the consolidated financial statements (page 74).

5. Accounting

The Continental Corporation is applying United States Generally Accepted Accounting Principles (U.S. GAAP) for the last time in its 2004 financial statements. Starting in 2005, the Corporation will apply the International Financial Reporting Standards (IFRS). More detailed information on U.S. GAAP and the IFRS is provided in this Annual Report from page 61 onwards. The annual financial statements of Continental AG are prepared in accordance with the *Handelsgesetzbuch* (HGB – German Commercial Code).

6. Risk management

A Corporation-wide risk management system provides early warning of developments that could endanger the continued existence of the Company, as well as allowing it to exploit potential opportunities. Details can be found from page 45 onwards.

7. Transparency

Continental regularly reports to shareholders, analysts, shareholders' associations, the media, and interested members of the public on its position and on significant developments in the Corporation. All shareholders have equal access to information. All new information communicated to financial analysts and similar addressees is made available to shareholders without delay. The Internet in particular is used to guarantee the timely and even-handed provision of information to shareholders and investors. The dates of key regular events (annual reports, interim reports, Annual Shareholders' Meetings, and press and analyst conferences) are announced in good time in the Company's Financial Calendar. The dates already set for 2005 and 2006 can be found on the rear flap and on the Company's website.

8. Continental AG's Corporate Governance Principles
The Supervisory Board and Executive Board resolved the introduction of the "Corporate Governance Principles of Continental AG" in 2002. These are closely modeled on the German Corporate Governance Code, and are published on the Internet at www.conti-online.com. Together with The Basics, which we have long used to lay down our corporate goals and guidelines, and our Code of Conduct, these Principles form an essential part of the framework for responsible corporate management and control that is aimed at adding value in the long term. The Supervisory Board and the Executive Board consider themselves bound by the Corporate Governance Principles.

The Corporate Governance Principles were again discussed by the Supervisory Board and the Executive Board in 2004. The discussions focused in particular on disclosing individual compensation details of the Executive Board and the Supervisory Board.

9. Declaration in accordance with section 161 of the *Aktiengesetz* and deviations from the German Corporate Governance Code
In December 2004, the Executive Board and the Supervisory Board issued their annual declaration in accordance with section 161 of the *Aktiengesetz*. This stated that the Company has complied and will comply with the recommendations made by the "Government Commission on the German Corporate Governance Code" published by the German Federal Ministry of Justice in the official part of the electronic Federal Gazette (*Bundesanzeiger*), and indicated which recommendations have not been or will not be applied. The declaration was made permanently available to shareholders on Continental's website. In Continental AG's Corporate Governance Principles, the Executive Board and the Supervisory Board have undertaken to explain not only deviations from the recommendations made by the Code, but also any deviations from its suggestions.

a) Deviations from recommendations
Section 4.2.3 (2) sentence 4 and (3): The 1996 and 1999 stock option plans (see pages 82 and 83 for more information) do not provide for any limitation in the case of extraordinary, unforeseen developments. As these plans have already been fully utilized, it did not seem sensible to subsequently agree on such a cap. The stock option plan resolved by the Annual Shareholders' Meeting on May 14, 2004 will provide for a cap.

Section 4.2.4 sentence 2 and section 5.4.5 (3): In the past, the Company did not disclose the compensation of individual members of the Executive Board and the Supervisory Board in the Notes to the consolidated financial statements. The Executive Board and some members of the Supervisory Board are still of the opinion that disclosure of the compensation of each individual member of the Executive Board and the Supervisory Board does not give shareholders and investors any relevant additional information, compared with the disclosure of total remuneration broken down into fixed and variable components. However, in response to wishes expressed by the public, the Executive Board and the Supervisory board have now resolved to put the privacy rights of the members of our corporate bodies second and disclose their compensation on an individual basis.

b) Deviations from suggestions
Section 2.3.4: To date, the Company has not given shareholders the opportunity to follow the Annual Shareholders' Meeting using communication media such as the Internet. Although our Articles of Incorporation permit the use of electronic media to transmit some or all of the Annual Shareholders' Meeting, we do not think that the benefit to shareholders currently justifies the costs associated with such use.

Section 5.1.2 (2) sentence 1: Recently, first-time appointments of new members of the Executive Board have been for a term of office of five years. The Supervisory Board considered this to be necessary and in the interests of the Company, in order to enable the Company to attract candidates who meet the high requirements for these positions.

Section 5.4.4: All members of the Supervisory Board are elected at the same time for the same term of office. There are no staggered terms, and we believe that this helps ensure the continuity of the Supervisory Board's work. To date, any changes required have been addressed by other means.

Hanover, March 2005

Continental AG

The Supervisory Board | The Executive Board

Dear Shareholders,



Dr. Hubertus von Grünberg
Chairman of the Supervisory Board

The Supervisory Board of Continental AG continued to regularly monitor the work of the Executive Board and the Company's management in fiscal year 2004 and provided advice where appropriate. Its activities were based on the regular, up-to-date, and comprehensive reports provided by the Executive Board on strategy, developments, and key business events at both the Company and the Corporation, as well as on related opportunities and risks. These were supplemented by information provided and discussions held in the Supervisory Board plenary meetings, the meetings of the Chairman's Committee and the Audit Committee, and by separate discussions. The members of the Supervisory Board were also available for consultation by the Executive Board outside the meetings. In addition, the Chairman of the Supervisory Board and the Chairman of the Executive Board were in regular contact and exchanged information and ideas.

The Supervisory Board held four regular meetings in the year under review. In addition, the Supervisory Board held discussions and passed a resolution by telephone conference on two occasions. No member missed more than half of these meetings. The Chairman's Committee met seven times and the Audit Committee four times in 2004. The permanent committee required under section 27 (3) of the *Mitbestimmungsgesetz* (MitbestG – German Co-determination Act) was not required to meet. No other committees exist.

Supervisory Board discussions repeatedly addressed the Corporation's and individual divisions' strategic development and orientation. Key events were the public takeover offer for the shares of Phoenix AG, and, after the bid was successful, the measures taken to merge it with ContiTech, addressed at several meetings. We also held in-depth discussions of the development of the tire business in North America. In the context of corporate governance, we analyzed the results of a survey of members regarding the efficiency of the Supervisory Board and subsequently defined appropriate actions. In addition, the Supervisory Board resolved at its December meeting to disclose the compensation of Executive Board and Supervisory Board members on an individual basis in the future.

The discussions held by the Supervisory Board plenary meetings and the Audit Committee regularly covered ongoing, detailed information on sales, earnings, and employment developments at Corporate and divisional level and the Company's financial situation. Business developments which deviated from the Company's plans and defined targets were also discussed.

In addition, the material risks included in the risk management system were presented in the Audit Committee along with the corresponding measures resolved by the Executive Board. The Audit Committee discussed the results for the individual quarters and the outlook for the year as a whole before publication of the relevant interim reports. The Committee also continued to advise on the conversion to the new International Financial Reporting Standards (IFRS) in 2005. In the meeting in December 2004, the Supervisory Board discussed the financial and capital expenditure planning for fiscal year 2005 and the long-term planning for the period up to 2007. It also approved the budget for 2005.

KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, audited the annual financial statements for 2004 prepared by the Executive Board and the management report for Continental AG, including the bookkeeping and the risk management system. An unqualified audit opinion was issued. The consolidated financial statements of Continental AG were prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). They were supplemented by a group management report and additional notes in accordance with section 292a of the *Handelsgesetzbuch* (HGB – German Commercial Code). Under section 292a of the *Handelsgesetzbuch*, the current U.S. GAAP consolidated financial statements exempt the Company from the obligation to prepare consolidated financial statements under German law. The consolidated financial statements according to U.S. GAAP and the group management report submitted were also issued with an unqualified audit opinion.

With regard to the risk management system, the auditor has declared that the Executive Board has taken the measures required under section 91 (2) of the *Aktiengesetz* (AktG – German Stock Corporation Act) and that the Company's risk management system is suited to recognize risks early on that could threaten the continued existence of the Company.

The documents relating to the annual financial statements and the audit reports were discussed with the Executive Board and the auditor in the Audit Committee meeting on March 18, 2005. They were also discussed at length at the meeting of the Supervisory Board on March 30, 2005. The documents were distributed in due time prior to these meetings so that there was sufficient time to examine them. The auditor was present at the meetings to discuss the annual financial statements and the consolidated financial statements. He reported on the key findings of the audit and was available to provide supplementary information to the Supervisory Board.

The Supervisory Board endorsed the results of the audit by the auditor on the basis of its own examination of the annual financial statements, the consolidated financial statements, the management report, the group management report, and the proposal for the distribution of net income, as well as on the basis of the Audit Committee's report and recommendation. No objections were made. The Supervisory Board approved the annual financial statements and the consolidated annual statements. The annual financial statements are thereby adopted. The Supervisory Board has approved the proposal for the appropriation of net income made by the Executive Board.

A number of changes occurred in the Supervisory and Executive Boards in the period under review. The term of office of the previous Supervisory Board ended at the close of the Annual Shareholders' Meeting on May 14, 2004. For reasons of age, Prof. Dr.-Ing. E.h. Werner Breitschwerdt is not among the newly elected shareholder representatives on the Supervisory Board. The Supervisory Board and the Company would like to thank Prof. Breitschwerdt for his many years of active support and advice. In his place, the Shareholders' Meeting elected Prof. Dipl.-Ing. Jürgen Stockmar, Managing Director of Magna Education and Research GmbH & Co KG.

As of the end of their term of office, employee representative Mr. Richard Köhler, Deputy Chairman of the Supervisory Board since 1999, as well as Ms. Heidemarie Aschermann, Mr. Karl-Heinz Hilker and Mr. Werner Mierswa resigned from their positions on the Supervisory Board. The Supervisory Board and the Company would also like to thank them for the substantial contribution that they have made to Continental over the years. The following new employee representatives have been elected: Mr. Dirk Nordmann, Chairman of the Employee Council for the Vahrenwald Plant, Mr. Jörg Schönfelder, Chairman of the Employee Council for the Korbach Plant, Mr. Jörg Schustereit, Chairman of the Employee Council for the Northeim Plant and Mr. Erwin Wörle, Chairman of the Employee Council for the Ingolstadt Plant.

On August 31, 2004, Dr. Wolfgang Ziebart, until then Deputy Chairman of the Executive Board and responsible for the Automotive Systems division, left the Company to become Chief Executive Officer of Infineon Technologies AG. During his time at Continental, Dr. Ziebart made a substantial contribution to the continued expansion and success of the division for which he was responsible. We would like to thank him and wish him all the best in his new role. As of October 1, 2004, the Supervisory Board appointed Dr. Karl-Thomas Neumann as Dr. Ziebart's successor. Dr. Neumann was, until then, head of the Electrics and Electronics unit of the Volkswagen group of brands and responsible Groupwide for electronic modules.

The Supervisory Board would like to thank the Executive Board, all employees, and the employee representatives for their responsible approach and high level of commitment. They have achieved excellent results despite an ongoing difficult environment. We would like to thank you, our shareholders, for the trust you have placed in the Company.

Hanover, March 2005

Yours sincerely,



Dr. Hubertus von Grünberg
Chairman of the Supervisory Board

The Supervisory Board

Members of the Supervisory Board of Continental AG

Memberships of other statutory Supervisory Boards and of comparable controlling bodies of companies in Germany and abroad in accordance with section 285 no. 10 of the *Handelsgesetzbuch* (HGB – German Commercial Code):

Companies with no country specified are located in Germany.

Dr. Hubertus von Grünberg, Chairman
Member of various Supervisory Boards
Allianz Versicherungs-AG, Munich; Deutsche Telekom AG, Bonn; MAN Aktiengesellschaft, Munich; Schindler Holding AG, Hergiswil, Switzerland

H. Peter Hüttenmeister*, Deputy Chairman (since May 14, 2004)
Northern Region Manager, IG BCE (Union of Mining, Chemical and Energy Industries)
Deutsche Shell GmbH, Hamburg (since May 5, 2004); Deutsche Shell Holding GmbH, Hamburg (since June 11, 2004); DuPont Performance Coatings GmbH & Co. KG, Wuppertal; Mitteldeutsche Sanierungs- und Entsorgungsgesellschaft GmbH (MDSE), Bitterfeld; SDH Beteiligungsgesellschaft mbH, Hamburg (since May 1, 2004)

Richard Köhler*, Deputy Chairman
Chairman of the Corporate Employee Council, Deputy Chairman of the Employee Council for the Korbach Plant, and Chairman of the European Employee Council
(Member of the Supervisory Board until May 14, 2004)

Heidemarie Aschermann*, Member of the Employee Council for the Northeim Plant
(Member of the Supervisory Board until May 14, 2004)

Dr. h.c. Manfred Bodin, Member of various Supervisory Boards
Bankgesellschaft Berlin AG, Berlin; Berlin-Hannoversche Hypothekenbank AG, Hanover-Berlin; Bremer Landesbank Kreditanstalt Oldenburg – Girozentrale –, Bremen**; DekaBank Deutsche Kommunalbank, Frankfurt/Main; LBS Norddeutsche Landesbausparkasse Berlin-Hannover, Hanover/Berlin** (Chairman); LHI Leasing GmbH, Munich (Chairman); MHB Mitteleuropäische Handelsbank AG Deutsch-Polnische Bank, Frankfurt/Main (Chairman); Provinzial Lebensversicherung Hannover, Hanover; NORD/LB Luxembourg S.A., Luxembourg** (Chairman); Skandifinanz AG, Zurich, Switzerland** (all until June 30, 2004); CeWe Color Holding AG, Oldenburg

Dr. Diethart Breipohl, Member of various Supervisory Boards
Allianz AG, Munich; Beiersdorf AG, Hamburg; Karstadt-Quelle AG, Essen; KM Europa Metal AG, Osnabrück (Chairman); Banco Popular Español, Madrid, Spain (until April 20, 2004); BPI Banco Portugues de Investimento, Porto, Portugal (until April 21, 2004); Crédit Lyonnais, Paris, France; EULER & Hermes, Paris, France; Les Assurances Générales de France (AGF), Paris, France

Prof. Dr.-Ing. E.h. Werner Breitschwerdt, Consultant
Ed. Züblin AG, Stuttgart; MTU Motoren- und Turbinen-Union Friedrichshafen GmbH, Friedrichshafen; Daimler-Chrysler of South Africa (Pty.) Ltd., Pretoria, South Africa; Mercedes-Benz USA, Montvale, U.S.A.
(Member of the Supervisory Board until May 14, 2004)

Michael Deister*, Deputy Chairman of the Employee Council for the Stöcken Plant

Dr. Michael Frenzel, Chairman of the Executive Board of TUI AG
AXA Konzern AG, Cologne; Deutsche Bahn AG, Berlin (Chairman); E.ON Energie AG, Munich; Hapag-Lloyd AG, Hamburg** (Chairman); Hapag-Lloyd Flug GmbH, Hanover** (Chairman): ING BHF Bank AG, Frankfurt/Main (until Dec. 31, 2004); ING BHF Holding AG, Frankfurt/Main (until Dec. 31, 2004); Norddeutsche Landesbank, Hanover; TUI Beteiligungs AG, Hamburg** (Chairman) (since July 1, 2004); TUI Deutschland GmbH, Hanover** (Chairman); Volkswagen AG, Wolfsburg; Preussag North America, Inc., Greenwich, U.S.A.** (Chairman); TUI China Travel Co., Ltd., Beijing, China**

Prof. Dr.-Ing. E.h. Hans-Olaf Henkel, President of Leibniz-Gemeinschaft
Bayer AG, Leverkusen; DaimlerChrysler Aerospace AG, Munich; Deutsche Industriebank AG (IKB), Düsseldorf (until May 10, 2004); SMS GmbH, Düsseldorf; Orange SA, Paris, France; Ringier AG, Zofingen, Switzerland; Brambles Industries Ltd., Sydney, Australia (since Jan. 1, 2005)

Karl-Heinz Hilker*, Electrician
Former Chairman of the Employee Council for the Vahrenwald Plant and Deputy Chairman of the Joint Employee Council
(Member of the Supervisory Board until May 14, 2004)

Gerhard Knuth*, Deputy Chairman of the Employee Council for the Gifhorn Plant, Chairman of the Joint Employee Council of Continental Teves AG & Co. oHG, and First Deputy Chairman of the Corporate Employee Council

Hartmut Meine*, District Manager of IG Metall (Metalworkers' Union) for Lower Saxony and Saxony-Anhalt
KM Europa Metal AG, Osnabrück

Werner Mierswa*, Commercial Employee, Former Chairman of the Employee Council for Continental's Headquarters and Chairman of the Joint Employee Council
(Member of the Supervisory Board until May 14, 2004)

Dirk Nordmann*, Chairman of the Employee Council for the Vahrenwald Plant, ContiTech Antriebssysteme GmbH
(Member of the Supervisory Board until May 14, 2004)

Jan P. Oosterveld, Member of various Supervisory Boards
AtosOrigin S.A., Paris, France (since Jan. 22, 2004); Barco NV, Kortrijk, Belgium (since May 12, 2004); LG.Philips LCD Co., Ltd., Seoul, Korea (Chairman) (until March 31, 2004); Cookson Group Plc, London, UK (since June 15, 2004); Crucell NV, Leiden, The Netherlands (since June 3, 2004); LG.Philips Display Holding BV, Eindhoven, The Netherlands (until March 31, 2004); Philips Venture Capital Fund B.V., Eindhoven, The Netherlands** (until March 31, 2004); Philips Electronics China B.V., Eindhoven, The Netherlands** (until March 31, 2004)

Dr. Thorsten Reese*, Head of Corporate Quality & Environment

Jörg Schönfelder*, Chairman of the Employee Council for the Korbach Plant
(Member of the Supervisory Board since May 14, 2004)

Jörg Schustereit*, Chairman of the Employee Council for the Northeim Plant, ContiTech Transportbandsysteme
(Member of the Supervisory Board since May 14, 2004)

Prof. Dipl.-Ing. Jürgen Stockmar, Managing Director of Magna Education and Research GmbH & Co KG, Oberwaltersdorf, Austria
(Member of the Supervisory Board since May 14, 2004)

Fred G. Steingraber, Chairman Board Advisors, U.S.A.
Retired Chairman and CEO, A.T. Kearney
Elkay Manufacturing, Oak Brook, IL, U.S.A.; John Hancock Financial Trends Fund, Boston, MA, U.S.A.; Maytag Corporation, Newton, IA, U.S.A; 3i plc, London, UK

Dr. Bernd W. Voss, Member of various Supervisory Boards
Allianz Lebensversicherungs-AG, Stuttgart; Bankhaus Reuschel & Co., Munich (Chairman); Dresdner Bank AG, Frankfurt/Main; Hapag-Lloyd AG, Hamburg (since Feb. 15, 2005); OSRAM GmbH, Munich; Quelle AG, Fürth; TUI AG, Hanover (until Feb. 1, 2005); Wacker Chemie GmbH, Munich; ABB Ltd., Zurich, Switzerland

Dr. Ulrich Weiss, Member of various Supervisory Boards
BEGO Medical AG, Bremen; Heidelberger Zement AG, Heidelberg (until May 6, 2004); Benetton Group S.p.A., Ponzano, Treviso, Italy; Ducati Motor Holding S.p.A., Bologna, Italy

Dieter Weniger*, Trade Union Secretary, IG BCE *(Union of Mining, Chemical, and Energy Industries)*

Erwin Wörle*, Chairman of the Employee Council of Conti Temic microelectronic GmbH, Ingolstadt, and Deputy Chairman of the Supervisory Board of Conti Temic microelectronic GmbH, Nuremberg
(Member of the Supervisory Board since May 14, 2004)

Members of the Supervisory Board Committees
1. Chairman's Committee, and Mediation Committee required under section 27 (3) of the *Mitbestimmungsgesetz* (MitbestG – German Co-determination Act
Dr. Hubertus von Grünberg, Chairman of the Chairman's Committee; H. Peter Hüttenmeister; Gerhard Knuth (since May 14, 2004); Richard Köhler (until May 14, 2004); Dr. Ulrich Weiss

2. Audit Committee
Dr. Bernd W. Voss, Chairman; Michael Deister; Dr. Hubertus von Grünberg; Richard Köhler (until May 14, 2004); Dr. Thorsten Reese (since May 14, 2004)

* Employee representative
** Consolidated companies pursuant to section 100 (2) of the *Aktiengesetz* (AktG – German Stock Corporation Act)

The Executive Board

Members of the Executive Board of Continental AG

List of the positions held by current and former Executive Board members on statutory Supervisory Boards and on comparable controlling bodies of companies in Germany and abroad in accordance with section 285 no. 10 of the *Handelsgesetzbuch* (HGB – German Commercial Code)

Companies with no country specified are located in Germany.

Manfred Wennemer, Chairman
ContiTech
Frankfurter Versicherungs-Aktiengesellschaft, Frankfurt/Main; Benecke-Kaliko AG, Hanover* (Chairman); Continental Teves, Inc., Wilmington, Delaware, U.S.A.*; Continental Tire North America, Inc., Charlotte, North Carolina, U.S.A.*; ContiTech AG, Hanover* (Chairman); ContiTech AGES SpA, Santena, Italy* (President) (until Jan. 20, 2005); ContiTech Antriebssysteme GmbH, Hanover*; ContiTech North America, Inc., Wilmington, Delaware, U.S.A.*; ContiTech Schlauch GmbH, Hanover*; ContiTech Techno-Chemie GmbH, Karben*; ContiTech Transportbandsysteme GmbH, Hanover*; ContiTech Vibration Control GmbH, Hanover*; Conti Temic microelectronic GmbH, Nuremberg* (until Dec. 13, 2004); Phoenix AG, Hamburg* (since Feb. 9, 2005)

Dr. Alan Hippe, Finance, Controlling and Law
Hamburg-Mannheimer Versicherungs-AG, Hamburg; Hamburg-Mannheimer Sachversicherungs-AG, Hamburg; Continental Automotive, Inc., Wilmington, Delaware, U.S.A.*; Continental Rubber of America, Corp., Wilmington, Delaware, U.S.A.*; Continental Teves, Inc., Wilmington, Delaware, U.S.A.*; Continental Tire North America, Inc., Charlotte, North Carolina, U.S.A.*; ContiTech North America, Inc., Wilmington, Delaware, U.S.A.*; ContiTech AG, Hanover*; Phoenix AG, Hamburg* (since Feb. 9, 2005)

Martien de Louw, Passenger and Light Truck Tires
CG Tire, Inc., Charlotte, North Carolina, U.S.A.*; CGT Referral Resources, Inc., Charlotte, North Carolina, U.S.A.*; Compañía Hulera Euzkadi, S.A. de C. V., México D.F., Mexico*; Continental Automotive, Inc., Wilmington, Delaware, U.S.A.*; Continental Automotive Licensing Corp., Charlotte, North Carolina, U.S.A.*; Continental Llantera Potosina, S.A. de C.V., México D.F., Mexico*; Continental Products Corporation, Charlotte, North Carolina, U.S.A.*; Continental Tire de México, S.A. de C. V., México D.F., Mexico*; Continental Tire North America, Inc., Charlotte, North Carolina, U.S.A.*; Continental Tire Servicios, S.A. de C.V., México D.F., Mexico*; CTNA Holding Corp., Charlotte, North Carolina, U.S.A.*; Dynagen, Inc., Charlotte, North Carolina, U.S.A.*; Englewood Services, Inc., Charlotte, North Carolina, U.S.A.*; General Tire de México, S.A. de C.V., México D.F., Mexico*; General Tire International Company, Charlotte, North Carolina, U.S.A.*; The Continental General Tire Foundation, Charlotte, North Carolina, U.S.A.*; Temic Automotive of North America, Inc., Auburn Hills, Michigan, U.S.A.*

Dr. Karl-Thomas Neumann, Automotive Systems
(Member of the Executive Board since October 1, 2004)
ELMOS Semiconductor AG, Dortmund; SupplyOn AG, Gerlingen-Schillerhöhe (since January 11, 2005); Continental Teves, Inc., Wilmington, Delaware, U.S.A.*

Dr. Hans-Joachim Nikolin, Commericial Vehicle Tires, Corporate Quality and Environment
TÜV Nord-Gruppe, Hamburg; Continental Sime Tyre Sdn. Bhd., Petaling Jaya, Malaysia*; Continental Tire North America, Inc., Charlotte, North Carolina, U.S.A.*; Continental Tyre South Africa (PTY) Limited, Port Elizabeth, South Africa*; Drahtcord Saar GmbH & Co. KG, Merzig; KG Deutsche Gasrußwerke GmbH & Co., Dortmund; Semperit Reifen Gesellschaft m.b.H., Traiskirchen, Austria* (Chairman)

Thomas Sattelberger, Human Resources, Director of Labor Relations

Dr. Wolfgang Ziebart, Deputy Chairman
Automotive Systems
(Member of the Executive Board until August 31, 2004)
SupplyOn AG, Gerlingen-Schillerhöhe; Continental Teves, Inc., Wilmington, Delaware, U.S.A.*; Conti Temic microelectronic GmbH, Nuremberg* (Chairman)

* Consolidated companies pursuant to section 100 (2) of the *Aktiengesetz* (AktG – German Stock Corporation Act)

Continental Corporation – Ten-Year Review

		2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Balance sheets											
Fixed assets and investments	€ millions	4,744.7	4,430.9	4,549.2	4,862.8	4,387.9	4,220.6	3,999.3	1,797.7	1,797.3	1,781.9
Current assets	€ millions	4,593.9	3,463.5	3,094.9	3,570.2	2,896.6	2,918.8	2,586.1	2,112.6	1,629.4	1,645.5
Other assets	€ millions	344.9	404.1	553.0	561.6	330.7	264.4	180.3	–	–	–
Total assets	€ millions	9,683.5	8,298.5	8,197.1	8,994.6	7,615.2	7,403.8	6,765.7	3,910.3	3,426.7	3,427.4
Shareholders' equity	€ millions	2,842.3	1,983.2	1,715.2	1,546.7	1,844.1	1,760.6	1,329.1	1,232.3	816.7	764.2
Equity ratio	in %	29.4	23.9	20.9	17.2	24.2	23.8	19.6	31.5	23.8	22.3
Minority interests	€ millions	224.2	151.4	92.2	101.4	145.7	142.4	174.5	149.5	134.5	102.7
Capital expenditure on property, plant, and equipment	€ millions	672.4	583.5	581.2	704.9	682.8	581.5	416.3	282.6	282.0	302.3
Net indebtedness	€ millions	695.0	1,168.6	1,899.0	2,601.1	2,017.9	1,712.8	1,919.0	283.4	836.9	1,016.8
Gearing ratio	in %	24.5	58.9	110.7	168.2	109.4	97.3	144.4	23.0	102.5	133,1
Statements of income											
Sales	€ millions	12,597.4	11,534.4	11,408.3	11,233.3	10,115.0	9,132.2	6,743.2	5,719.4	5,333.1	5,242.0
Share of foreign sales	in %	66.8	67.0	68.4	70.4	68.9	68.6	66.4	67.4	66.1	66.5
Cost of sales[1]	in %	75.1	76.5	78.2	82.8	75.6	74.5	70.0	67.9	69.4	69.9
Research and development expenses[1]	in %	4.2	4.3	4.3	4.1	4.1	4.1	4.0	4.0	4.0	4.0
Selling expenses[1]	in %	6.2	6.2	6.4	6.3	11.1	11.6	14.4	16.0	15.8	15.6
Administrative expenses[1]	in %	3.2	3.3	3.4	3.6	3.7	3.8	4.6	5.3	5.5	5.7
EBITA	€ millions	1,096.4	855.2	694.3	32.8	533.0	607.3	397.7	321.7	269.3	200.2
EBITA[1]	in %	8.7	7.4	6.1	0.3	5.3	6.7	5.9	5.6	5.0	3.8
Personnel expenses	€ millions	3,067.4	2,681.8	2,650.2	2,867.8	2,580.8	2387.7	1,937.1	1,751.5	1,672.2	1,673.9
Amortization and depreciation[2]	€ millions	665.7	603.1	670.3	891.3	654.7	576.5	395.7	306.8	311.5	282.6
Cash flow	€ millions	1,443.8	985.9	919.0	666.5	866.3	849.7	567.0	490.9	416.5	378.2
Consolidated net income	€ millions	673.8	314.0	226.0	- 257.6	204.7	234.7	138.2	164.5	98.4	79.4
Employees											
Annual average	thousands	73.7	66.5	65.1	67.0	63.5	62.6	50.2	44.8	46.4	48.4

[1] As a % of sales; as of 2001, selling expenses comprise only the functional selling and logistics costs, plus IT costs.

[2] Excluding write-downs of investments

The consolidated financial statements for the years before 1998 were prepared in accordance with the *Handelsgesetzbuch* (HGB – German Commercial Code); from 1999, including the comparative period for 1998, onwards, they have been prepared in accordance with U.S. GAAP.

05

... we are expecting a further increase in sales and earnings.

Financial Calendar

2005

Financials press conference	March 31
Analyst conference	March 31
Interim report as of March 31, 2005	May 4
Annual Shareholders' Meeting	May 12
Interim report as of June 30, 2005	August 2
Interim report as of September 30, 2005	November 2

2006

Financials press conference	February/March
Analyst conference	February/March
Interim report as of March 31, 2006	May
Annual Shareholders' Meeting	May 5
Interim report as of June 30, 2006	August
Interim report as of September 30, 2006	November

Information

This Annual Report is also published in German. The financial statements of Continental Aktiengesellschaft are also available in English and German.

This information can be obtained from:
Continental AG, Corporate Communications
P.O. Box 169, 30001 Hanover, Germany
Phone: +49 511 938-1146, Fax: +49 511 938-1055
E-mail: prkonzern@conti.de

The entire Annual Report and the interim reports are available on the Internet at www.conti-online.com

Acknowledgements

Published by
Continental Aktiengesellschaft, Hanover
Corporate Communications

Concept and design: Interbrand Zintzmeyer & Lux
Printing, processing: Druckerei Fritz Kriechbaumer, Taufkirchen
Photos: Manfred Zimmermann, Hanover

Selected Financial Terms

AICPA American Institute of Certified Public Accountants. Professional association in the United States.

APB Accounting Principles Board Opinions. The accounting principles issued prior to the establishment of FASB, which are still applicable in some cases.

ARB Accounting Research Bulletins. Accounting directives published prior to the formation of the FASB and prior to the APB of the Committee on Accounting Procedure, the first standards-issuing body of the AICPA. Where applicable, these ARB still represent binding GAAP.

Asset Backed Securitization Program Under such programs, trade accounts receivable are pooled for each country and sold to financing companies, who refinance the purchase by issuing commercial paper.

Continental Value Contribution (CVC) CVC represents the absolute amount of additional value created, and the Delta CVC represents the change in absolute value creation over the prior year. Value is created when the actual return (ROCE) exceeds the required minimum. The required minimum return is derived from the weighted average cost of capital (WACC) for Continental Corporation. CVC is measured by subtracting the minimum return from the actual ROCE and multiplying the net difference by the operating assets as of the balance sheet date. Based on the Delta CVC, we can monitor the extent management units generate value-creating growth or employ resources efficiently.

Derivative financial instruments Transactions used to manage interest rate and/or currency risks.

EBIT Earnings Before Interest and Taxes. EBIT represents the results of operations. Since 2002, when the scheduled amortization of goodwill was discontinued, EBITA = EBIT.

EBITA EBIT before scheduled goodwill amortization.

FASB Financial Accounting Standards Board. The authority that defines the financial accounting standards for U.S. GAAP.

FIN Interpretations of accounting standards issued by the FASB to clarify, explain, or expand on existing FAS, ARB and APB.

Gearing ratio The gearing ratio represents the net indebtedness divided by shareholders' equity, expressed as a percentage.

IAS International Accounting Standards. The accounting principles formerly issued by the IASB, which are still applicable in some cases.

IASB International Accounting Standards Board. The authority that defines the International Financial Reporting Standards.

IFRS International Financial Reporting Standards. The accounting standards issued by the IASB.

Interest rate cap An interest rate cap sets an upper limit for a variable interest rate in relation to a notional debt amount. To the extent that the variable interest due on the underlying debt exceeds the cap amount, the holder of the cap receives income in the amount of the difference to the cap. An up-front premium is paid as consideration for the cap.

Interest rate swap An interest rate swap is the exchange of interest payments between two parties. For example, this allows variable interest to be exchanged for fixed interest, or vice versa.

Net indebtedness Net indebtedness represents the net amount of interest-bearing liabilities and cash and cash equivalents as recognized in the balance sheet.

Operating assets Operating assets include the assets as reported in the balance sheet, except for the effects from the sale of accounts receivable, cash and cash equivalents, deferred tax assets and tax refunds receivable, less trade accounts payable.

Rating Standardized indicator for the international finance markets that assesses and classifies the creditworthiness of a debtor. The classification is the result of an economic analysis of the debtor by specialist rating companies.

ROCE Return On Capital Employed. We define ROCE as the ratio of EBIT to operating assets as of the balance sheet date.

SFAS/FAS Statements of Financial Accounting Standards. The accounting standards or amendments issued by the FASB.

U.S. GAAP United States Generally Accepted Accounting Principles, subdivided into binding and guiding principles. Binding principles are currently the SFAS, FIN, APB Opinions and ARB.

Weighted Average Cost of Capital (WACC) The WACC represents the weighted average cost of the required return on equity and net interest-bearing liabilities.

Continental Aktiengesellschaft, P.O.Box 169, 30001 Hanover, Germany
Phone +49 511 938-01, Fax +49 511 938-81770, mailservice@conti.de, www.conti-online.com
Company address: Vahrenwalder Straße 9, 30165 Hanover, Germany



Continental is an Official Partner of the 2006 FIFA World Cup Germany™.

Continental